PROSPECTUS
3,820,148 Shares
Ordinary Shares

Saifun Semiconductors is offering 340,000 ordinary shares and the selling shareholders, including members of our senior management and directors, and entities affiliated with them, are offering 3,480,148 ordinary shares. Our ordinary shares are quoted on The Nasdaq National Market and trade under the symbol “SFUN.” On March 30, 2006, the last reported sale price of our ordinary shares on The Nasdaq National Market was $31.06 per share.
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$30.250	$115,559,477
Underwriting Discount	$1.603	$6,123,697
Proceeds to Saifun Semiconductors (before expenses)	$28.647	$9,739,980
Proceeds to Selling Shareholders (before expenses)	$28.647	$99,695,800
The selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 573,022 ordinary shares on the same terms and conditions as set forth above if the underwriters sell more than 3,820,148 ordinary shares in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the ordinary shares on or about April 5, 2006.

Lehman Brothers	Deutsche Bank Securities	Citigroup

Sole Book-Running Manager	Joint Lead Manager	Joint Lead Manager
CIBC World Markets

William Blair & Company

Raymond James

WR Hambrecht + Co
March 30, 2006

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our ordinary shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

i

PROSPECTUS SUMMARY
      You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”
Saifun Semiconductors Ltd.
      We have invented and patented a technology that we refer to as nitride-read-only memory, or NROM, that we believe is leading a revolutionary shift in the non-volatile semiconductor memory market.
      Unlike volatile semiconductor memory devices which lose stored information after electrical power is turned off, non-volatile semiconductor memory devices retain stored information even without a power source. We believe that our NROM technology represents a breakthrough in the non-volatile memory market because it offers a number of significant advantages over existing non-volatile memory technology. Although the semiconductor market has periodically experienced cyclicality, we believe overall demand in the industry will continue to remain strong. According to market estimates from Web-Feet Research, a market research firm in the electronics and the semiconductor industry, the code flash and data flash devices that our technology addresses accounted for sales of $19.9 billion in 2005, and are expected to grow to $46.5 billion by 2010, representing a compound annual growth rate of 18.5%. Web-Feet Research estimates that the embedded flash devices that our technology addresses accounted for sales of $3.3 billion in 2005, and are expected to grow to $6.3 billion by 2010, representing a compound annual growth rate of 13.8%. Taken as a whole, our NROM technology can be applied in semiconductor memory devices that in 2005 accounted for sales of $23.2 billion and that are expected to grow to $52.8 billion by 2010, representing a compound annual growth rate of 17.9%.
      We have a business model with two revenue streams. We derive our revenues primarily through licensing our intellectual property. We also derive revenues from design and product development services that we provide to our licensees. The non-volatile memory market is dominated by a small number of large semiconductor manufacturers. We are concentrating our efforts on licensing our technology to market leaders, including Spansion LLC (formerly known as Fujitsu AMD Semiconductor LLC), Infineon Technologies AG, Matsushita Electric Industrial Co., Ltd., Macronix International Co., Ltd., Sony Corporation and Semiconductor Manufacturing International Corporation. This has led us to depend on a relatively small number of licensees for revenues. To date, our revenues from Sony Corporation, Matsushita Electric Industrial Co., Ltd. and Semiconductor Manufacturing International Corporation have not constituted a significant portion of our total revenues.
      In 2005, we had revenues of $78.6 million (including $19.2 million of non-cash license fees recognized in connection with the exit in December 2004 from our former joint venture with Infineon Technologies) and operating income of $48.0 million, and for 2004, we had revenues of $30.6 million and operating income of $11.7 million. Our net loss of $37.9 million in 2004 resulted primarily from our share of the losses of our former joint venture as well as from a capital loss resulting from our exit from the joint venture. In 2005, we had net income of $44.5 million.
Industry Overview
      Demand for non-volatile memory is experiencing rapid growth as consumer electronics, communications, automotive and industrial products proliferate and require increasingly complex programming codes, and as digitization of information, including photographs, video, music and documents, require increased data storage capacity. These products include mobile phones, still and video digital cameras, portable computers, portable digital music players, digital video recorders, set-top boxes, communication routers and switches, digital televisions and other electronic systems. The growth in demand for these products is expected to result in an increase in average bit density per device, representing the average number of bits available in a memory device, of 79.2% for code flash and 46.5% for data flash from 2005 to 2006, according to Web-Feet Research.

      Concurrent with this growth, product manufacturers are demanding (1) faster read and write speeds to access code and data, (2) the ability to read and modify stored information repeatedly without adversely impacting reliability, and (3) the ability to retain stored information for an extended period. As a consequence, semiconductor manufacturers are continuously seeking advancements to existing technologies and exploring new technologies in order to meet these requirements and lower their costs.
      The most widely-used technology for non-volatile semiconductor memory devices is floating gate technology, which was developed in the late 1960s and has been the prevalent technology for non-volatile semiconductor memory devices since that time. Non-volatile memory based on floating gate technology is subject to a number of limitations. Floating gate devices face significant challenges in reducing cell size and packing cells into smaller spaces on a silicon wafer, referred to as device shrink. In addition, manufacturing non-volatile memory devices using floating gate technology involves a complicated process, which results in high manufacturing costs and a long manufacturing cycle and may also result in lower yields. Floating gate devices also require different cell architectures and thus different manufacturing processes for each type of non-volatile memory device. As a result, most manufacturers of non-volatile memory devices concentrate in particular segments of the market due to the high cost and technical challenges associated with implementing different manufacturing processes within each segment.
      Semiconductor manufacturers have sought to achieve device shrink through multi-level cells that use the same architecture as single-cell memory devices, but store fractional charge levels within a single cell, thereby permitting the storage of two bits of information per cell. However, current implementations of this technology have experienced problems with slow read and write times and reduced overall levels of reliability.
Our Solution
      We believe that our NROM technology offers the following significant advantages over traditional non-volatile semiconductor memory technology:
      Increased storage capacity. Our NROM technology doubles the storage capacity of each memory cell on a silicon wafer by enabling the storage of two physically-separated bits of information within a single cell. This results in a significantly lower cost per bit. In addition, our next generation NROM technology, referred to as QUAD NROM, enables the storage of four bits of information in a single cell. We believe that our QUAD NROM technology will enable us to achieve further device shrink and further lower the cost per bit.
      Device shrink. Due to a simpler cell architecture, we believe that our NROM technology is easier to migrate to smaller manufacturing process geometries than floating gate technology. To date, some of our licensees have sold devices based on our NROM technology down to 110 nanometer process geometries and are also sampling products based on 90 nanometer processes and one licensee has announced plans for products based on 65 nanometer processes.
      Simple, low cost manufacturing process. Non-volatile memory devices that incorporate our NROM technology require fewer manufacturing steps than comparable floating gate devices.
      High performance and reliability. Devices based on our NROM technology benefit from enhanced performance and reliability compared to comparable floating gate devices because the charge stored in the device cannot “leak” out through a single point defect in the cell.
      Same platform for all primary segments of non-volatile memory market. Our NROM technology uses the same cell and array architecture and manufacturing process for all primary segments of the non-volatile memory market. This allows us to grant licenses that enable semiconductor manufacturers to compete in all segments without the need for separate manufacturing facilities.
      Our technology has some limitations. For example, NROM devices may require a higher programming electrical current than some comparable floating gate devices. This may require a more complex design to meet comparable specifications and may result in a longer development time.

Our Strategy
      Our goal is to establish our NROM technology as the leading technology in the non-volatile semiconductor memory market. We intend to achieve our goal through the following strategy:
      Accelerate implementation of NROM technology by our licensees. We are seeking to accelerate implementation of our NROM technology in a broad range of our licensees’ products and to reduce their time to market by providing them with design and product development services focused, in particular, on enabling them to incorporate our NROM technology into their products using their existing manufacturing facilities.
      Continue to direct licensing efforts of our NROM technology at market-leaders. We believe that our NROM technology will appeal to semiconductor manufacturers in all segments of the non-volatile memory market, and we intend to continue licensing our technology selectively to market leaders.
      Continue to innovate. We believe that we can further develop and enhance our NROM technology. For example, we have provided engineering samples to several of our licensees of a product implementing four bits per cell using our QUAD NROM technology. We believe that our QUAD NROM technology is currently the only technology that is suited to mass production of four-bit-per-cell devices.
      Enhance our existing technology portfolio. We believe that our strong patent portfolio and intellectual property position, with over 65 issued U.S. patents (including 10 co-owned U.S. patents) and seven non-U.S. patents, and over 55 pending U.S. patent applications and over 100 pending non-U.S. patent applications, will allow us to maintain our competitive position. We are committed to investing in research and development and continuing to expand and broaden our patent portfolio in key jurisdictions.
Company Information
      We were incorporated under the laws of the State of Israel in November 1996 and commenced operations in July 1997. Our principal executive offices are located at ELROD Building, 45 Hamelacha Street, Sappir Industrial Park, Netanya 42504, Israel, and our telephone number is +972 (9) 892-8444. Our web site address is www.saifun.com. The information on our web site does not constitute part of this prospectus.
      The terms “Saifun,” “we,” “us” and “our” refer to Saifun Semiconductors Ltd. and our wholly-owned subsidiaries. The term “Infineon Technologies” refers to Infineon Technologies AG. The term “Infineon Technologies Flash Germany” refers to Infineon Technologies Flash GmbH & Co. KG. The term “Infineon Technologies Flash Israel” refers to Infineon Technologies Flash Ltd.
Industry Data
      All references to market data, industry statistics and other information in this prospectus attributed to Gartner, Inc. are contained in the following industry publications: Semiconductor Market Share Database, dated March 2005; Market Share: Semiconductor Revenue, Worldwide, 2005 (Preliminary Estimates), dated December 2005; and Market Share: Foundries, Worldwide, 1H05, dated October 2005. All references to market data, industry statistics and other information in this prospectus attributed to Web-Feet Research are contained in the following industry publications: 2004 Non-Volatile Memory Market Shares by Vendor, dated March 2005; Flash Memory Market Shares by Vendor, dated February 2006; Flash Memory Component Forecast: Q4 2005/Q1 2006, dated January 2006; and emFlash Memory Markets — 2005-2011: The Markets for Monolithically Embedded Flash Memory, dated January 2006. When we refer in this prospectus to industry and market data provided by Web-Feet Research, references to the data flash market are based on Web-Feet Research’s estimates of the NAND flash market and references to the code flash market are based on Web-Feet Research’s estimates of the NOR flash market. Web-Feet Research has advised us that they believe that these references are appropriate because the vast majority of flash memory for data applications is based on NAND technology and for code applications is based on NOR technology.

      The terms “Saifun NROM” and “QUAD NROM,” as well as the name “Saifun” and our logo, are registered trademarks. All other registered trademarks appearing in this prospectus are owned by their holders.

The Offering

Ordinary shares offered:
By Saifun Semiconductors	340,000 shares.
By the selling shareholders	3,480,148 shares.
Ordinary shares to be outstanding after this offering	30,418,011 shares.
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $9.4 million. We intend to use these proceeds for general corporate purposes and working capital. In addition, we will receive $2.2 million pursuant to the exercise by certain selling shareholders prior to the closing of this offering of options to purchase 409,702 ordinary shares. We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders include members of our senior management and directors, and entities affiliated with them.
Lock-up period	Our directors and officers and the selling shareholders have agreed not to sell any shares during the 90-day period (subject to extension) following the date of this prospectus except for the additional shares that may be sold in connection with the option granted to the underwriters.
Nasdaq National Market symbol	“SFUN.”
      The number of ordinary shares to be outstanding after this offering is based on 29,668,309 ordinary shares outstanding as of March 30, 2006, gives effect to the issuance (i) of 409,702 ordinary shares prior to the closing of this offering pursuant to the exercise of options by certain selling shareholders and (ii) of 340,000 ordinary shares by us in this offering, and excludes:

•	257,836 issued ordinary shares that are unpaid, are held in trust by the trust company of our Israeli counsel for delivery to the Company’s employees upon exercise of options outstanding under our share option plans and carry no voting rights;

•	5,684,390 ordinary shares reserved for issuance under our share option plans (which includes the 257,836 ordinary shares referred to above), of which options to purchase 4,609,441 ordinary shares at a weighted average exercise price of $11.73 per share had been granted as of February 28, 2006; and

•	30,800 ordinary shares issuable upon the exercise of options granted outside of our share option plans at a weighed average exercise price of $3.14.
      Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase from the selling shareholders up to 573,022 additional ordinary shares; and

•	includes the issuance of 60,587 ordinary shares issued after February 28, 2006 pursuant to the exercise of options under our employee share option plans.

Summary Consolidated Financial Data
      The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this data along with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended

	Dec. 28,	Dec. 26,	Dec. 31,
	2003(3)	2004(3)	2005

	(in thousands, except share and per share data)
Statements of operations data:
Revenues:(1)
Licenses	$7,817	$22,640	$65,790
Services	6,639	7,926	12,811

Total revenues	14,456	30,566	78,601
Cost of services(2)	4,147	7,084	12,048

Gross profit	10,309	23,482	66,553

Operating expenses:
Research and development(2)	9,132	6,792	7,427
Marketing and selling(2)	2,543	2,914	4,889
General and administrative(2)	1,779	2,115	6,216

Total operating expenses	13,454	11,821	18,532

Operating income (loss)	(3,145)	11,661	48,021
Financial income, net	1,137	1,699	1,749
Equity in losses of equity method investees	(12,820)	(26,172)	—
Compensation expense related to issuance of options to employees of equity method investees	(206)	(569)	—
Capital loss from sale of equity method investees	—	(17,334)	—

Income (loss) from continuing operations	(15,034)	(30,715)	49,770
Loss from discontinued operations(2)(3)	(156)	(7,189)	(5,263)

Net income (loss)	$(15,190)	$(37,904)	$44,507

Basic earnings (loss) from continuing operations per ordinary share	$(0.89)	$(1.81)	$0.46

Basic loss from discontinued operations per ordinary share	$(0.01)	$(0.43)	$(0.29)

Basic net earnings (loss) per ordinary share	$(0.90)	$(2.24)	$0.17

Weighted average number of ordinary shares used in computing net earnings (loss) per share amounts — basic	16,896,134	16,927,087	29,452,828

Diluted earnings (loss) from continuing operations per ordinary share	$(0.89)	$(1.81)	$0.36

Diluted loss from discontinued operations per ordinary share	$(0.01)	$(0.43)	$(0.20)

Diluted net earnings (loss) per ordinary share	$(0.90)	$(2.24)	$0.16

Weighted average number of ordinary shares used in computing net earnings (loss) per share amounts — diluted	16,896,134	16,927,087	31,947,043

(1)	Includes revenues from related parties, principally from design and product development services provided to our former joint venture, consisting of $6.4 million for 2003, and $8.4 million for 2004. License revenues for 2005 include non-cash revenues of $19.2 million resulting from the termination of our former joint venture.

(2)	Expenses include stock-based compensation related to options granted to employees and others as follows:

	Year ended	Year ended
	December 26,	December 31,
	2004	2005

	(in thousands)
Cost of services	$175	$834
Research and development	220	330
Marketing and selling	87	667
General and administrative	96	2,410
Loss from discontinued operations	23	54

Total	$601	$4,295

During the third quarter of 2004, we adopted the fair value recognition provisions of FAS 123, as amended by FAS 148 for stock-based employee compensation. Effective December 29, 2003, we elected to apply the Modified Prospective Method under FAS 148. Accordingly, unvested options were accounted for under the fair value recognition provision of FAS 123 from December 29, 2003 as if the fair value method had been applied since the date of grant.

(3)	We decided to discontinue product sales in the second quarter of 2005. During the quarter ended September 25, 2005, we began accounting for products sales operations as discontinued operations; and prior year financial information has been reclassified.

	As of December 31, 2005

	Actual	As adjusted

		(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$100,327	$111,899
Held-to-maturity marketable securities	81,496	81,496
Working capital	166,487	178,059
Total assets	193,738	205,310
Total liabilities	17,665	17,665
Capital stock	120	122
Accumulated deficit	(35,791)	(35,791)
Total shareholders’ equity	176,073	187,645

As adjusted information included above in the consolidated balance sheet data reflects our receipt of (1) estimated net proceeds of $9.4 million from the sale by us of 340,000 ordinary shares in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, and (2) $2.2 million pursuant to the exercise by certain selling shareholders prior to the closing of this offering of options to purchase 409,702 ordinary shares.

RISK FACTORS
      This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.
Risks Related to Our Business

Our historical financial data may be of limited value in evaluating our future prospects.
      To date, we have derived substantially all of our revenues from licensing our intellectual property to third parties and from the provision of design and product development services to Infineon Technologies Flash. Almost all of our license revenues have consisted of license fees and a small portion of our revenues has consisted of license royalties based on a percentage of our licensees’ net sales of products incorporating our intellectual property. Subject to our licensees increasing sales of products incorporating our licensed intellectual property, we expect that the proportion of our revenues derived from license royalties will increase relative to license fees. As a result, the components of our revenues may change substantially in future periods. In addition, because we exited our joint venture with Infineon Technologies in December 2004, we will no longer include in our net loss a percentage share of the net loss of the joint venture. Furthermore, in the second quarter of 2005, we decided to discontinue product sales in order to focus on our licensing and services activities. Our product-related activities are presented in our financial statements as a separate line item entitled “Loss from discontinued operations.” As a result of these factors, our historical financial data may be of limited value in evaluating our future prospects.

We depend on a small number of licensees for our revenues and if we lose any of these licensees our revenues may decrease substantially.
      To date, we have derived the majority of our revenues from license and service agreements with semiconductor manufacturers in the code, data and embedded flash memory segments. Three licensees accounted for 90% of our licensing and service revenues in 2004 and 87% of our licensing and service revenues in 2005:

	Year ended

	December 26,		December 31,
	2004		2005

Macronix International Co., Ltd.	37%		18%
Infineon Technologies AG	28	*	57
Spansion LLC	25		12

*	Includes revenues from Infineon Technologies Flash Israel, the Israeli entity in our former joint venture which we exited in December 2004.
      As of December 31, 2005, our license agreements contained contractual commitments for license fees payable to us before December 31, 2007 totaling approximately $42 million, the substantial majority of which we expect to recognize prior to December 31, 2007. The majority of this amount is payable by Infineon Technologies and the majority of the remaining balance by Semiconductor Manufacturing International Corporation. Substantially all of these fees are subject to cancellation by our licensees. Subject to these licensees successfully incorporating our intellectual property into their products, we expect that a significant portion of our future revenues will continue to be derived from them for the foreseeable future. The loss of any of these licensees or any other significant customer in the future could cause our revenues to decrease substantially.

Our reputation and revenues could be adversely affected if our licensees do not successfully implement our NROM technology in a wide range of their products.
      An important element of our strategy is to accelerate the adoption of our NROM technology by our licensees in the code, data and embedded flash segments of the non-volatile memory market. In particular, the data flash market is projected by Web-Feet Research to grow between 2005 and 2010 at a compound annual growth rate of 24.0% to $34.8 billion while the code flash market is projected to grow at 7.8% to $11.7 billion over the same period. We have granted a license to use our NROM technology in data flash applications to Infineon Technologies, Macronix, Semiconductor Manufacturing International Corporation and Spansion, although only Infineon Technologies is selling data flash devices incorporating our technology. Our licensees may fail to implement our NROM technology in a timely manner or in a large number of their products. While certain of our license agreements contain provisions for prepaid royalty payments irrespective of sales by our licensees, these amounts are less than the amounts we would expect to earn from royalty payments based on substantial sales of products incorporating our NROM technology. In addition, our licensees may elect to rely on other licensed or internally-developed technologies for some or all of their products instead of implementing our NROM technology. If a leading semiconductor manufacturer adopts and achieves success with another technology or incorporates our NROM technology but fails to achieve success with its products, our reputation and revenues could be adversely affected.

Our growth and future prospects could be harmed if we are unable to enter into favorable agreements to license our NROM technology to other semiconductor manufacturers.
      We intend to license our NROM technology to other semiconductor manufacturers in the code, data and embedded flash segments of the non-volatile memory market. In order to successfully license our NROM technology to additional licensees, we must persuade them of the benefits of our technology over existing floating gate technology. The code and data flash memory segments are each dominated by a small number of large manufacturers. According to Web-Feet Research, the top six manufacturers accounted for 82.0% of revenues in the code and data memory segments in 2005. Due to the projected growth in the data flash market compared to the code flash market, a failure to enter into license agreements in the data flash segments or the failure of our existing licensees to penetrate this market could adversely affect our growth and future prospects. In addition, we have agreed with Macronix that we will be allowed to grant a license to manufacture products incorporating our NROM technology to only one other new licensee in Taiwan for code and data flash products, provided we pay Macronix a portion of the license fees that we receive from any such license. If additional significant manufacturers of non-volatile memory products are established in Taiwan in the future, this restriction may limit the revenues that we can derive from this market, or result in additional costs, to enter into license agreements with these manufacturers. If a leading semiconductor manufacturer in the code or data flash memory segment adopts and achieves success with a competing technology or incorporates our technology but fails to achieve success with its products, our reputation and revenues could be adversely affected. It takes a significant amount of time to design, develop and manufacture non-volatile memory devices and, as a result, if a competitor starts to manufacture products based on a competing technology, it may be difficult for us to displace that technology. In addition, we must negotiate license agreements with favorable license fees and royalty payments. The license fees and royalties under our current license agreements vary significantly among our licensees. For example, our first license agreement with Spansion, which in 2004, according to Web-Feet Research, was the largest vendor worldwide of code flash with total sales of $2.4 billion, or 24.3% of the total code flash market, contains a uniform royalty rate that is lower than the royalty rates in some of our other license agreements and stepped thresholds that limit the amount from which we can derive royalties to $1.2 billion of annual net sales of products by Spansion incorporating our NROM technology. If we are unable to negotiate favorable license agreements with other semiconductor manufacturers, our growth and future prospects could be harmed.

If we are unable to successfully protect our inventions through the issuance and enforcement of patents, our business could be significantly harmed.
      As we derive a significant portion of our revenue from licensing activities, our ability to innovate and protect our innovations by applying for, obtaining and enforcing our patents is important to our business and revenues. As of December 31, 2005, we owned over 65 issued U.S. patents (including 10 co-owned U.S. patents) and seven non-U.S. patents, and we had over 55 pending U.S. patent applications and over 100 pending non-U.S. patent applications. If we fail to obtain patents, are unable to obtain patents with claims of a scope necessary to cover our technology, or our issued patents are determined invalid or not to cover our technology, our licensees and others could use portions of our intellectual property without paying license fees and royalties, which could weaken our competitive position, significantly harm our revenues and prospects, and increase the likelihood of costly litigation. We have an active program to protect our proprietary inventions through the filing of patent applications and taking certain steps to preserve the confidentiality of our confidential and proprietary information. There can be no assurance, however, that:

•	current or future U.S. or foreign patent applications will be approved;

•	our issued patents will protect our intellectual property and not be challenged by third parties;

•	the validity of our patents will be upheld;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

Our failure to protect the intellectual property created by us would cause our business to suffer.
      In addition to patent protection, we rely on a combination of trade secret, copyright and trademark laws and restrictions on disclosure to protect our intellectual property rights, including through confidentiality agreements with our employees, consultants and customers. We cannot be certain that these contracts have not been and will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently discovered by competitors. Further, the growth of our business depends in large part on our ability to convince third parties of the applicability of our intellectual property to their products, and our ability to enforce our intellectual property rights against them. As part of our marketing efforts, we disclose to our prospective customers some of our proprietary information, not all of which is patent protected. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States or in countries where we have not obtained or have limited patents on our technology, including China and Taiwan. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient.

Potential intellectual property claims by and against us and resulting litigation could subject us to significant costs and could invalidate our proprietary rights.
      In the semiconductor industry, it is not unusual for companies to receive notices alleging infringement of patents or other intellectual property rights of others. We are not currently subject to any proceedings for infringement of patents or intellectual property rights of others and are not aware of any parties that intend to pursue such claims against us. If it appears necessary or desirable, we may seek to license intellectual property that we are alleged to be infringing. Licenses may not be offered and the terms of any offered licenses may not be acceptable to us. The failure to obtain a license under a key patent or intellectual property directly from a third party for technology used by us or provided by us to our licensees could cause us to incur substantial liabilities and to suspend the manufacture of the products utilizing certain technology or to attempt to develop non-infringing products, any of which could harm our business. We may find it necessary to litigate to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement of others’ intellectual property or invalidity of our own intellectual property. For example, in 2002 we incurred expenses of approximately $2.2 million in connection with a settlement and license agreement with Fujitsu Limited and Advanced Micro Devices, Inc. pursuant to which we agreed to settle a claim that we filed in the United States District Court for the Southern District of New York for infringement of patents, breach of contract and unjust enrichment. In addition, we have provided a limited indemnity to certain of our licensees against losses resulting from claims that our NROM technology incorporated into their products infringes certain third party intellectual property rights, and we may agree to indemnify other licensees in the future. These indemnification obligations could result in significant expense. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others, limit the value of our licensed technology and otherwise negatively impact our business. Even if we adequately protect our intellectual property rights, litigation may be necessary to enforce these rights, which could result in substantial costs to us and a substantial diversion of management attention, which could harm our business.

The timing and amount of our revenues from new license agreements and the amount of our revenues from royalties is difficult to predict and may fluctuate.
      The amount of time it takes to enter into a new license agreement and generate a license fee and to establish a royalty stream can range from three or more months, for the entry into the license agreement, to two years or more, for establishment of a royalty stream. As such, it is difficult to make an accurate prediction of future license fees and royalties from new licensees. In addition, we recognize license fees ratably over the period during which we expect to provide initial customer support to our licensees to assist them in incorporating our intellectual property into their products, independent of the actual payment schedules under the license agreement, but provided that payment is due or guaranteed according to the terms of the agreement. We review our assumptions regarding the support periods on a regular basis; however, there can be no assurance that we will accurately estimate the period during which we will provide initial customer support to our licensees, or that we will have, or be able to expend, sufficient resources required to complete a project. We have in the past experienced changes and delays to our licensees’ projected product development schedules and there can be no assurance that they will not be changed or delayed in the future. Royalties are also dependent upon fluctuating sales volumes and prices of products that include our NROM technology, all of which are beyond our ability to control or assess in advance. As a result of these uncertainties, the timing and amount of license revenues and the amount of royalty revenues are difficult to predict. This may make accurate financial forecasts difficult to achieve, which could cause our stock price to become volatile and decline.

Our licensees may be subject to intellectual property infringement claims by third parties or other licensees of our technology.
      Our licensees use various aspects of their own patents and intellectual property in the manufacture, design and testing of non-volatile memory products incorporating our NROM technology. Third parties may claim that the products manufactured by our licensees infringe the third party’s patents and other intellectual property. In addition, our licensees may sue each other for infringement of each other’s patent and intellectual property rights. While two of our licensees have agreed not to block certain other licensees from manufacturing products incorporating our NROM technology, these arrangements are subject to exceptions and may be difficult to enforce. The code and data flash memory segments of the non-volatile memory market are each dominated by a small number of large manufacturers. As a result, there are a limited number of companies to which we can license our patents and intellectual property in these segments. While there are a larger number of potential licensees in the embedded flash memory market, these licensees too could be subject to intellectual property infringement claims from third parties or each other. Our ability to receive royalties depends on our licensees’ sales of products incorporating our NROM technology. Our royalty revenues may be adversely affected if third parties attempt to block our licensees, or our licensees attempt to block other licensees, from manufacturing products incorporating our NROM technology.

Our difficulties in verifying royalty amounts and other payments owed to us under our license and other agreements may cause us to lose revenues.
      Our long-term success depends in part on future royalties paid to us by licensees. Royalties are based on a percentage of the revenues received by licensees on sales of products incorporating our licensed intellectual property. We are dependent upon our ability to enforce agreements for the payment of royalties. The standard terms of our license agreements require our licensees to document the manufacture and sale of products that incorporate our NROM technology and report this data to us on a periodic basis. We have also entered into a collaboration and distribution agreement with Spansion pursuant to which we share the profits from sales of agreed-upon serial flash products. Although our license agreements and this collaboration and distribution agreement give us the right to audit books and records of our counterparties and to verify this information, audits can be expensive, time consuming, and potentially detrimental to our ongoing business relationships. In addition, our agreements generally limit our audit rights to one audit each year. As a result, to date, we have relied exclusively on the accuracy of the reports themselves without independently verifying the information in them. Any inaccuracies or reporting errors that we fail to discover may result in us receiving less revenue than we are entitled to receive.

A decrease in the demand for consumer electronic, communications, automotive and industrial products may significantly decrease the demand for the products sold by our licensees and reduce our revenues and profitability.
      Flash memory devices that are based on our NROM technology are incorporated into products for consumer electronic, communications, automotive and industrial markets. These products include mobile phones, still and video digital cameras, personal digital assistants (or PDAs), portable computers, portable digital music players, digital video recorders, set-top boxes, network computers, communication routers and switches, digital televisions and other electronic systems. A significant decrease in the demand for these products may decrease the demand for the products of our licensees and could adversely affect our results of operations.

Our revenues and business will be harmed if we do not develop new innovations in a timely and cost-effective manner.
      We operate in highly competitive, quickly changing markets, which are characterized by rapid obsolescence of existing products. As a result, our future success depends on our ability to develop new technology and introduce this new technology that our customers choose to use or buy in significant quantities. In particular, the non-volatile memory market has been characterized by downward price pressure together with the demand for:

•	increased memory and features on same size or smaller chip;

•	migration to smaller process technologies;

•	faster read and write speeds, which allow a system’s microprocessor to access data without having to wait;

•	lower power consumption to allow for longer operating times using the same power source;

•	ability to withstand extreme temperature fluctuations; and

•	the ability to read and modify data many times without adversely impacting reliability.
      These challenges make developing new generations of products substantially more difficult than prior generations. In 2005, several of our licensees began developing products incorporating our next generation QUAD NROM technology which enables the storage of four bits of information in a single cell. We face challenges in implementing four-bit-per-cell devices based on our NROM technology. In particular, in order to program and read a QUAD NROM device, each cell must be capable of reliably storing and reading multiple voltage levels. The need to program and reliably distinguish between multiple voltage levels, without generating unacceptable error levels or materially degrading performance, requires more precise and sophisticated operation control. This is similar to the challenge that companies face when attempting to make two-bit-per-cell devices using floating gate technology. We invest in research and development and provide design and product development services to our licensees to assist them in meeting the manufacturing challenges presented by these demands. If our licensees are unsuccessful in introducing products that meet the demands described above or in migrating products incorporating our NROM technology to more advanced manufacturing processes, our business and financial results could be seriously harmed.

Cyclicality in the semiconductor industry may affect our revenues and, as a result, our operating results could be adversely affected.
      The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, the industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause our operating results to decline dramatically from one period to the next. Our royalty revenues will depend heavily upon sales by our licensees and products incorporating our NROM technology, which, in turn, depend upon the current and anticipated market demand for semiconductors and products that use semiconductors. Our design and product development service revenues depend in part upon the outsourcing of design and product development projects by our licensees. Semiconductor manufacturers generally have adopted a variable cost structure, which has allowed them to sharply curtail their spending during industry downturns. Historically, many of these manufacturers have lowered their spending more than the decline in their revenues. As a result, if we are unable to control our expenses adequately in response to lower revenues from our licensees and service customers, our operating results will suffer and we might experience operating losses.

The average selling prices of non-volatile memory devices has tended to decrease historically and this trend may negatively impact our revenue and gross margins.
      Average selling prices of non-volatile memory devices have historically declined over the course of a particular device’s life. For example, according to Web-Feet Research, the average selling price per megabyte is forecasted to decline from 2005 to 2006 by 37.6% in a data flash device and by 41.0% in a code flash device. We expect this trend to continue in the future. Because royalty payments under our license agreements are based on a percentage of our licensees’ net sales, any decrease in the average selling prices of non-volatile memory devices incorporating our NROM technology will adversely impact our revenues.

The semiconductor memory market in which we participate is highly competitive and, if we do not compete effectively, our operating results would be harmed.
      We consider the primary competition for our NROM technology to be traditional floating gate technology in its single-bit-per-cell and multi-level cell implementations. This technology and its enhancements are developed primarily by the internal research and development departments of large semiconductor companies, some of which are our licensees and many of which we believe are potential licensees of our NROM technology. In the code flash memory market, the leading manufacturers are Spansion, Intel Corporation, STMicroelectronics and Sharp Electronics Corporation. In the data flash memory market, the leading manufacturers include Samsung Electronics Co. Ltd., Toshiba Corporation, SanDisk Corporation and Hynix Semiconductor. In addition, Intel and Micron recently formed a joint venture targeting the data flash market. Intel, Samsung, STMicroelectronics, Toshiba and SanDisk (through its joint venture with Toshiba) market floating gate devices incorporating multi-level-cell technology. Other companies have indicated that they are developing multi-level-cell floating gate technology. While we believe that floating gate cells suited to mass production are currently incapable of storing four bits per cell, there can be no assurance that one of our competitors will not successfully introduce such technology in the future, which could materially harm our competitive position. Many of these companies consider flash memory research and development to be one of their core competencies. In the serial flash memory market, our technology competes principally with technology developed by STMicroelectronics and Silicon Storage Technologies, Inc. In the embedded flash memory market, we compete directly with the technology of application companies that manufacture embedded products, as well as with a number of other companies that license their intellectual property, principally Silicon Storage Technologies, Inc. Many of our competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than us. Our failure to compete successfully in these or other areas could harm our business and financial results.

If we fail to support our growth in operations, particularly by enhancing our sales and marketing, and internal controls systems, our business could suffer.
      Over the last five years, our business has grown rapidly with revenues increasing from $14.5 million in 2003 to $78.6 million in 2005. As of December 31, 2005, we had 236 employees compared to 137 employees as of December 28, 2003. We plan to expand our operations, domestically and internationally, and may do so through both internal growth and acquisitions. We may face significant challenges and risks in building and managing our growth. To succeed in the implementation of our business strategy, we must expand our business development and marketing activities and enhance our internal controls systems. Our systems, procedures and controls may not be adequate to support our expected growth in operations. Failure to manage our future growth effectively could result in increased costs and harm our financial results.

We depend on our ability to attract and retain our key management and technical personnel.
      Our success depends, in large part, on the continued service of our key management, engineering, business development, marketing and finance personnel, many of whom are highly skilled and would be difficult to replace. In particular, we depend on the continued service of Dr. Boaz Eitan, our founder, Chief Executive Officer and Chairman. None of our senior management, key technical personnel or key sales personnel are bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key personnel life insurance covering any of our personnel. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate. Our success also depends on our ability to attract, train and retain highly skilled managerial, engineering, sales, marketing, legal and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. Further, we must train our new personnel, especially our technical support personnel, to respond to and support our licensees and customers. If we fail to do this, it could lead to dissatisfaction among our licensees or customers, which could slow our growth or result in a loss of business.

The international nature of our business exposes us to financial and regulatory risks and we may have difficulty protecting our intellectual property in some foreign countries.
      To date, we have derived the substantial majority of our licensing and service revenues from licensees headquartered outside the United States, principally in Europe and the Asia-Pacific region, and these revenues accounted for 88% of our licensing and service revenues in the fiscal year ended December 31, 2005. International operations are subject to a number of risks, including the following:

•	laws and business practices favoring local companies;

•	withholding tax obligations on license revenues that we may not be able to offset fully against our tax obligations, including the further risk that foreign tax authorities may re-characterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;

•	less effective protection of intellectual property than is afforded to us in the United States, or other developed countries;

•	technology export license requirements and trade restrictions;

•	imposition of or increases in tariffs; and

•	changes in regulatory requirements.

      Our intellectual property is also used in a large number of countries. There are countries, including China, in which we currently have no issued patents, and others, such as Taiwan, in which we have a limited number of issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater problem for us as our licensees increase their manufacturing in countries that provide less protection for intellectual property. Our inability to enforce our intellectual property rights in some countries may harm our business.

Our international operations expose us to the risk of fluctuations in currency exchange rates.
      In 2005, we derived all of our revenues in U.S. dollars. However, 46% of our expenses were denominated in New Israeli Shekels. Our shekel-denominated expenses consist principally of salaries and related personnel expenses, as well as vehicle lease payments. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, there will be a negative impact on our profit margins. In addition, to the extent that our licensees’ sales are not denominated in U.S. dollars, they are translated into U.S. dollars at the prevailing exchange rate for the purpose of calculating the royalty payable to us. Therefore, if the U.S. dollar strengthens against the currency in which any of our licensees makes its sales, the dollar-denominated amount of the royalties that we receive would be reduced and subject to fluctuations. If the effective price of licensed semiconductors sold by our foreign licensees were to increase as a result of fluctuations in the exchange rate of relevant currencies, demand for licensed semiconductors could fall, which in turn would reduce our royalties.

If our prototypes or products based on our designs are used in defective products, we may be subject to product liability or other claims.
      If products incorporating our technology are used in defective or malfunctioning products, we could be sued for damages, especially if the defect or malfunction causes physical harm to people. The occurrence of a problem could result in product liability claims and/or a recall of, or safety alert or advisory notice relating to, the product. While we believe the amount of product liability insurance maintained by us combined with the indemnities that we have been granted under our license agreements are adequate, there can be no assurance that these will be adequate to satisfy claims made against us in the future or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, financial condition and reputation, and on our ability to attract and retain licensees and customers.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms. This could limit our ability to grow and carry out our business plan.
      Our future capital requirements will depend on the acceptance of our licensees’ products that incorporate our NROM technology and the costs associated with the growth of our business. If the proceeds from our initial public offering in November 2005 and this offering, together with other sources of cash and cash flows, are not sufficient to fund our activities, we may need to raise additional capital, which may not be available on favorable terms, or at all. In addition, we may seek to take advantage of any capital raising opportunities that arise in the future. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.
      We have entered into non-competition agreements with all of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
      We prepare our financial statements in conformity with generally accepted accounting principles in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

We may become subject to a claim by Tower Semiconductor Ltd. that we breached provisions of our license agreement with it.
      On March 14, 2006, shortly after the initial filing of the registration statement in connection with this offering, Tower forwarded to us a letter from Tower’s counsel, which alleged that we breached various provisions of our license agreement with Tower. Among other allegations, the letter alleges that we failed to make certain payments to Tower, failed to include in certain license agreements provisions regarding the licensees’ possible manufacturing of their licensed products at Tower, failed to manufacture certain of our own products at Tower and that we were not entitled to take certain offsets. There can be no assurance that we will prevail in any legal proceedings instituted by Tower, or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations. See “Business — Legal Proceedings.”
Risks Relating to this Offering

Our quarterly financial performance is likely to vary in the future, and may not meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price.
      The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of licensees;

•	regulatory developments in the United States, Israel and abroad;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.
      Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

Our Chief Executive Officer and Chairman, Dr. Boaz Eitan, has significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.
      The largest beneficial owner of our ordinary shares, our Chief Executive Officer and Chairman, Dr. Boaz Eitan, beneficially owns 38.9% of our outstanding ordinary shares and, following the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), we expect that Dr. Eitan will own beneficially 36.5% of our outstanding ordinary shares. As a result, Dr. Eitan has significant influence over our operations and business strategy, as well as sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger or other business combination;

•	raising future capital; and

•	amending our Articles of Association, which govern the rights attached to our ordinary shares.
      This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

This offering and substantial future sales of our ordinary shares in the public market may cause the price of our shares to decline.
      The sale of our ordinary shares in this offering could cause the market price of our shares to fall. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our ordinary shares could fall. Such sales also might make it more difficult for us to issue equity or equity-related securities in the future at a time and price that we deem appropriate. Upon the completion of this offering, we will have outstanding 30,418,011 ordinary shares, based upon the assumptions described in “Prospectus Summary — The Offering.” In addition, as of February 28, 2006, we had 4,640,241 ordinary shares subject to outstanding stock options, 409,702 of which will be issued upon the exercise of stock options in connection with this offering. Of the ordinary shares outstanding upon completion of this offering, the 3,820,148 shares sold in this offering and 5,829,130 additional shares, including 5,750,000 shares sold in our initial public offering, will be freely tradable. The majority of our remaining outstanding ordinary shares will become or already became tradable upon expiration of various holding periods under Rule 144, subject in some cases to the volume restrictions of that rule. See “Ordinary Shares Available for Future Sale — Eligibility of Restricted Shares for Sale in the Public Market.”
      Our directors and officers and the selling shareholders have signed lock-up agreements in connection with this offering under which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their ordinary shares not included in this offering for a period of 90 days following this offering without the prior written consent of Lehman Brothers Inc. In addition, our directors, officers and substantially all of our shareholders are subject to lock-up agreements that became effective in connection with our initial public offering, which prevent them from selling shares prior to May 8, 2006. In both cases, the lock-up agreements are subject to extension in the case of an earnings release or material news or a material event relating to us that occurs within 18 days of the date on which the lock-up agreement would otherwise terminate.
      After this offering, the holders of an aggregate of approximately 16.45 million ordinary shares will have registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. After this offering we intend to register on

Form S-8 all ordinary shares that we may issue under our share option plans. Upon issuance they may be freely sold in the public market, subject to the lock-up agreements described above.

If you acquire more than 9.9% of our shares, your voting rights will be limited with respect to those shares.
      Each “Ten Percent Shareholder” in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for United States federal income tax purposes in any taxable year is required to include in income for U.S. tax purposes such “Ten Percent Shareholder’s” pro rata share of the CFC’s “Subpart F income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation will be classified as a CFC for United States federal income tax purposes in any taxable year in which “Ten Percent Shareholders” own, directly or indirectly, more than 50.0% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock entitled to vote of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own, on any day during such taxable year, 10.0% or more of the total combined voting power of all classes of stock entitled to vote of such corporation.
      We believe based on our current ownership that we currently are not classified as a CFC. In order to reduce the risk that we will become a CFC in future years, our Articles of Association provide that any United States persons that purchase our shares, directly, indirectly or constructively, after September 29, 2005 will be limited to voting a maximum of 9.9% of our total combined voting power, to the extent that their voting rights notwithstanding such limitation would cause us to be considered a CFC.
      See “Description of Share Capital — Limitations on Voting” and “Taxation — United States Federal Income Taxation.”

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.
      Generally, if for any taxable year 75.0% or more of our gross income is passive income, or at least 50.0% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having potentially punitive interest charges apply to the proceeds of share sales. Because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations.”
Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.
      We are incorporated under Israeli law and our principal offices and our research and development facilities are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and which has continued with varying levels of severity into 2006. The election of Hamas representatives to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that security and political conditions will have no such effect in the future. Any armed conflict, political instability or continued violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us.

Our operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.
      Generally, all male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations) are, unless exempt, obligated to perform military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. In response to the increase in terrorist activity and the Palestinian uprising, there have been, at times, significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption to our operations could materially adversely affect the development of our business and our financial condition.

We have recently applied to the Office of the Chief Scientist for government grants for research and development expenditures. If our application is approved, it will limit our ability to manufacture products and transfer technologies outside of Israel and will require us to satisfy specified conditions.
      In January 2006, we applied for grants of up to approximately $625,000 from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade to finance research and development expenditures in Israel in connection with our controller card activity project. If we receive any grants, we will be required to pay royalties to the Chief Scientist of between 3% and 6% of revenues derived from technology developed using these grants until 100% of the grants are repaid, together with an annual interest as set forth in the research and development regulations (currently equal to the 12 month London Interbank Offered Rate). In addition, the terms of the grants prohibit recipients from manufacturing products developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the products developed with government grants outside of Israel, we will be required to pay an increased total amount of royalties (possibly up to 300% of the grant amount plus interest), depending on the manufacturing volume that is performed outside of Israel, as well as a possible increased royalty rates.
      Additionally, under the law governing the research grants, we will be prohibited from transferring the financed technologies and related intellectual property rights outside of Israel except under limited circumstances and provided the transfer is approved by the Research Committee of the Office of the Chief Scientist. Approval of the transfer of technology to residents of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. If our application for grants is approved, we will be subject to the above mentioned restrictions and cannot provide any assurance that consent, if requested, will be granted. Such restrictions may impair our ability to outsource manufacturing, engage in change-of-control transactions or otherwise transfer our technology developed with government grants outside Israel.
      Further, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. In addition, the Israeli government has, from time to time, discussed reducing or eliminating the availability of these grants. There can be no assurance that the Israeli government’s support of such grants will continue.

We receive tax benefits that may be reduced or eliminated in the future.
      Our investment program in equipment at our facility in Netanya, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, referred to as the Investments Law. Subject to compliance with applicable requirements, the portion of our net income derived from our licensing and services activities will be exempt from income tax during the first two years in which these investment programs produce taxable income, which will be after we have utilized our net operating loss carry forwards. Thereafter it will be subject to a reduced tax rate of between 10% and 25% for the remaining five to eight years of the program, depending on the extent of non-Israeli investment in our company during the relevant year. Israeli companies are currently subject to income tax at the corporate rate of 34% for the 2005 tax year, 31% for the 2006 tax year and the rate is set to decline annually to 25% for the 2010 tax year and thereafter. As of December 31, 2005, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $16.7 million. The period during which we receive these tax benefits is limited to the earlier of 12 years from the year in which operations or production by the enterprise commenced and 14 years from the year in which approval of the program was granted. The benefits under our existing approval enterprises are due to expire between 2011 and 2015. The benefits available to an approved enterprise are conditional upon our fulfilling certain requirements stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received. See “Taxation — Israeli Tax Considerations and Government Programs — Taxation of Companies — Law for the Encouragement of Capital Investments, 1959” for more information about the requirements. In addition, in order to manage certain investments, we have established a wholly owned subsidiary, Saifun (BVI) Limited, a company incorporated under the laws of the British Virgin Islands. Under our Approved Enterprise status, we are not entitled to receive any tax benefits from any income derived from investments made through Saifun (BVI) Limited. As of December 31, 2005, carryforward losses related to Saifun (BVI) Limited amounted to approximately $3.3 million, which may be carried forward indefinitely. After the carryforward losses are utilized, we will be subject to Israeli income tax, which will be considered a “deemed dividend” and taxed at 25% tax rate.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.
      We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this prospectus are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Provisions of Israeli law and our Articles of Association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
      Our Articles of Association contain certain provisions that may delay or prevent a change of control. These provisions include a classified board of directors and a prohibition on certain transactions with a 15% shareholder approval unless certain board approvals are received. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Share Capital — Anti-Takeover Measures” and “Acquisitions under Israeli Law.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	the amount and timing of the recognition of deferred revenue and of additional license fees from our current licensees and the impact of adding additional licenses;

•	statements as to the timing of our future research and development expenses;

•	statements as to our discontinued operations;

•	statements as to the future technological innovations, including the implementation of our NROM technology with multi-level cell functionality;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of timing of integrating additional manufacturers or subcontractors;

•	expectations as to any increase in the amount and proportion of our revenues derived from royalties and the timing of recognition of these revenues; and

•	statements as to the impact of the rate of inflation and the political and security situation on our business.
      These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally, including the sections of this prospectus entitled “Business — Overview” and “Business — Industry Overview,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.
      In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of approximately $9.4 million from the sale by us of 340,000 ordinary shares in this offering, after deducting underwriting discounts and commissions and the estimated offering expenses.
      We intend to use the net proceeds of the offering for general corporate purposes and working capital. Pending use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or deposit the net proceeds in bank accounts in Israel or outside of Israel.
      In addition, we will receive $2.2 million pursuant to the exercise by certain selling shareholders prior to the closing of this offering of options to purchase 409,702 ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. The selling shareholders include members of our senior management and directors, and entities affiliated with them.
MARKET PRICE OF ORDINARY SHARES
      Our ordinary shares began trading publicly on The Nasdaq National Market on November 9, 2005. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing sale prices for our ordinary shares for the periods indicated as reported by The Nasdaq National Market:

Most Recent Five Months	High	Low

March 2006 (through March 30, 2006)	$31.06	$27.86
February 2006	$33.81	$28.93
January 2006	$37.90	$33.77
December 2005	$31.47	$27.69
November 2005	$35.38	$29.00
      On March 30, 2006, the last reported sale price of our ordinary shares on The Nasdaq National Market was $31.06 per share. According to the our transfer agent, as of March 30, 2006, there were approximately 95 holders of record of our ordinary shares.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

CAPITALIZATION
      The following table presents our capitalization as of February 28, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the issuance by us of 340,000 ordinary shares in this offering at the offering price and the receipt by us of estimated net proceeds of approximately $9.4 million, after deducting underwriting discounts and commissions and the estimated offering expenses; and (2) the issuance of 409,702 ordinary shares pursuant to the exercise by certain selling shareholders of options prior to the closing of this offering and the receipt of $2.2 million therefrom.
      You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes appearing elsewhere in the prospectus and the other financial information included in our reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus.

	As of
	February 28, 2006

	Actual	As adjusted

	(unaudited)
	(in thousands)
Shareholders’ equity:
Ordinary shares: NIS 0.01 par value; 200,000,000 shares authorized, actual and as adjusted; 30,335,847 shares issued and 29,607,722 shares outstanding, actual; 30,675,847 shares issued and 30,357,424 outstanding as adjusted	$121	$123
Additional paid-in capital	215,447	227,017
Accumulated other comprehensive income	(46)	(46)
Accumulated deficit	(31,332)	(31,332)

Total shareholders’ equity	$184,190	$195,762

Total capitalization	$184,190	$195,762

The preceding table excludes as of February 28, 2006:

•	728,125 issued ordinary shares that are unpaid, are held in trust by the trust company of our Israeli counsel for delivery to the Company’s employees upon exercise of options outstanding under our share option plans and carry no voting rights;

•	5,684,390 ordinary shares reserved for issuance under our share option plans (which includes the 728,125 ordinary shares referred to above), of which options to purchase 4,609,441 ordinary shares at a weighted average exercise price of $11.73 per share had been granted; and

•	30,800 ordinary shares issuable upon the exercise of options granted outside of our share option plans at a weighted average exercise price of $3.14.

SELECTED CONSOLIDATED FINANCIAL DATA
      You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Commencing in fiscal year 2005, we used a calendar year ending on December 31. For fiscal years 2003 and 2004, we used a 52-week fiscal year ending on the last Sunday in December. For fiscal years 2003 and 2004, the fiscal year ended on December 28 and December 26, respectively. For prior fiscal years, the fiscal year ended on December 31. The consolidated statements of operations data for the years ended December 28, 2003, December 26, 2004 and December 31, 2005 and the consolidated balance sheet data as of December 26, 2004 and December 31, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, December 31, 2002 and December 28, 2003 have been derived from our audited consolidated financial statements which are not included in this prospectus.

	Year ended

	December 31,	December 31,	December 28,	December 26,	December 31,
	2001	2002	2003(3)	2004(3)	2005

	(in thousands, except share and per share data)
Statements of operations data:
Revenues:(1)
Licenses	$2,468	$3,170	$7,817	$22,640	$65,790
Services	1,914	3,438	6,639	7,926	12,811

Total revenues	4,382	6,608	14,456	30,566	78,601
Cost of services(2)	1,146	2,086	4,147	7,084	12,048

Gross profit	3,236	4,522	10,309	23,482	66,553

Operating expenses:
Research and development(2)	7,022	6,583	9,132	6,792	7,427
Marketing and selling(2)	967	920	2,543	2,914	4,889
General and administrative(2)	783	3,426	1,779	2,115	6,216

Total operating expenses	8,772	10,929	13,454	11,821	18,532

Operating income (loss)	(5,536)	(6,407)	(3,145)	11,661	48,021
Financial income, net	2,209	1,030	1,137	1,699	1,749
Equity in losses of equity method investees	(3,468)	(6,851)	(12,820)	(26,172)	—
Compensation expense related to issuance of options to employees of equity method investees	—	—	(206)	(569)	—
Capital loss from sale of equity method investees	—	—	—	(17,334)	—

Income (loss) from continuing operations	(6,795)	(12,228)	(15,034)	(30,715)	49,770
Loss from discontinued operations(2)(3)	—	—	(156)	(7,189)	(5,263)

Net income (loss)	$(6,795)	$(12,228)	$(15,190)	$(37,904)	$44,507

	Year ended

	December 31,	December 31,	December 28,	December 26,	December 31,
	2001	2002	2003(3)	2004(3)	2005

	(in thousands, except share and per share data)
Basic earnings (loss) from continuing operations per ordinary share	$(0.44)	$(0.76)	$(0.89)	$(1.81)	$0.46

Basic loss from discontinued operations per ordinary share	—	—	$(0.01)	$(0.43)	$(0.29)

Basic net earnings (loss) per ordinary share	$(0.44)	$(0.76)	$(0.90)	$(2.24)	$0.17

Weighted average number of ordinary shares used in computing net earnings (loss) per share — basic	15,479,375	16,102,326	16,896,134	16,927,087	29,452,828

Diluted earnings (loss) from continuing operations per ordinary share	$(0.44)	$(0.76)	$(0.89)	$(1.81)	$0.36

Diluted loss from discontinued operations per ordinary share	—	—	$(0.01)	$(0.43)	$(0.20)

Diluted net earnings (loss) per ordinary share	$(0.44)	$(0.76)	$(0.90)	$(2.24)	$0.16

Weighted average number of ordinary shares used in computing net earnings (loss) per share — diluted	15,479,375	16,102,326	16,896,134	16,927,087	31,947,043

	Year ended

	December 31,	December 31,	December 28,	December 26,	December 31,
	2001	2002	2003(3)	2004(3)	2005

	(in thousands, except share and per share data)
Pro forma basic earnings from continuing operations per ordinary share(4)					$2.06

Pro forma basic loss from discontinued operations per ordinary share(4)					$(0.22)

Pro forma basic net earnings per ordinary share(4)					$1.84

Weighted average number of ordinary shares used in computing pro forma net earnings per share — basic					24,154,318

Pro forma diluted earnings from continuing operations per ordinary share(4)					$1.90

Pro forma diluted loss from discontinued operations per ordinary share(4)					$(0.20)

Pro forma diluted net earnings per ordinary share(4)					$1.70

Weighted average number of ordinary shares used in computing pro forma net earnings per share — diluted					26,240,525

	As of

	December 31,	December 31,	December 28,	December 26,	December 31,
	2001	2002	2003(3)	2004(3)	2005

	(in thousands)
Balance sheet data:
Cash and cash equivalents	$12,290	$40,576	$29,384	$27,228	$100,327
Short-term investments	25,769	771	514	161	—
Held-to-maturity marketable securities	—	—	10,868	17,065	81,496
Working capital(5)	36,075	36,894	25,499	(2,433)	166,487
Total assets	52,166	50,211	51,894	64,934	193,738
Total liabilities	9,960	16,087	22,038	59,996	17,665
Capital stock	58	60	60	60	120
Accumulated deficit	(14,976)	(27,204)	(42,394)	(80,298)	(35,791)
Total shareholders’ equity	42,206	34,124	29,856	4,938	176,073

(1)	Includes revenues from related parties, principally from design and product development services provided to our former joint venture, consisting of $3.2 million for 2002, $6.4 million for 2003, and $8.4 million for 2004. License revenues for 2005 include non-cash revenues of $19.2 million resulting from the termination of our former joint venture.

(2)	Expenses include stock-based compensation related to options granted to employees and others as follows:

	Year ended	Year ended
	December 26,	December 31,
	2004	2005

	(in thousands)
Cost of services	$175	$834
Research and development	220	330
Marketing and selling	87	667
General and administrative	96	2,410
Loss from discontinued operations	23	54

Total	$601	$4,295

During the third quarter of 2004, we adopted the fair value recognition provisions of FAS 123, as amended by FAS 148 for stock-based employee compensation. Effective December 29, 2003, we elected to apply the Modified Prospective Method under FAS 148. Accordingly, unvested options were accounted for under the fair value recognition provision of FAS 123 from December 29, 2003 as if the fair value method had been applied since the date of grant.

(3)	We decided to discontinue product sales in the second quarter of 2005. During the quarter ended September 25, 2005, we began accounting for products sales operations as discontinued operations and prior year financial information has been reclassified.

(4)	Pro forma basic and diluted net earnings (loss) per ordinary share gives effect to the automatic conversion of all of our issued and outstanding convertible preferred shares and options into ordinary shares at a ratio of 1:1 that occurred prior to the completion of our initial public offering on November 8, 2005, as if the conversion occurred at the beginning of the fiscal year ended December 31, 2005. We apply the two-class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. EITF No. 03-6 requires earnings per share for each class of shares (ordinary shares and preferred shares) to be calculated assuming 100% of our earnings were distributed as dividends to each class of shares based on their contractual rights. The numerator of the pro forma basic and diluted net earnings (loss) per ordinary share excludes $39,259 of the allocation of undistributed earnings related to convertible preferred shares. Since all the preferred shares were converted as a result of our initial public offering, the pro forma presentation provides a better comparison of the earnings per share data following our initial public offering.

(5)	Current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and the financial statements of our former joint venture, Infineon Technologies Flash, which we exited in December 2004, and related notes included elsewhere in this prospectus.
Overview
      We have invented and patented a technology that we refer to as nitride-read-only memory, or NROM, that we believe is leading a revolutionary shift in the non-volatile semiconductor memory market.
      We were incorporated in Israel in November 1996 and commenced operations in July 1997. In 1997, we entered into a license agreement with Tower Semiconductor for the implementation of our technology. In 1999, we generated initial fees from Advanced Micro Devices and Fujitsu. In 2000, we entered into a license agreement with Macronix. In 2001, we established a joint venture with Infineon Technologies. Our 49.0% ownership interest in the joint venture was reduced to 30.0% in January 2003. We entered into a license agreement with Spansion in 2002 and with Matsushita in 2003. In December 2004, we entered into a license and service agreement with Sony Corporation. In December 2004, we sold our interest in Infineon Technologies Flash to Infineon Technologies and, in January 2005, we entered into an amended license agreement and a basic agreement on development orders with Infineon Technologies. In July 2005, we entered into a license agreement with Semiconductor Manufacturing International Corporation (SMIC) and in September 2005 we entered into a service agreement with them. Our initial public offering and listing on The Nasdaq National Market occurred in November 2005. Since our initial public offering, we have amended or extended our existing agreements with key licensees, including Macronix, SMIC and Matsushita.
      We generate revenues from two sources:

•	license revenues, which consist of license fees for our intellectual property and license royalties paid by licensees that sell products incorporating our intellectual property; and

•	service revenues, from design and product development services that we provide to our licensees.
      To date, we have derived substantially all of our revenues from license fees and substantially all of our remaining revenues have been derived from design and product development services provided to Infineon Technologies Flash, our former joint venture.
      As of December 31, 2005, our deferred revenues were $3.8 million, which we expect to recognize in varying amounts before the end of 2006. The period over which we recognize deferred revenues is based on estimates which management currently believes are reasonable but which may change in the future. As of December 31, 2005, our license agreements contained contractual commitments for license fees payable to us before December 31, 2007 totaling approximately $42 million, the substantial majority of which we expect to recognize prior to December 31, 2007. The majority of this amount is payable by Infineon Technologies and the majority of the remaining balance is payable by Semiconductor Manufacturing International Corporation. Substantially all of these fees are subject to cancellation in the event of early termination of our license agreements.

Exit from Joint Venture with Infineon Technologies

Termination arrangements
      In December 2004, we sold our interest in our joint venture to Infineon Technologies. The joint venture consisted of a German partnership, Infineon Technologies Flash GmbH & Co. KG, which we refer to as

Infineon Technologies Flash Germany, and an Israeli entity, Infineon Technologies Flash Ltd., which we refer to as Infineon Technologies Flash Israel, and, together, Infineon Technologies Flash. We also entered into an amended license agreement with Infineon Technologies and a basic agreement on development orders, pursuant to which we may provide development services based on a fixed fee per employee.
      From the establishment of the joint venture in April 2001 until the termination, we invested an aggregate of $18.6 million in the equity of the joint venture and made loans of $24.4 million, including a loan of $6.3 million to finance, in part, the purchase by Infineon Technologies Flash Israel of 1,072,407 of our ordinary shares intended to be used by it for an equity incentive plan for its employees. Our interest in the joint venture was initially 49.0% and was reduced to 30.0% in January 2003 by means of an additional investment of $21.3 million from Infineon Technologies. At the time that the joint venture was ready to commence mass production of its first product, we and Infineon Technologies decided to terminate the joint venture so that we could focus on our core business model of licensing and providing design and development services to semiconductor manufacturers. In furtherance of this strategy, at the time of the termination, the parties agreed to enter into an amended license agreement directly with Infineon Technologies and a basic agreement on development orders in order to provide design and development services to Infineon Technologies in connection with that license agreement.
      As a result of the termination, we (1) sold our equity interest in Infineon Technologies Flash Germany and Infineon Technologies Flash Israel to Infineon Technologies for an aggregate cash payment of $1.0 million, (2) assigned our right to Infineon Technologies to receive repayment of a $6.3 million loan that we had made to the joint venture, (3) cancelled our right to receive the approximately $18.1 million of remaining indebtedness, and (4) offered employment to certain Infineon Technologies Flash Israel employees and undertook certain liabilities related to those employees. In addition, Infineon Technologies Israel transferred 1,072,407 of our ordinary shares that it owned to Infineon Technologies which sold these shares in February 2005 to Argos Capital Appreciation Master Fund L.P. Pursuant to our amended license agreement with Infineon Technologies, we are entitled to additional license fees, payable over eight quarters, which commenced in the second quarter of 2005, capped at a certain amount of the proceeds received by Infineon Technologies from the sale of these ordinary shares. We do not have any further funding or guaranty obligations in connection with the joint venture, although we have agreed to assume 30% of any unforeseen liabilities that may arise in connection with the dissolution of Infineon Technologies Flash Israel.
      Since the termination agreement, the license agreement and the basic agreement on development orders were signed in contemplation of one another, for accounting purposes, the total net consideration derived from these agreements was allocated to the proceeds from the sale of our interest in Infineon Technologies Flash, the development services and the license. Since the fair value of the joint venture was more reliably measurable, we performed a valuation of the joint venture and allocated the consideration based on the fair value determined. Accordingly, the residual amount of the consideration from the agreements was allocated to the license, resulting in non-cash license revenues in the amount of $19.2 million, all of which was recognized in 2005. The fair value of our interest in the joint venture was determined to be zero, after forgiveness of loans and future capital commitments by us and Infineon Technologies, based on a valuation prepared using the adjusted book value method. The capital loss on the sale of the joint venture was determined based on the difference between our investment in the joint venture and its fair value.

Impact of joint venture on historical results of operations
      Our historical results of operations have been materially impacted by the results of operations of the joint venture. We accounted for the results of operations of the joint venture under the equity method and therefore our net loss for the periods during which we held an equity interest included our percentage share of the net loss of the joint venture. Our percentage share of the equity of the joint venture was 49.0% from April 2001 through January 2003 and 30.0% until the sale of our interest in the joint venture on December 23, 2004. In addition, pursuant to a research and development services agreement entered into in March 2003, Infineon Technologies Flash Israel provided services to Infineon Technologies Flash Germany in connection with the design, development, testing and manufacture of data flash and code flash memory devices. Infineon Technologies Flash Israel was reimbursed for its direct and indirect costs and an agreed margin was applied.

      We believe that the fees paid to Infineon Technologies Flash Israel reflect the fees that would have been paid in a comparable arm’s length transaction. For the year ended December 31, 2003, Infineon Technologies Flash Israel derived all of its revenues, totaling $11.4 million, from Infineon Technologies Flash Germany in respect of these services. Pursuant to an agreement between Infineon Technologies Flash Israel and us, from time to time Infineon Technologies Flash Israel was entitled to request that we provide design and product development services to it in respect of certain projects that it was undertaking for Infineon Technologies Flash Germany. Revenues from Infineon Technologies Flash Israel for design and product development services accounted for $7.3 million, or 24%, of our licensing and service revenues in 2004. In 2005, we ceased to derive revenues from Infineon Technologies Flash Israel and derived all of our revenues from Infineon Technologies Flash Germany. Our fees for these services were based on a fixed hourly rate per employee agreed by the parties that was subject to periodic updates. We will continue to provide similar services to Infineon Technologies pursuant to the basic agreement on development orders described above. Infineon Technologies Flash Israel was not obligated to engage us to provide these services and we believe that our fees reflect the fees that would have been paid in a comparable arm’s length transaction.

Revenues

License revenues
      License fees. Under our license agreements, we are typically paid an upfront license fee and then periodic license fees. Periodic license fees are generally payable upon achieving technological or time-based milestones, or a combination of the two. As part of our licensing arrangements, we provide a limited amount of initial customer support to our licensees to assist them in incorporating our intellectual property into their products until commercialization of their products.
      Where we are entitled to receive prepaid royalty payments irrespective of the amount of sales by our licensees, we consider the prepaid royalty payments to be a component of the license fee. We recognize license fees ratably over the period during which we expect to provide initial customer support to our licensees and when all other criteria for revenue recognition are met. In addition, revenue recognition is limited to the amount that is due or billable under the agreement. Since the initial customer support is provided until the expected commercialization date of the licensees’ products, we determine the period in which we will provide support based on estimates of our project managers determined in conjunction with our licensees, as well as the monitoring of the progression of our licensees’ product development through the customer support we provide them. Our licensees are all well-established semiconductor manufacturers with significant experience in the design, development and commercialization of products in the semiconductor memory market. Since we typically determine projections based on our licensees’ estimates and our own experience, we believe these estimates are reliable. The estimate of the initial support period could change due to unexpected delays or progress by our licensees in the development and design of the products incorporating our NROM technology. We review assumptions regarding the initial customer support periods on a regular basis to determine if it is necessary to revise the estimate of the support period. The total amount of revenues recognized over the life of the contract would not be affected in the event of revision in the length of the support period; however, to the extent the new assumptions regarding support periods were less than the original assumptions, the license fees would be recognized ratably over a shorter period. Conversely, if the new estimated period were longer than the original assumptions, the license fees would be recognized ratably over a longer period.
      License royalties. To date, we have derived only limited license royalties because some of our licensees have not commenced selling products incorporating our NROM technology and others have not exceeded minimum royalty thresholds or offset prepaid royalty payments.
      The royalty rate and structure of royalty payments vary significantly among our license agreements. Royalties under some of our license agreements are based on a fixed royalty rate, while for others the royalty rate declines as net sales of products incorporating our NROM technology increase. In addition, the royalty rates under our license agreements vary, among other things, depending on which segment or segments of the non-volatile memory market the agreement addresses. Where a license provides for a prepaid royalty payment, the amounts of prepaid royalties paid are deducted from ongoing royalties payable by the licensee in the future. Generally, we expect to recognize royalties one quarter in arrears based on reports that we receive from a licensee in that quarter. In the case of Infineon Technologies Flash, prior to the sale of our interest in the joint venture, we recognized the royalties in the quarter in which the related sales took place due to the earlier receipt of the royalty report. Following our exit from our joint venture, we recognize royalties in the quarter subsequent to the quarter in which the related sales took place.
      Our first license agreement with Spansion contains a uniform royalty rate that is lower than the royalty rates in some of our other license agreements and stepped thresholds that ultimately limit to $1.2 billion the amount of annual net sales of products incorporating our NROM technology by Spansion from which we can derive royalties. In July 2005, we entered into a multi-bit per cell license and development agreement with Spansion, pursuant to which we will develop and license certain multi-level cell products to Spansion. Under the new agreement with Spansion, we are entitled to receive payments for design and product development services, as well as royalty payments that are not subject to the above annual threshold.
      We expect that the proportion of our revenues derived from license fees will decrease relative to license royalties as our existing licensees move into production of products incorporating our intellectual property and, where applicable, start to exceed minimum royalty thresholds and prepaid royalty payments. We intend, however, to seek new licensees for our intellectual property that would result in the payment of additional license fees in the future.

Service revenues
      We derive service revenues for design and product development services that we provide to our licensees. The substantial majority of our service revenues for the periods presented in the financial statements were derived from arrangements with Infineon Technologies Flash where the fee was based on a fixed price per employee providing the respective service. For a description of our former arrangements with Infineon Technologies Flash Israel, see “Overview — Exit from Joint Venture with Infineon Technologies.”
      In fixed fee service contracts, revenues are recognized based on the proportional performance model and completion is measured according to the hours of employee services rendered as a percentage of total project hours. However, revenue recognition based on this methodology is always limited to output measures (technological milestones) or amounts due or billable under the agreement. Revenues from design and product development services provided to our former joint venture based on a fixed fee per employee are recognized over the period as the services are rendered.

Revenue breakdown
      The following table sets forth information for the periods presented regarding the percentage of our revenues derived from license revenues and service revenues:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

License revenues	54%	74%	84%
Service revenues	46	26	16
      Excluding $19.2 million in non-cash license revenues in 2005 resulting from the termination of our former joint venture, license revenues represented 78% of our total revenues and service revenues represented 22% of our total revenues.
      The foregoing table does not include revenues from product sales during the periods indicated since we decided to discontinue product sales in the second quarter of 2005 and our product sales operations are accounted for in our financial statements as discontinued operations.

Customers and customer concentration
      To date, we have derived the majority of our revenues from license and service agreements with semiconductor manufacturers in the code, data and embedded flash memory segments. Our current licensees are Advanced Micro Devices, Fujitsu, Spansion, Infineon Technologies, Macronix, Matsushita, Sony Corporation, Semiconductor Manufacturing International Corporation and Tower Semiconductor Ltd. The following licensees accounted for 87% of our licensing and services revenues in 2005:

	Year ended

	December 28,		December 26,		December 31,
	2003		2004		2005

Macronix International Co., Ltd.	36%		37%		18%
Infineon Technologies AG	45	(1)	28	(1)	57
Spansion LLC	18		25		12

(1)	Includes revenues from Infineon Technologies Flash Israel, the Israeli entity in our former joint venture which we exited in December 2004.
      We expect that a significant portion of our revenues will continue to be concentrated among a small number of licensees.

Geographical breakdown
      Because to date we have derived our revenues from a limited number of customers, the geographical breakdown of our revenues is solely a function of the location of these customers. The following table sets forth the geographic breakdown of our licensing and service revenues for the periods indicated:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Germany	—%	4%	57%
Taiwan	36	37	18
United States	18	25	12
Japan	1	10	12
Israel(1)	45	24	—
Other	—	—	1

(1)	Consists primarily of revenues from design and product development services provided to the Israeli entity in our former joint venture, Infineon Technologies Flash Israel, which we exited in December 2004.
      The foregoing table does not include revenues from product sales during the periods indicated since we decided to discontinue product sales in the second quarter of 2005. Our product sales operations are accounted for in our financial statements as discontinued operations.

Cost of revenues and gross profit
      Services. Cost of service revenues consists primarily of costs associated with providing design and product development services, principally salaries and related personnel costs, and software, as well as depreciation of equipment, software and laboratory facilities. We account for the salaries and related personnel costs of research and development personnel as cost of revenues when those personnel undertake design and product development services for a licensee. It is often difficult for us to determine in advance exactly the costs of fulfilling a fixed fee service contract. In 2005, compared to prior years, we had lower overall service margins due to lower margins on fixed fee service contracts and due to $1.4 million of services performed for a licensee for which no revenues were recognized in the period that such costs were recorded. In 2003, design and product development services were provided at a fixed price per employee.

      Historically, the principal factors affecting our gross profit were the relative proportions of our revenues derived from services, which have associated costs of revenues. The impact on our gross margin of design and product development services varies from period to period depending on the mix of projects and whether we charge on a cost plus or fixed fee basis.

Operating expenses
      We expect that our research and development, marketing and selling, and general and administrative expenses will continue to represent a significant percentage of our revenues. We intend to fund these expenditures through our cash flow from operations, existing cash balance and the proceeds of this offering. Whether such expenses increase or decrease as a percentage of revenues will be substantially dependent upon the rate at which our revenues change. Our incurrence of research and development expenses during each quarter is generally unrelated to the timing of our recognition of revenues under our license agreements because the intellectual property generating license revenues has a long development cycle. Our general and administrative expenses are unrelated to our current revenues.
      Research and development. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, our technology. These costs consist of salaries and related personnel costs and consist also of wafer costs and engineering expenses associated with the introduction of our products, lease costs, subcontractor/outsourced engineering services and software and depreciation of laboratory equipment. We expense all of our research and development costs as they are incurred. We view the total amounts we spend on research and development, together with our cost of service revenues, as providing a more complete picture of our overall research and development activities because our research and development activities directly benefit from the design and product development services that we provide to licensees.
      Marketing and selling. Our marketing and selling expenses consist of activities related to our licensing activities. These costs consisted primarily of salaries, travel and related costs for our licensing sales staff, commissions to representatives, and promotional and public relations activities. A portion of our selling and marketing expenses are derived from the activities of our U.S. subsidiary, Saifun Semiconductors USA, Inc., which was engaged primarily in sales and marketing activities for our products. Although we decided to discontinue product sales in the second quarter of 2005, we plan to continue our marketing and selling activities for our licensing and services business and expect to incur additional marketing expenses.
      General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our administrative staff and legal, accounting, insurance and consulting expenses. We expect our general and administrative expenses to increase for the foreseeable future, both due to additional costs incurred as a result of being a public company, and as our operations continue to expand.
      Financial income, net. Financial income consists primarily of interest earned on our cash balances and other financial investments, interest we received on loans made to Infineon Technologies Flash prior to December 2004, interest accrued on loans made to employees, foreign currency exchange gains and profit on currency hedging transactions. Financing expenses consist primarily of bank fees, foreign currency exchange losses and any losses on currency hedging transactions.
      Equity in losses of equity method investees. Equity in losses of equity method investees consists of the losses attributable to the equity interest that we held until December 2004 in Infineon Technologies Flash, our former joint venture with Infineon Technologies.

Discontinued Operations
      We decided to discontinue our product sales activities in the second quarter of 2005. We account for product sales as discontinued operations in accordance with Financial Accounting Standards Board (FASB) Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, our results of operations for product sales activities were reported as a separate line item entitled

“Loss from discontinued operations” in our statement of operations, and financial information for prior years has been reclassified.
      The results of the operations of the product business included in discontinued operations are summarized as follows:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

	(in thousands)
Revenues	$—	$1,673	$4,495
Cost of revenues	—	5,894	8,458

Gross loss	—	(4,221)	(3,963)
Research and development	156	1,732	568
Marketing and selling	—	1,160	684
General and administrative	—	76	48

Loss from discontinued operations	$(156)	$(7,189)	$(5,263)

Taxes
      Israeli companies are subject to income tax at the corporate tax rate of 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. In addition, our investment program in equipment and software at our facilities in Netanya, Israel has been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law and, therefore, we are eligible for tax benefits described later in this section in “— Corporate Tax.” These benefits should result in income recognized by us from our licensing and services activities being tax exempt for a specified period after we exhaust any net operating loss carryforwards and begin to report taxable income. In April 2005, a comprehensive amendment to the Investments Law came into effect. Since the amended Investments Law does not apply retroactively to investment programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, our current tax benefits are subject to the provisions of the Investments Law prior to its revision, while new benefits that will be received in the future, if any, will be subject to the provisions of the Investments Law, as amended. We have received approval from the Office of the Chief Scientist of Israel to allow a tax deduction for part of our research and development expenses incurred during the years 2002 and 2003. The unapproved research and development expenses were deducted over a three-year period in accordance with and subject to Israeli tax law. We intend to continue applying to the Office of the Chief Scientist of Israel in order to receive an approval to allow a tax deduction for our research and development expenses.
      In order to manage certain investments, we have established a wholly owned subsidiary, Saifun (BVI) Limited, a company incorporated under the laws of the British Virgin Islands. Under our approved enterprise status, we are not entitled to receive any tax benefits from any income derived from investments made through Saifun (BVI) Limited. The taxable income will be subject to Israeli income tax, which will be considered a “deemed dividend” and taxed at a 25% tax rate.
Critical Accounting Policies and Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. Our estimates are guided by observing the following critical accounting policies:
      Revenue recognition — license fees. License revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred or service has been rendered, the fee is fixed or determinable, and collectibility is probable. All such fees are comprised of license and support fees, as well as nonrefundable prepaid royalties. License and support fees are accounted for as one unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables.” We recognize license fees ratably over the period during which we expect to provide initial customer support to our licensees and when all other criteria for revenue recognition are met. In addition, revenue recognition is limited to the amount that is due or billable under the agreement or that is guaranteed. Since the initial customer support is provided until the expected commercialization date of the licensees’ products, we determine the period in which we will provide support based on estimates that our project managers determine in conjunction with our licensees, as well as the monitoring of the progression of our licensees’ product development through the customer support we provide them. We review assumptions regarding the customer support periods on a regular basis. If we determine that it is necessary to revise our estimates of the customer support periods, the total amount of revenue recognized over the life of the contract would not be affected, but the license fees would be recognized ratably over a longer or shorter period. We record the excess of license fees paid to us over revenues recognized as deferred revenues. Revenues from royalties are recognized as earned.
      Revenue recognition — services. We recognize revenues from design and product development services provided to our former joint venture based on a fixed fee per employee as the services are rendered in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.”
      We recognize revenues from design and product development services provided to licensees in fixed fee service contracts based on the proportional performance model, using hours of employee services rendered as a percentage of total project hours. However, revenues are always limited to output measures (technological milestones) or amounts due or billable under the agreement.
      Accounting for income taxes. We and our subsidiaries account for income taxes in accordance with Statement of Accounting Financial Standard (SFAS) No. 109 “Accounting for Income Taxes.” As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We expect that during the period in which net operating loss carry forwards are utilized in Saifun Semiconductors Ltd., our income will be substantially tax exempt. Accordingly, there will be no tax benefit available for such losses and no deferred income taxes were recorded as of December 31, 2005. In addition, with respect to the carryforward losses of Saifun Semiconductors USA, Inc. and Saifun (BVI) Limited, a valuation allowance has been recorded as management currently believes that it is more likely than not that the deferred tax related to these carryforward losses will not be realized in the foreseeable future.
      Valuation of stock-based awards. During the third quarter of 2004, we adopted the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure” (“SFAS 148”) for stock-based employee compensation. Effective December 29, 2003, we elected to apply the Modified Prospective Method under SFAS 148, whereby unvested options were accounted for under the fair value recognition provision of SFAS 123 from December 29, 2003 as if the fair value method had been applied since the option grant date. The impact of the adoptions of the fair value method of accounting for stock-based compensation was an increase to our stock-based compensation expense of approximately $341,000 for the year ended December 26, 2004.
      Prior to December 29, 2003, we accounted for our stock-based employee compensation plans using the intrinsic-value method of accounting set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), but disclosed the pro forma effects on net loss had the fair value of the options been expensed. In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of the fair value of the share at the grant date of the award or other measurement date over the amount an employee must pay to acquire the share. Generally, the exercise price for share options granted to employees equals the fair market value of the share at the date of grant, thereby resulting in no recognition of compensation expense. For awards that generate compensation expense as defined under APB 25, we calculate the amount of compensation expense and recognize the expense over the vesting period of the award.
      In calculating the fair value of the options granted until June 2004 (initial filing date with the SEC) we applied the minimum value method as prescribed by SFAS No. 123 for private companies. Volatility of comparable, publicly traded companies is used for options granted after June 2004.
      We have accounted for options granted to employees of equity method investees in accordance with Emerging Issues Task Force, or EITF, 00-12, “Accounting by an Investor for Stock-based Compensation Granted to Employees of an Equity Method Investee,” SFAS 123 and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” based on the fair value of the options granted at the measurement date.
Results of Operations

Year Ended December 31, 2005 compared to Year Ended December 26, 2004

Revenues
      Licenses. License revenues increased by $43.2 million, or 191%, to $65.8 million in 2005 from $22.6 million in 2004. The substantial majority of this increase resulted from an increase in license revenues from Infineon Technologies resulting from our amended license agreement that we entered into upon the sale of our interest in our former joint venture. License revenues in 2005 include $19.2 million of non-cash license fees recognized in connection with the sale of our interest in our former joint venture. The remainder of the increase was attributable principally to additional license revenues from Macronix and Matsushita as a result of achieving contractual milestones.
      Services. Service revenues increased by $4.9 million, or 62%, to $12.8 million in 2005 from $7.9 million in 2004. This increase resulted principally from service revenues from Sony, Spansion and SMIC. The remainder of the increase was attributable to an increase of $0.9 million in service revenues from Infineon Technologies.

Cost of revenues and gross margin
      Services. Cost of services increased by $5.0 million, or 70%, to $12.0 million in 2005 from $7.1 million in 2004. Substantially all of this increase resulted from increased service revenues during the same period and from cost of services of $1.4 million performed for a licensee pursuant to which no revenues were recognized in this period.
      Gross margin was 85% in 2005 compared to 77% in 2004. This increase resulted from license revenues comprising a higher proportion of our total revenues, partially offset by lower gross margins on service projects.

Operating expenses
      Research and development. Research and development expenses increased by $0.6 million, or 9%, to $7.4 million in 2005 from $6.8 million in 2004. Research and development expenses, together with cost of service revenues, increased by $5.6 million, or 40%, to $19.5 million in 2005 from $13.9 million in 2004. This increase was primarily due to an increase in the number of research and development personnel, as well as an increase of $0.8 million in stock-based compensation expense. Research and development expenses together with cost of services revenues as a percentage of revenues decreased from 45% in 2004 to 25% in 2005. Excluding the non-cash component of revenues resulting from the sale of our interest in our former joint venture, research and development expenses together with cost of services revenues as a percentage of revenues were 33% in 2005.
      Marketing and selling. Marketing and selling expenses increased by $2.0 million, or 68%, to $4.9 million in 2005 from $2.9 million in 2004. This increase was due to an increase of $0.8 million in salary and related expenses mainly due to an increase in business development and marketing personnel as well as due to an increase of $0.8 million in marketing commission expenses, and an increase of $0.6 million in stock-based compensation expense. The increase was partially offset by a decrease of $0.5 million in expenses representing withholding tax deductions on licensing fees, which have been expensed. Marketing and selling expenses as a percentage of revenues decreased from 10% in 2004 to 6% in 2005. Excluding the non-cash component of revenues resulting from the sale of our interest in our former joint venture, marketing and selling expenses as a percentage of revenues were 8% in 2005.
      General and administrative. General and administrative expenses increased by $4.1 million, or 194%, to $6.2 million in 2005 from $2.1 million in 2004. This increase resulted primarily from an increase of $2.3 million in stock-based compensation expense, an increase of $0.5 million in salary and related expenses mainly due to an increase in administrative personnel due to the expansion of our operations, as well as an increase of $0.8 million in a provision recorded in respect of a legal claim. The increase in stock-based compensation expense was primarily due to the increase in the weighted average fair value of options granted from $4.47 in 2004 to $8.23 in 2005, mainly because, as of June 2004, we stopped applying the minimum value method as prescribed by SFAS No. 123 for private companies in calculating the fair value of options granted and started using the volatility of comparable publicly traded companies for options granted after June 2004, as well as an appreciation of the SAR liability in the amount of $1.1 million. General and administrative expenses as a percentage of revenues increased from 7% in 2004 to 8% in 2005. Excluding the non-cash component of revenues resulting from the sale of our interest in our former joint venture, general and administrative expenses as a percentage of revenues were 10% in 2005.

Financial income, net
      Financial income, net was $1.7 million in 2005 and in 2004. Financial income included an increase in interest income on cash equivalents, held-to-maturity marketable securities and premium on held-to-maturity marketable securities compared to 2004, offset by a decrease in interest income on loans provided to our former joint venture that we exited in December 2004 and by losses from foreign currency exchange differences.
      Loss from discontinued operations decreased by $1.9 million, or 27%, to $5.3 million in 2005 from $7.2 million in 2004. This decrease was due to a decrease of $0.3 million in the gross loss on product sales, as well as due to a decrease of $1.7 million in operating expenses related to product-related activities. The decrease in operating expenses resulted from our decision in the second quarter of 2005 to discontinue product sales operations.

Year Ended December 26, 2004 compared to Year Ended December 28, 2003

Revenues
      Licenses. License revenues increased by $14.8 million, or 190%, to $22.6 million in 2004 from $7.8 million in 2003. The substantial majority of this increase resulted from an increase in license revenues from Macronix and Spansion upon the achievement of contractual milestones. The substantial majority of the balance of the increase was attributable to license revenues from Matsushita as a result of achieving contractual milestones.
      Services. Service revenues increased by $1.3 million, or 19%, to $7.9 million in 2004 from $6.6 million in 2003. This increase resulted from an increase of $0.6 million in services provided to Macronix in connection with its development of multi-level cell technology as well as from additional service revenues provided to Infineon Technologies Flash Israel due to increased design activity provided to the joint venture. The amount of service revenues derived from Infineon Technologies Flash Israel during this period was $7.3 million.

Cost of revenues and gross margin
      Services. Cost of services increased by $3.0 million, or 71%, to $7.1 million in 2004 from $4.1 million in 2003. This increase resulted from increased service revenues during the same period, lower gross margin on some of the service projects we entered into during this period as well as recognition of estimated expected loss on a fixed fee project in the amount of $0.9 million.
      Gross margin was 77% in 2004 compared to 71% in 2003. This increase resulted from license revenues comprising a higher proportion of our total revenues, partially offset by lower gross margins on service projects.

Operating expenses
      Research and development. Research and development expenses decreased by $2.3 million, or 26%, to $6.8 million in 2004 from $9.1 million in 2003. This decrease was primarily due to the allocation of research and development personnel to the provision of services to our licensees. Research and development expenses, together with cost of service revenues, increased by $0.6 million, or 4%, to $13.9 million in 2004 from $13.3 million in 2003. This increase resulted partially from a recognition of estimated loss on a fixed fee project in the amount of $0.9 million and from $0.4 million of stock-based compensation expense due to the adoption of the fair value recognition provisions as amended by FAS 148, effective December 29, 2003. The increase was partially offset by a decrease of $0.5 million in equipment depreciation expenses. Research and development expenses together with cost of services revenues as a percentage of revenues decreased from 92% in 2003 to 45% in 2004.
      Marketing and selling. Marketing and selling expenses increased by $0.4 million in 2004, or 15%, to $2.9 million in 2004 from $2.5 million in 2003. This increase resulted from an increase of $0.4 million in expenses to Tower Semiconductor representing a percentage of our license revenues from certain third party licensees and an increase of $0.6 million in expenses representing withholding tax deductions on licensing fees. Marketing and selling expenses as a percentage of revenues decreased from 18% in 2003 to 10% in 2004.
      General and administrative. General and administrative expenses increased by $0.3 million, or 19%, to $2.1 million in 2004 from $1.8 million in 2003. This increase resulted from an increase of $0.3 million in salary and related expenses mainly due to an increase in administrative personnel due to the expansion of our operations and payment of bonuses. General and administrative expenses as a percentage of revenues decreased to 7% in 2004 from 12% in 2003.

Financial income, net
      Financial income, net increased by $0.6 million, or 49%, to $1.7 million in 2004 compared to $1.1 million in 2003. The majority of this increase is attributable to an increase in interest on loans provided to Infineon Technologies Flash which were waived as part of our exit from the joint venture in December 2004.

Equity in losses of equity method investees
      Equity in losses of equity method investees (including compensation expenses related to the issuance of options to employees of equity method investees) increased by $13.7 million, or 105%, to $26.7 million in 2004 from $13.0 million in 2003. The equity method investees’ losses increased primarily due to increased research and development activities from development of new products and technologies.

Loss from discontinued operations
      Loss from discontinued operations increased by $7.0 million to $7.2 million in 2004 from $0.2 million in 2003. This increase was due to our commencement of sales of products in the first quarter of 2004. We experienced a gross loss of $4.2 million and operating expenses of $3.0 million on product sales during 2004 due to adjustments to inventory, low average selling prices as part of our efforts to establish our presence in the market, and low production yields, which are customary in the industry with the introduction of new products.

Quarterly Results of Operations
      The table below sets forth unaudited consolidated statements of operations data in dollars for each of the eight consecutive quarters ended December 31, 2005. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information.

	Three months ended

	March 28,	June 27,	Sept. 26,	Dec. 26,	March 27,	June 26,	Sept. 25,	Dec. 31,
	2004	2004	2004	2004	2005	2005	2005	2005

	(unaudited)
	(in thousands)
Statements of operations data:
Revenues:
Licenses(*)	$3,116	$5,037	$6,847	$7,640	$18,881	$18,560	$15,343	$13,006
Services	1,907	1,963	2,253	1,803	3,333	3,197	2,597	3,684

Total revenues	5,023	7,000	9,100	9,443	22,214	21,757	17,941	16,690

Cost of services:	1,294	1,436	1,856	2,498	2,634	2,512	3,079	3,823

Gross profit	3,729	5,564	7,244	6,945	19,580	19,245	14,862	12,867
Operating expenses:
Research and development	1,902	1,647	1,486	1,757	1,520	1,708	2,253	1,946
Marketing and selling	504	505	879	1,026	1,430	1,227	1,264	968
General and administrative	422	391	650	652	1,737	924	859	2,696

Total operating expenses	2,828	2,543	3,015	3,435	4,687	3,859	4,376	5,610

Operating income	901	3,021	4,229	3,510	14,893	15,386	10,486	7,257
Financial income (expenses), net	(1)	359	590	751	155	(117)	543	1,168
Equity in losses of equity method investees	(5,937)	(5,324)	(7,059)	(7,852)	—	—	—	—
Compensation income (expense) related to issuance of options to employees of equity method investees	(176)	(326)	(131)	64	—	—	—	—
Capital loss from sale of equity method investees	—	—	—	(17,334)	—	—	—	—
Income (loss) from continuing operations	(5,213)	(2,270)	(2,371)	(20,861)	15,048	15,269	11,029	8,425
Income (loss) from discontinued operations	(613)	(954)	(2,046)	(3,576)	(3,224)	(1,999)	(230)	190
Net income (loss)	$(5,826)	$(3,224)	$(4,417)	$(24,437)	$11,824	$13,270	$10,799	$8,615

Basic earnings (loss) per Ordinary share from continuing operations	$(0.31)	$(0.13)	$(0.14)	$(1.23)	—	—	—	$0.16

Basic loss per Ordinary share from discontinued operations	$(0.03)	$(0.06)	$(0.12)	$(0.21)	—	—	—	—

Basic net earnings (loss) per Ordinary share	$(0.34)	$(0.19)	$(0.26)	$(1.44)	—	—	—	$0.16

Diluted earnings (loss) per Ordinary share from continuing operations	$(0.31)	$(0.13)	$(0.14)	$(1.23)	—	—	—	$0.14

Diluted earnings (loss) per Ordinary share from discontinued operations	$(0.03)	$(0.06)	$(0.12)	$(0.21)	—	—	—	$0.01

Diluted net earnings (loss) per Ordinary share	$(0.34)	$(0.19)	$(0.26)	$(1.44)	—	—	—	$0.15

(*)	License revenues include non-cash revenues resulting from the termination of our former joint venture of $9.6 million, $6.8 million, $2.4 million, and $0.4 million for the three months ended March 27, 2005, June 26, 2005, September 25, 2005 and December 31, 2005, respectively.
      We expect that in the future our quarterly revenues will fluctuate depending on the timing of recognition of licensee fees and, as we start to derive more significant royalty payments, upon the sales volumes and prices of products of our licensees, which are beyond our ability to control or assess in advance.

Quantitative and Qualitative Disclosures about Market Risk
      Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation
      We do not have any long-term borrowings. Our investments consist of cash and cash equivalents, short-term bank deposits and interest bearing, investment-grade investments in marketable securities with maturities of up to three years, which currently consist mainly of corporate debt securities and auction rate securities, and may in the future include commercial paper, money market funds, government and non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities of our investments to date, the carrying value approximates the fair value. It is our policy to hold investments to maturity in order to avoid recognizing the effect of interest rate fluctuations in our financial statements.

Foreign Currency Exchange Risk
      Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the shekel and the euro. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. In 2005, we derived all of our revenues in U.S. dollars. However, 46% of our expenses were denominated in shekels. Our shekel-denominated expenses consist principally of salaries and related personnel expenses, as well as vehicle lease payments. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. As of December 31, 2005, we had outstanding forward exchange contracts for the acquisition of 26.5 million shekels in consideration for $5.8 million maturing in a period of up to six months from that date. As of December 31, 2005, the fair value of these contracts was $38,000. Neither a ten percent increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements in the next six months.
      To date, the amount of royalties payable to us is based on the dollar-denominated value of our licensees’ net sales of products incorporating our intellectual property. Therefore, to the extent that our licensees’ sales to third parties are not denominated in U.S. dollars, any royalties that we receive as a result of such sales could be subject to fluctuations in the exchange rate between the currency of the sale and the U.S. dollar. If the U.S. dollar strengthens against the currency in which any of our licensees makes its sales, the dollar-denominated amount of the royalties that we receive would be reduced.
      All financial instruments are managed and controlled under a program of risk management in accordance with established policies. We do not hold derivative financial instruments for speculative purposes, and we do not issue any derivative financial instruments for trading or speculative purposes. The only derivative financial instruments we have are in place to manage exposure to fluctuations in foreign exchange rates.

Impact of Inflation
      We believe that the rate of inflation in Israel has had a minor effect on our business to date. However, our U.S. dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.
Liquidity and Capital Resources
      We finance our operations through the proceeds of sales of our equity securities and through cash derived from operations. In our initial public offering that occurred in November 2005 we raised net proceeds of approximately $120.9 million. As of December 31, 2005, we had $100.3 million in cash and cash equivalents and $81.5 million in marketable securities. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $166.5 million. The following table of our material contractual and other obligations known to us as of December 31, 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual and other obligations	Total	2006	2007	2008	2009	2010 and subsequent periods

	(in thousands)
Operating leases(1)	$2,992	$1,591	$848	$361	$123	$69
Software lease	4,901	1,823	1,811	1,267	—	—
Severance pay(2)	2,655	—	—	—	—	2,655

Total	$10,548	$3,414	$2,659	$1,628	$123	$2,724

(1)	Consists of an operating lease for our facilities in Netanya, Israel, and Santa Clara, California, and operating leases for vehicles.

(2)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination of the respective employee and may be reduced if the employee’s termination is voluntary. As of December 31, 2005, the severance pay funds were $2.1 million.
      Based on our current business plan, we believe that our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. The absence of cash flows from the discontinued operations of our product business is expected to improve our cash flow position in the future. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue opportunities that may arise in the future.
      The following table sets forth the components of our cash flows for the periods indicated:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Net cash provided by operating activities	$2,318	$17,964	$14,116
Net cash used in investing activities	(17,371)	(20,376)	(66,068)
Net cash provided by financing activities	3,861	256	125,051
Increase (decrease) in cash and cash equivalents	$(11,192)	$(2,156)	$73,099
      Our cash flow statement presents cash flows from discontinued operations combined with cash flows from continuing operations within each cash flow statement category (operating, investing and financing activities).

Operating activities
      Net cash provided by operating activities in 2005 was $14.1 million compared to $18.0 million in 2004. Net cash provided by operating activities in 2005 was generated primarily by our net income of $44.5 million adjusted for non-cash expenses of $6.9 million and non-cash revenues of $19.2 million, by a decrease of $4.8 million in trade receivables, a decrease in total assets attributed to discontinued operations of $4.9 million and an increase in accrued expenses and other liabilities of $1.8 million. This was offset in part by an increase in other accounts receivable and prepaid expenses of $1.3 million, a decrease in total liabilities attributed to discontinued operations of $3.7 million and a decrease in deferred revenues of $24.3 million (excluding non-cash revenues).
      The decrease in deferred revenues during the year was due to the recognition of previously received license fees from Macronix, Spansion and Matsushita. The decrease in trade receivables was primarily due to payments received from Infineon Technologies Flash Israel. The increase in other accounts receivable and prepaid expenses was primarily due to an increase in prepaid expenses mainly related to operating lease prepayments and an increase in deferred service projects costs. The decrease in total assets attributed to discontinued operations of $4.9 million was offset by the decrease in total liabilities attributed to discontinued operations of $3.7 million. This decrease was primarily due to a decline in payables to our subcontractors for the manufacturing of our products as a result of the discontinuance of our products sales in the second quarter of 2005.
      Net cash provided by operating activities in 2004 was $18.0 million compared to net cash provided by operating activities of $2.3 million in 2003. Net cash provided by operating activities in 2004 was generated primarily by our operating income of $11.7 million adjusted for non-cash expenses of $1.9 million, an increase in deferred revenues of $13.1 million, and an increase in total liabilities attributed to discontinued operations of $3.8 million, offset in part by an increase of $4.8 million in total assets attributed to discontinued operations, and an increase of $2.2 million in trade receivables.
      The increase in deferred revenues was primarily due to non-cash license revenues of $19.2 million from Infineon Technologies. The increase in trade receivables was mainly due to payments due from Infineon Technologies Flash. The increase in total assets attributed to discontinued operations of $4.8 million was offset by the increase in total liabilities attributed to discontinued operations of $3.8 million. This increase was mainly due to payables to our subcontractors for the manufacturing of our products, which we commenced selling in the first quarter of 2004.
      Net cash provided by operating activities in 2003 was generated primarily by an increase in deferred revenues of $2.8 million and an increase in accrued expenses and other liabilities of $1.7 million, offset in part by an increase of $2.1 million in trade receivables. The increase in deferred revenues was primarily due to additional license fees received from Macronix, Spansion and Matsushita, which were not all recognized as revenues in 2003. The increase in trade receivables was primarily due to a license fee receivable from Matsushita that was collected subsequent to the balance sheet date. The increase in trade payables and accrued expenses was primarily due to increased provision for salary and related expenses of approximately $1.1 million and to an increase in a legal claim provision.

Investing activities
      Net cash used in investing activities in 2005 was $66.1 million compared to net cash used in investing activities of $20.4 million in 2004. The increase was primarily due to increase in net investment in marketable securities of $58.6 million which mainly resulted from proceeds raised in our initial public offering and by an increase of $1.2 million in capital investments primarily in laboratory equipment and computers. This increase was partially offset by a decrease, as a result of the termination of our joint venture with Infineon Technologies in December 2004, of $13.1 million in loans made to Infineon Technologies Flash Germany in 2004 as part of our agreement with Infineon Technologies regarding the joint venture. Net cash used in investing activities in 2004 was $20.4 million and consisted primarily of net investment of $6.7 million in held-to-maturity marketable securities which had previously been held in short-term bank deposits and cash equivalents, $13.1 million of loans to Infineon Technologies Flash Germany and $0.8 million of capital investments primarily in laboratory equipment, computers and software.
      Net cash used in investing activities in 2003 was $17.4 million and consisted primarily of $10.9 million invested in held-to-maturity marketable securities which had previously been held in short-term bank deposits, $5.3 million of investments in and loans to Infineon Technologies Flash Germany and $1.0 million of capital investments primarily in laboratory equipment, computers and software.

Financing activities
      Net cash provided by financing activities was $125.1 million in 2005, $0.3 million in 2004 and $3.9 million in 2003. The increase in 2005 resulted from proceeds of $123.7 million raised in our initial public offering, net of issuance expenses.
Corporate Tax
      Israeli companies are subject to income tax at the corporate rate of 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. In addition, we have net operating loss carryforwards and we are subject to Israeli government tax benefits that will reduce our effective statutory tax rate. Furthermore, our former equity interest in losses of Infineon Technologies Flash Germany was attributed to us for tax purposes. As of December 31, 2005, the end of our last fiscal year, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $16.7 million. We have additional carryforward capital losses of $5.3 million. We have received from the Office of the Chief Scientist of Israel an approval to allow a tax deduction for part of our research and development expenses incurred during the years 2002 and 2003. The remaining unapproved research and development expenses are deducted for tax purposes over a three-year period in accordance with and subject to Israeli tax law. We intend to continue applying to the Office of the Chief Scientist of Israel for an approval to allow a tax deduction for our research and development expenses. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. We expect that we will generate the substantial majority of our taxable income in Israel.
      In addition, our investment program in equipment at our facility in Netanya, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. Subject to compliance with applicable requirements, the portion of our net income derived from our licensing and services activities will be exempt from income tax during the first two years in which these investment programs produce taxable income, which will be after we have utilized our net operating loss carryforwards, and subject to a reduced tax rate of between 10% and 25% for the remaining five to eight years of the program, depending on the extent of non-Israeli ownership in our company during the relevant year. The period during which we receive these tax benefits is limited to 12 years from the year in which operations or production by the enterprise commenced or 14 years from the year in which approval of the program was granted, whichever is earlier. The benefits under our existing approval enterprises are due to expire between 2011 and 2015. In addition, availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received. See “Taxation — Israeli Tax Considerations and Government Programs — Taxation of Companies — Law for the Encouragement of Capital Investments, 1959.” We cannot assure you that tax benefits for approved enterprises will continue at current levels or at all.
      In addition, our effective tax rate in our statement of income may be different than our approved enterprise tax rate because the basis of computing theoretical taxes on income for financial statement purposes in U.S. dollars under U.S. generally accepted accounting principles differs from the basis for computing taxes under Israeli law where income is based on financial statements in shekels that are adjusted for inflation in Israel. We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate commencing January 1, 2006. In addition, other items included in our financial statements such as financial income, can affect our effective tax rate since they may not be eligible for the approved enterprise benefits.
      In April 2005, a comprehensive amendment to the Investments Law came into effect. Since the amended Investments Law does not retroactively apply for investments programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, our current tax benefits are subject to the provisions of the Investments Law prior to its revision, while new benefits that we receive in the future, if any, will be subject to the provisions of the Investments Law, as amended. According to the amendment to the Investments Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved enterprises that do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investments Law. A privileged enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investments Law and is therefore entitled to receive such benefits provided under the amended Investments Law. We have recently applied for a pre-ruling in order to confirm that we are in compliance with the amended law.

      In order to manage certain investments, we have established a wholly owned subsidiary, Saifun (BVI) Limited, a company incorporated under the laws of the British Virgin Islands. Under our Approved Enterprise status, we are not entitled to receive any tax benefits from any income derived from investments made through Saifun (BVI) Limited. As of December 31, 2005, carryforward losses related to Saifun (BVI) Limited amounted for approximately $3.3 million, which may be carried forward indefinitely. After the carryforward losses are utilized, we will be subject to Israeli income tax, which will be considered a “deemed dividend” and taxed at 25% tax rate.
      There can be no assurance that we will comply with the conditions set forth in the Investments Law in the future or that we will be entitled to any additional benefits under it.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Stock-based Payment (“Statement 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but not required, stock-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all stock-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard became effective in the first fiscal year beginning January 1, 2006. We do not expect that the adoption of Statement 123R will have a significant effect on our financial position, results of operations or cash flows.
      In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Stock-based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of stock-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for stock-based payment transactions. We do not believe that SAB 107 will have a material effect on our financial position, results of operations or cash flows.
      In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections” in replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income the cumulative effect of changing to the new accounting principle of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
      In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. We do not expect that the adoption of FSP FAS 115-1 will have a significant effect on our financial position, results of operations or cash flows.

BUSINESS
Overview
      We have invented and patented a technology that we refer to as nitride-read-only memory, or NROM, that we believe is leading a revolutionary shift in the non-volatile semiconductor memory market. Unlike volatile semiconductor memory devices which lose stored information after electrical power is turned off, non-volatile semiconductor memory devices retain stored information even without a power source. Demand for non-volatile memory is experiencing rapid growth as consumer electronics, communications, automotive and industrial products proliferate, and require increasingly complex programming codes, and as digitization of information, including photographs, video, music and documents require increased data storage capacity. According to market estimates from Web-Feet Research, a market research firm in the electronics and the semiconductor industry, the code flash and data flash devices that our technology addresses accounted for sales of $19.9 billion in 2005, and are expected to grow to $46.5 billion by 2010, representing a compound annual growth rate of 18.5%. Web-Feet Research estimates that the embedded flash devices that our technology addresses accounted for sales of $3.3 billion in 2005, and are expected to grow to $6.3 billion by 2010, representing a compound annual growth rate of 13.8%. Taken as a whole, our NROM technology can be applied in semiconductor memory devices that in 2005 accounted for sales of $23.2 billion and that are expected to grow to $52.8 billion by 2010, representing a compound annual growth rate of 17.9%.
      We believe that our NROM technology represents a breakthrough in the non-volatile memory market because it offers a number of significant advantages over existing non-volatile memory technology. These advantages include a doubling of storage capacity of a basic semiconductor memory cell resulting from our two-bit-per-cell and four-bit-per-cell architectures and a simpler cell architecture that enable semiconductor manufacturers to reduce manufacturing costs as a result of fewer manufacturing steps. In addition, we believe that our technology is the only commercially-available technology that can be applied to all segments of the non-volatile memory market using principally the same manufacturing process. We are growing rapidly through licensing our intellectual property and providing design and product development services to our licensees. Our goal is to establish our NROM technology as a leading technology in the non-volatile memory market. We are addressing the four primary segments of the non-volatile semiconductor memory market as follows:

•	Code flash. Code flash is typically used to store executable code, such as the operating system software of a cellular phone. One of our licensees is Spansion (formerly known as Fujitsu AMD Semiconductor LLC), the largest global vendor of code flash in 2004 with total sales of $2.4 billion representing 24.3% of the total code flash market, according to Web-Feet Research. In 2005, we derived license fees of $7.7 million from Spansion, which we believe relate primarily to sales of code flash memory devices.

•	Data flash. Data flash is used for high density storage of information, such as in memory cards for digital cameras. One of our licensees targeting the data flash market is Infineon Technologies (with which we formerly had a joint venture with respect to data flash that we exited in 2004). According to Gartner, Infineon Technologies was the seventh largest vendor of semiconductors globally in 2005. In January 2004, Infineon Technologies launched its TwinFlash technology, which incorporates our NROM technology. Infineon Technologies is currently marketing 512 megabit and 1 gigabit data flash devices.

•	Embedded flash. Embedded flash combines non-volatile memory and programmable logic on a single chip for use in applications such as smart cards. One of our licensees targeting the embedded flash market is Matsushita, one of the world’s largest vendors of consumer electric and electronic products and, according to Gartner, the 16th largest semiconductor manufacturer in 2005, with revenues of $3.8 billion from semiconductor sales. To date, we have derived limited revenues from Matsushita which have not constituted a significant part of our total revenues.

Another one of our licensees in this segment is Sony Corporation, one of the world’s largest vendors of consumer electronic and electronic products. Gartner ranks Sony Corporation as the 15th largest semiconductor manufacturer with revenues of $4.3 billion from semiconductor sales in 2005. To date, we have derived limited revenues from Sony Corporation, which have not constituted a significant portion of our total revenues.

•	Serial flash. Serial flash is characterized as small, low-power flash memory that uses a serial interface for data access used in applications such as computer graphic cards, hard disk drives, cordless phones and set top boxes. We are targeting this market through our collaboration with Spansion, pursuant to which Spansion shares with us the profits from sales of agreed-upon serial flash products.
      We believe that our strong patent portfolio and intellectual property position, with over 65 issued U.S. patents (including 10 co-owned U.S. patents) and seven non-U.S. patents, and over 55 pending U.S. patent applications and over 100 pending non-U.S. patent applications, as well as our continuing investment in research and development, will allow us to continue to expand our business as demand for non-volatile memory grows.
Industry Overview
      Demand for non-volatile memory devices has grown rapidly in recent years due to the expansion of digital computing and processing beyond desktop computer systems to include a broader array of consumer electronic, communications, automotive and industrial products. These products include mobile phones, still and video digital cameras, personal digital assistants, or PDAs, portable computers, portable digital music players, digital video recorders, set-top boxes, communication routers and switches, digital televisions and other electronic systems. Each of these products requires a non-volatile memory device to store the product’s operating system and may also require data storage capabilities.
      Non-volatile memory was developed in the late 1960s. Since then, non-volatile memory architectures have evolved, differentiated primarily by the ability of the user to reprogram the device:

•	ROM. Read Only Memory is programmed once during manufacture and cannot subsequently be reprogrammed by the user. As a result of this limitation, ROM-device sales have declined substantially in recent years.

•	PROM. Programmable Read Only Memory is programmed once during manufacture and can then be reprogrammed once by the user. A major drawback to PROM devices is that they require special equipment to reprogram the PROM. As a result of this limitation, PROM has been discontinued.

•	EPROM. In 1971, the first Erasable Programmable Read Only Memory device was introduced. EPROM devices can be reprogrammed by the user a limited number of times by removing the device from the circuit board and erasing it using ultraviolet light. As a result of this complexity of reprogramming, EPROM is rarely used today.

•	EEPROM. Electrically Erasable Programmable Read Only Memory was introduced in 1983 and overcomes some of the limitations of EPROM because it can be reprogrammed by applying an electrical voltage. EEPROM is erased and reprogrammed at the individual cell level. While this results in high functionality which makes it well suited to particular applications, such as smart cards, EEPROM devices are generally less cost-effective and are slower to program and erase than flash memory devices.

•	Flash. Flash memory was invented in 1984. Flash memory is the largest segment of the non-volatile memory market and is similar to EEPROM in that it can also be erased and reprogrammed repeatedly through the application of an electrical voltage. Unlike EEPROM, flash memory cells can be erased in blocks by a single action or “flash,” and unlike EEPROM, flash memory does not require two transistors per cell. This enables flash memory devices to be more cost-effective and to have faster program and erase speeds than EEPROM devices.

Flash Memory Applications
      The flash memory market, which in 2005 was the largest segment of the non-volatile semiconductor memory market, has traditionally been divided into four segments: code flash, data flash, embedded flash and serial flash. The following table sets forth the principal characteristics and applications of, and market data for, each of these segments:

							Projected
					Projected		compound
					global		annual growth
			Global sales		sales in		rate from 2005
Segment	Characteristics	Applications	in 2005		2010		to 2010

			(millions)		(millions)
Code flash(1)	• Used to store executable code, such as operating system software of a device	• Communications products (e.g., cellular telephones)	$8,040		$11,723		7.8%
	• Characterized by random access to stored information and fast read speeds	• Consumer electronics products (e.g., DVD players, computers, tv set-top boxes)
Data flash	• Used for high-density data storage	• Memory cards for digital cameras, USB flash drives and MP3 players	$11,896		$34,809		24.0%
	• Characterized by sequential access and fast write speeds
Embedded flash	• Combines flash memory and programmable logic on a single chip	• Microcontroller embedded with memory (e.g., smart cards)	$3,295	(2)	$6,301	(2)	13.8%
	• Characterized by fast access, low power consumption and increased security
Source: Web-Feet Research.

(1)	Includes the serial flash market.

(2)	Excludes revenue attributable to the microcontroller, digital signal processor and/or programmable logic components of an embedded flash device.

Trends in the Flash Memory Market
      The following are recent trends in the flash memory market:

•	Higher volumes and densities. According to Web-Feet Research, total demand measured in bits of information stored in code and data flash memory devices is expected to grow by 132.1% from 2005 to 2006, where one bit is the smallest unit of data stored with a value of either 0 or 1. This growth is a result of an increase in average bit density per device, representing the average number of bits available in a memory device, or average bit density, of 79.2% for code flash and 46.5% for data flash from 2005 to 2006, according to Web-Feet Research.

•	Demand for greater performance and reliability. Product manufacturers are demanding faster read and write speeds which allow a system’s microprocessor to access data and execute program code faster, the ability to read and modify stored information repeatedly without adversely impacting reliability, and the ability to retain stored information for an extended period. In addition, product manufacturers are requiring devices with lower power consumption to allow for longer operating times using the same power source and the ability to operate devices under extreme environmental conditions.

•	Constant price pressure and demand for device shrink. At the same time as demand has increased for higher density and higher performance memory devices, the price for flash memory products, measured on a per bit basis, has decreased. According to Web-Feet Research, the average selling price per megabyte is forecasted to decline from 2005 to 2006 by 37.6% in a data flash device and by 41.0% in a code flash device. In order to achieve profitability, semiconductor manufacturers must continually reduce their unit and per bit costs by reducing the size of the individual transistors that make up a memory chip. The process of reducing the size of the individual transistor is commonly referred to as device shrink and results in an increase in the number of transistors per wafer.

•	Greater design and manufacturing challenges. The demand for higher density and enhanced performance, at a reduced cost, has resulted in continual design and manufacturing challenges for semiconductor manufacturers. As a consequence, semiconductor manufacturers are continuously seeking advancements to existing technologies, mainly through migration to smaller manufacturing process geometries, and exploring new technologies and materials in order to address the demanding market requirements.

Prevailing Non-Volatile Semiconductor Memory Technology
      The most widely-used technology for non-volatile semiconductor memory devices is floating gate technology, which was developed in the late 1960s and has been the prevalent technology for non-volatile semiconductor memory devices since then. A floating gate device is a variation of a standard metal oxide semiconductor in that it has an additional electrically isolated “floating gate,” made of a conductive material. A floating gate device stores information by holding electrical charge within the floating gate. Adding or removing charge from the floating gate changes the threshold voltage of the cell thereby defining whether the memory cell is in a programmed or erased state. Because a conventional floating device only has a programmed or erased state — representing a “1” or a “0” — it can only store one bit of information in each cell. Non-volatile memory based on floating gate technology is subject to the following limitations:

•	Barriers to device shrink. Floating gate technology faces significant challenges in reducing cell size and packing cells into smaller spaces on the wafer, referred to as device shrink. As floating gate cell size is reduced, a thinner isolating layer may lead to poorer reliability due to potential leakage of charge from the floating gate. This is referred to as the problem of the “erratic bit” and is more prevalent at smaller cell sizes. Floating gate manufacturers, such as Samsung, have stated that they believe these limitations will become a substantial technology barrier to device shrink in the future.

•	Complicated manufacturing process. Semiconductor manufacturing requires the replication onto a silicon wafer of a series of patterns contained on a glass slide, referred to as a mask, on which an integrated circuit’s design is laid out. Floating gate technology requires a high number of these replications, referred to as masking steps, which results in high manufacturing costs and a long manufacturing cycle, and may also result in lower yields. As cell size decreases, the need to move to more advanced manufacturing processes and to develop error-free masks has increased the cost of manufacturing floating gate devices.

•	Different design and manufacturing process for each market segment. Floating gate devices require different cell and array architectures, and thus different manufacturing processes for each type of non-

volatile memory device. As a result, most manufacturers of non-volatile memory devices concentrate in a particular segment, such as code or data flash, due to the high cost and technical challenges associated with implementing different manufacturing processes.

      Due to the high cost and the technological challenges that need to be resolved to achieve device shrink, semiconductor manufacturers have sought other methods to increase the storage density of non-volatile memory devices. One such method is through multi-level cells which use the same architecture as single-cell memory devices, but store fractional charge levels within a single cell. Current implementations of multi-level cells in floating gate devices permit the storage of two bits of information per cell. Multi-level cells require a more precise program and read function to identify four levels of charge on the floating gate, the number of levels necessary to increase the number of bits stored per cell. As a result, current implementations of multi-level cell technology in floating gate devices have slow read and write times compared to single-bit-per-cell devices and a reduced overall level of reliability because the loss of even a few electrons from the floating gate can cause data corruption and device failure. Since the number of levels of charge that must be identified varies exponentially with the number of bits, increased bit storage cannot currently be achieved reliably in floating gate devices. For example, four different levels are required for a two-bit-per-cell floating gate device, while sixteen different levels are required for a four-bit-per-cell floating gate device.
Our Solution
      We believe that our NROM technology represents a breakthrough in the non-volatile semiconductor memory market as it offers a number of significant advantages over traditional non-volatile memory technology:

•	Increased storage capacity. Our NROM technology doubles the storage capacity of each memory cell by enabling the storage of two physically distinct and independent charges, each representing one bit of information, within a single memory cell. This significantly reduces the amount of silicon wafer required for each non-volatile memory device, resulting in a significant cost reduction to semiconductor manufacturers. In addition, our next generation NROM technology, “QUAD NROM”, which enables the storage of four bits per cell. We believe that our QUAD NROM technology will increase storage capacity and further lower the cost per bit.

•	Device shrink. Due to a simpler cell architecture than floating gate technology, we believe that devices based on our NROM technology are easier to migrate to smaller manufacturing process geometries, enabling them to be highly scalable and allowing semiconductor manufacturers to continue to be cost competitive. To date, some of our licensees have sold devices based on our NROM technology down to 110 nanometer process geometries and are also sampling products based on 90 nanometer processes and one licensee has announced plans for products based on 65 nanometer processes. Based on our advanced research and development program, we are confident that further device shrink will be possible using our NROM technology.

•	Simple, low cost manufacturing process. Non-volatile memory devices that incorporate our NROM technology require fewer masking and processing steps than floating gate devices. For example, Spansion has stated that its MirrorBit products, which incorporate our NROM technology, eliminate 10 percent of the total manufacturing steps and 40 percent of the most critical manufacturing steps, compared to code flash devices based on multi-level floating gate technology. The reduction in the number of manufacturing steps leads to higher yields, shorter silicon cycles and lowers overall manufacturing costs for devices based on our NROM technology.

•	High performance and reliability. Each cell in a device incorporating our NROM technology stores the trapped charge in a non-conducting material, thereby preventing the charge from moving within the trapping layer and “leaking” out through a point defect. Such point defects may result in device failure for floating gate device. In addition, the relatively thick oxide layers surrounding the trapping layer of the NROM cell prevent the trapped charge from leaking-out of the cell. This enhances the reliability of the NROM cells at smaller process geometries when compared to floating gate devices. A reliability study conducted by Spansion in November 2002 determined that its MirrorBit products, which incorporate our NROM technology, exhibit at least the same level of reliability and data retention as its comparable floating gate products.

•	Same platform for all primary segments of non-volatile memory market. In contrast to floating gate technology, where each segment of the non-volatile memory market requires a different floating gate device structure, our NROM technology uses the same manufacturing process, and cell and array architecture for all primary segments of the non-volatile memory market, such as code, data, and embedded flash. This allows us to leverage our research and development across all segments and allows our licensees to compete in all segments without the need for separate manufacturing lines for each segment.

      We are currently developing products which incorporate our new QUAD NROM technology with several of our licensees. These licensees include Macronix, whom we are assisting in developing at its facilities a 1 gigabit data flash NROM device, and Spansion, whom we are assisting in the development of certain products.
      In a QUAD NROM implementation, the storage capacity of a single NROM cell can be doubled to four bits per cell compared to two bits per cell in a multi-level floating gate cell. Although there have been reports that floating gate will require advanced design and sophisticated controller algorithms to achieve three bits per cell, we believe that our NROM technology is currently the only technology that is suited to mass production of four-bit-per-cell devices because floating gate cells would be required to maintain as many as 16 fractional charge levels per cell in order to store four bits.
      In developing and implementing our QUAD NROM technology, we face similar challenges to those faced by two-bit-per-cell devices based on floating gate technology, namely, implementing a more precise program and read function required for multi-level-cell devices. We expect that the program function in our QUAD NROM technology will be slower than that of a regular two-bit-per-cell NROM device, while we believe that we can achieve accurate read functions without compromising read speed. We also expect that the first generation of our QUAD NROM technology will have similar data retention characteristics, but a lower number of program-erase cycles, than two-bit-per-cell NROM devices.
      Our NROM technology has some limitations. NROM devices may require a higher programming electrical current than some comparable floating gate devices. This may require a more complex design to meet comparable specifications and may result in a longer development time.
Our Strategy
      Our goal is to establish our NROM technology as the leading technology in the non-volatile semiconductor memory market. We have a business model with two revenue streams: licensing our intellectual property and providing design and product development services to our licensees. We intend to achieve our goal through the following strategy:

•	Accelerate implementation of NROM technology by our licensees. We seek to accelerate implementation of our NROM technology in a broad range of our licensees’ products and reduce their time to market by providing them with design and product development services. In particular, our services are designed to enable our licensees to incorporate our NROM technology into their products using their existing manufacturing facilities. For example, as of the date of this prospectus, Infineon Technologies offers 512 megabit and 1 gigabit data flash devices incorporating our NROM technology.

•	Continue to direct licensing efforts of our NROM technology at market-leaders. We believe that our NROM technology will appeal to semiconductor manufacturers in all segments of the non-volatile memory market because it allows them to be more competitive and potentially address segments in which they are not currently active. We intend to continue licensing our NROM technology selectively to market leaders. Due to the concentrated nature of the code and data flash markets, we believe that the addition of any single licensee could significantly impact the penetration of our NROM technology and provide a future source of licensing revenues. For example, we recently signed a license agreement with Semiconductor Manufacturing International Corporation. We believe that our licensing strategy enables us to achieve maximum market penetration while maintaining low capital requirements and strong gross margins.

•	Continue to innovate. We believe that we can further develop and enhance our NROM technology. For example, we have provided engineering samples to several of our licensees of a product implementing four bits per cell using our QUAD NROM technology. We also have programs with several of our licensees implementing our QUAD NROM technology. We believe that our QUAD NROM technology is currently the only technology that is suited to mass production of four-bit-per-cell devices.

•	Enhance our existing technology portfolio. We believe that our strong patent portfolio and intellectual property position, with over 65 issued U.S. patents (including 10 co-owned U.S. patents) and seven non-U.S. patents, and over 55 pending U.S. patent applications and over 100 pending non-U.S. patent applications, will allow us to maintain our competitive position. We are committed to investing in research and development and to continuing to expand and broaden our patent portfolio in key jurisdictions. For example, we are currently developing a multi-level-cell device based on our NROM technology and we are developing technology that will permit portable electronic devices to operate with lower power consumption, allowing for longer operating times.

Licensees
      As part of our strategy to accelerate the adoption of our NROM technology in the non-volatile memory market, we have entered into the license agreements described below.

Infineon Technologies
      Infineon Technologies, formerly the Siemens Semiconductor Group, was formed in 1952 as a developer and manufacturer of semiconductors. In April 1999, Infineon Technologies became a separate subsidiary of Siemens and in March 2000 it was listed on the Frankfurt Stock Exchange and the NYSE. Infineon Technologies manufactures digital, mixed signal and analog integrated circuits for applications such as communications, automotive, computers, security chip cards and other industries. According to Gartner, Infineon Technologies was the seventh largest vendor of semiconductors globally in 2005. Infineon Technologies was one of the first semiconductor manufacturers to introduce 300 mm wafers in its manufacturing facilities and similarly was among the early adopters of smaller process geometries.
      In January 2005, in connection with the termination of our former joint venture, we entered into an amended license agreement with Infineon Technologies. Infineon Technologies is currently marketing 512 megabit and 1 gigabit data flash devices and data cards based on our NROM technology at densities of 64, 128 and 256 megabytes. Infineon Technologies is marketing these devices in the form of a multimedia card, secure digital card, mini secure digital card, reduced size multimedia card and USB drive. We began deriving license revenues from Infineon Technologies in January 2004.
      Pursuant to our amended license agreement, we granted Infineon Technologies a worldwide, non-exclusive license to manufacture and sell data flash products in card, multichip or standalone formats, as well as code flash products, all of which incorporate our NROM technology. The license remains in existence until the expiration of the patents it covers, unless terminated earlier by Infineon Technologies upon 90 days’ notice. We are entitled to (a) a license fee consisting of quarterly cash payments payable over ten years from the date of the agreement, and (b) an additional license fee capped at a certain amount of the proceeds received by Infineon Technologies from the sale of 1,072,407 of our ordinary shares, payable over eight quarters commencing in the second quarter of 2005. In addition to a license fee, we are entitled to receive royalties based on Infineon Technologies’ net sales of products incorporating our NROM technology. Unless earlier terminated, this the amended license agreement will terminate when the last of the patents licensed to Infineon Technologies under the agreement expires. Infineon Technologies is entitled to terminate the amended license agreement or terminate the license for either code or data flash products upon 90 days’ prior notice; in the case of a partial termination, the license fees are subject to a percentage reduction and, under certain circumstances, a cap. In June 2005, Infineon Technologies exercised its right to terminate the license for code flash products. Infineon Technologies is also entitled to extend the license to include embedded products in consideration of payment of a one-time license fee. Infineon Technologies may require us to license our NROM technology to one additional third party (other than certain excluded third parties) with which it wishes to cooperate in respect of its activities with our NROM technology. Upon such request, we are required to negotiate a license on terms no less favorable to the license granted to Infineon Technologies. In this event, we would be required to reduce the fees collected from Infineon Technologies by an agreed portion of the amount actually received from that third party. If Infineon Technologies becomes a subsidiary of another one of our licensees that possesses a license of similar breadth to the license we granted to Infineon Technologies, then certain of the licenses granted to Infineon Technologies under this agreement terminate, license fees are capped and future royalty payments are limited. Nonetheless, to the extent we have entered into a license with a third party at Infineon Technologies’ request, that license agreement would survive termination of the license to Infineon Technologies.
      We have agreed to provide technical and development services to Infineon Technologies at its request based on agreed rates. We have agreed to assign a substantial portion of the engineering staff and managers performing these services on a full-time basis. The services include general design services, card integration development work, and, at the option of Infineon Technologies, development of a multi-level cell product.

Macronix International Co., Ltd.
      Macronix is the leading Taiwanese vendor of non-volatile memory semiconductor products. Macronix was founded in 1989, listed on the Taiwan Stock Exchange in 1995, and in 1996, was one of the first Taiwanese companies to be listed on The Nasdaq National Market. Since its inception, Macronix has focused on non-volatile memory semiconductor solutions. According to Gartner, Macronix is the global market leader in Mask ROM, with a 71.0% market share in 2004 and with Mask ROM sales of $251 million. According to Web-Feet Research, Macronix was ranked as the worlds 12th largest vendor of flash memory in 2005. Macronix operates manufacturing facilities in Taiwan and currently produces the majority of its semiconductors at process geometries ranging from 150 to 250 nanometers. In 2000, we granted Macronix a worldwide, non-exclusive license to manufacture non-volatile memory products incorporating our NROM technology, except for certain EEPROM applications. The license remains in existence until the expiration of the patents it covers, unless terminated earlier at will by Macronix. In 2002, Macronix commenced shipping code and embedded flash products incorporating our NROM technology marketed under its own Nbit trademark. Macronix recently announced three new code flash products based on our NROM technology, at densities of 32 megabits, 64 megabits and 128 megabits, and has announced its intention to introduce products up to 1 gigabit and beyond.
      We have jointly announced an extension of our license under which we will collaborate in the development of non-volatile memory devices based on our QUAD NROM technology, manufactured using 130 nanometer process geometries and we have provided engineering samples to Macronix of a product implementing four-bits-per-cell QUAD NROM technology.
      We are entitled to a license fee and royalties based on Macronix’s annual net sales of products incorporating our NROM technology. The license fees are payable in installments at the earlier of the completion of a technological milestone or a predetermined date. If we grant a license for similar products to another semiconductor manufacturer, we are required to offer those royalty rates to Macronix. In December 2005, we amended our license agreement with Macronix to reduce the amount of prepaid royalties that it may use each quarter to offset its ongoing royalty obligations to us. In addition, we have agreed with Macronix that we will be allowed to grant a license to manufacture products incorporating our NROM technology to only one other new licensee in Taiwan for code and data flash products, provided we pay Macronix a portion of the license fees that we receive from any such license. Our licensees are not precluded from having products manufactured in Taiwan at the facilities of another semiconductor manufacturer. Macronix may terminate the license agreement at any time, other than the manufacturing agreement, which may be terminated upon one year’s notice. In the event that we extend a license to another semiconductor manufacturer other than Tower Semiconductor that permits it to manufacture products incorporating our NROM technology for third parties, we are required to extend the same license to Macronix. To date, Macronix has paid us the majority of the license fee, which is payable in installments upon the achievement of the earlier of technological or time related milestones. The technological milestones were not met within the prescribed dates and we have therefore received payments based on the time-related milestones.

Matsushita Electric Industrial Co., Ltd.
      Matsushita is one of the world’s largest vendors of consumer electric and electronic products, with revenue of approximately $81.4 billion for the fiscal year ended March 31, 2005. Matsushita has a broad portfolio of products including communications and networking equipment, household appliances and consumer electronics sold under brand names such as Panasonic, Technics and JVC. Matsushita is also a supplier of electronic components and semiconductors. In 2005, the company ranked as the world’s 16th largest semiconductor vendor and, according to Gartner, had revenues of $3.9 billion from semiconductor sales.
      In 2003, we granted Matsushita a worldwide, non-exclusive license to manufacture and sell embedded products incorporating our NROM technology. In February 2006, we amended and restated our license agreement with Matsushita to permit it, in addition to its existing license, to manufacture and sell embedded products and certain system in package products (“SIPs”) in a single manufacturing technology process. To date, Matsushita has paid us a portion of a license fee, which is payable in installments on the earlier of the achievement of technological milestones or time-related milestones. Matsushita is required to pay royalties based on net sales of embedded products and SIPs incorporating our NROM technology. If we grant a license for embedded products and SIPs with more favorable royalty rates under substantially similar circumstances and terms, we are required to offer those royalty rates to Matsushita. Matsushita may terminate the agreement, which remains in existence until the expiration of the patents it covers unless terminated earlier by Matsushita if it terminates development of licensed products before February 2010 or at any time after February 2010. To date, revenues from Matsushita have not constituted a significant part of our total revenues.

Semiconductor Manufacturing International Corporation (SMIC)
      SMIC is one of the world’s leading semiconductor foundries, offering its customers integrated circuit manufacturing capabilities at 0.11 to 0.35 microns and finer line technologies. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin, China. According to Gartner, SMIC was ranked one of the three biggest pure-play foundries in the first half of 2005 with a 6.4% market share.
      In July 2005, we granted SMIC a worldwide, non-exclusive license to manufacture and sell data flash products incorporating our NROM technology. We also agreed to provide design, development and support services to SMIC in connection with these products. We are entitled to receive a license fee which is payable in installments on the earlier of the achievement of technological milestones or specified dates. The license remains in existence until the expiration of the patents it covers, unless terminated earlier by SMIC upon three months notice or, prior to June 30, 2006, on 30 days prior notice. In addition to a license fee, we are entitled to receive royalties based on SMIC’s net sales of products incorporating our NROM technology. In November 2005, we signed an addendum to the license agreement in which we agreed to license and provide certain card form factor intellectual property. Additionally, SMIC agreed to pay us a percentage of the profit calculated under the agreement and derived from the cards developed under the addendum.

Sony Corporation
      Sony Corporation is one of the world’s largest vendors of consumer electric and electronic products, with revenues of approximately $66.9 billion for the fiscal year ended March 31, 2005. Sony Corporation has a broad portfolio of products including consumer electronics, home entertainment hardware and software and image-based software. Sony Corporation is also a supplier of semiconductors and, in 2005, the company ranked as the world’s 15th largest semiconductor vendor and, according to Gartner, had revenues of $4.3 billion from semiconductor sales.

      In December 2004, we granted Sony Corporation a worldwide, non-exclusive license to manufacture and sell embedded flash memory products incorporating our NROM technology. We also agreed to provide design, development and support services to Sony Corporation in connection with these embedded flash memory products. We are entitled to receive service fees and license fees, a portion of which were paid on the signing of the agreement, and the remainder of which are payable in installments on the earlier of the achievement of technological milestones or time-related milestones. Sony Corporation is also required to pay royalties based on its quarterly net sales of embedded products incorporating our technology. Sony Corporation may terminate the license agreement after December 31, 2010.

Spansion LLC
      In 1993, Fujitsu Limited and Advanced Micro Devices commenced a joint working relationship for non-volatile memory semiconductors, which led to the creation of a joint venture, Spansion. Spansion is the 10th largest semiconductor vendor globally according to Gartner. Spansion is the largest vendor of code flash memory devices with revenues of $2.4 billion and a 24.3% market share in 2004 according to Web-Feet Research. The company is primarily focused on solutions for wireless and embedded flash memory solutions for automotive, networking and consumer electronics. In 2002, Spansion introduced its MirrorBit technology which incorporates our NROM technology and during 2002 it started shipping MirrorBit code flash memory devices. In addition, Spansion also sells code flash products based on floating-gate technology, but has stated that its MirrorBit sales, as a percentage of net sales, increased to 30% for the fourth quarter of 2005 (as compared to 24% for the third quarter of 2005) and also expects that its sales of MirrorBit-based products, as a percentage of total net sales, to increase in the first quarter of 2006. Initial MirrorBit devices were based on 220 nanometer process geometry. Spansion currently offers MirrorBit products based on 90 nanometer process geometry and has announced plans for products based on 65 nanometer process geometry. Current MirrorBit products based on our NROM technology that are commercially available range from 16 megabits to 512 megabits in density. In 2002, we granted Fujitsu Limited and Advanced Micro Devices, Inc. a worldwide, non-exclusive license to patents that are filed before July 2012 covering our NROM technology in their semiconductor products as part of a settlement in connection with an intellectual property action we had commenced against them. The license, which terminates in July 2012, includes implementations of our NROM technology in multi-level cell devices and also applies to Spansion as a jointly-owned subsidiary of Fujitsu and Advanced Micro Devices. As part of the license, Advanced Micro Devices and Fujitsu purchased an aggregate of 938,470 of our ordinary shares and paid fees in consideration for the license provided and for our activities to develop a multi-level-cell based on our NROM technology. The license contains a uniform royalty rate that is lower than the royalty rates in some of our other license agreements and stepped thresholds that limit the amount from which we can derive royalties to $1.2 billion of annual net sales of products by Spansion incorporating our NROM technology. The license lasts until the expiration of the last patent licensed under the agreement. We derived from Spansion license fees of $7.7 million in 2004 and $7.7 million in 2005. These license fees were paid in respect of activities we undertook for Spansion in connection with the development of multi-level cell technology.
      In 2003, we entered into a joint collaboration and distribution agreement with Spansion. Under the agreement, we share equally with Spansion the profit from sales of serial flash products based on our designs that Spansion manufactures for us, and Spansion shares with us equally the profit from sales of serial flash products based on our designs that either we manufacture at a third party foundry or that Spansion manufactures. Prior to discontinuing our product activity, we used to manufacture serial flash products at Macronix’s facilities that were subject to this arrangement. We have formed a joint collaboration team comprised of an equal number of members from each party to determine pricing guidelines and other matters related to the implementation of the agreement. Either party may deviate from the pricing guidelines set by the joint collaboration team based on reasonable and economic marketing conditions related to the sale of the products covered by the agreement. We have agreed to use our best efforts to redesign our existing products to meet the manufacturing requirements of Spansion, although the ultimate determination whether to manufacture a particular product at the facilities of Spansion or through a third party foundry is made by the joint collaboration team. We designed 4, 8 and 16 megabit serial flash products that Spansion commenced manufacturing at its facilities in 2005, 32 megabit and 64 megabit serial flash products that Spansion announced will be available in the second half of 2006 and recently started to design a 128 megabit serial flash product. The agreement is for an initial term of five years and can be terminated by either party upon six months’ notice, subject to a further two-year phase-out period.
      In July 2005, we entered into a license and development agreement with Spansion, pursuant to which we will design, develop and license to Spansion certain multi-bit per cell products. Under the agreement, we have agreed upon a statement of work for the design and development for Spansion of an initial product in consideration for the payment of quarterly fees during the development period. We and Spansion may agree upon amendments to the statement of work, as well as additional statements of work in the future. We have formed a committee with Spansion to oversee issues relating to the implementation of the agreement the design and development of products under the agreement. We are entitled to receive royalty payments based on net quarterly sales of multi-level-cell products incorporating our technology. We have agreed that a portion of these royalty payments may be offset against previously paid license fees. Royalties under this agreement are not subject to thresholds, as was the case with royalties derived under the license we granted in 2002. In addition, a lower royalty rate is applied in the event that Spansion designs and develops a multi-level cell product incorporating our technology itself because we declined to do so or because our proposal did not meet competitive specifications. The agreement terminates on December 31, 2010, and can be terminated by Spansion upon 90-days notice or by either party upon a change in control of the other party.

Tower Semiconductor Ltd.
      Tower Semiconductor is an independent Israeli wafer foundry. In 1997, we granted Tower Semiconductor a license to incorporate our NROM technology into its non-volatile memory products, other than EEPROM, data flash, multimedia cards and smart cards. See also “— Legal Proceedings.”
Design and Product Development Services
      In addition to initial support services to assist our licensees incorporate our NROM technology into their products, we provide certain of our licensees with design and product development services that we believe accelerate the adoption of our NROM technology in a broader range of our licensees’ products and aid in our understanding of their future requirements. Our design and product development services are focused on our licensees’ leading products with a view to increasing our future royalty stream. These services generally involve research and development, manufacturing process development, product design, and product testing. In 2005, we derived revenues of $12.8 million from the provision of such services, the majority of which was derived from Infineon Technologies in connection with its development of data flash devices. We expect that in the future, we will continue to provide design and product development services for Infineon Technologies. We currently also provide design and product development services to Spansion, Sony, SMIC and Macronix.
Technology

Floating Gate Devices
      Non-volatile memory devices have traditionally relied on floating gate technology. A floating gate device is an enhancement of standard metal oxide semiconductor, or MOS, transistor that has three main terminals: a source, a drain and a gate. In a MOS transistor, the gate potential directly controls the channel conductivity, affecting the flow of current between the source and drain terminals. The channel becomes significantly conductive as the gate potential exceeds a certain threshold referred to as the transistor’s threshold voltage.
Standard Metal-Oxide-Semiconductor Transistor

      A floating gate memory cell differs from a standard MOS transistor in that it has an additional electrically isolated gate, a floating gate, below the standard control gate and above the transistor channel. The floating gate is composed of a conducting material, typically a polysilicon layer. The floating gate memory device stores information by holding electrical charge within the floating gate. Adding or removing charge from the floating gate changes the threshold voltage of the cell, thereby defining whether the memory cell is in a “programmed” or “erased” state.
Floating Gate Memory Cell

NROM Devices
      Non-volatile memory devices based on our NROM technology contain a trapping nitride layer which stores the charge, instead of a floating gate suspended above the cell. The nitride layer is surrounded by two insulating silicon dioxide layers. A charge may be accumulated and confined at each end of the nitride layer, effectively storing two separate and independent charges. Each charge can be maintained in one of two states, either “programmed” or “erased,” represented by the presence or absence of a pocket of trapped electrons. This enables the storage of two bits of information without the complexities associated with multi-level-cell technology.
      The following is a diagram of a cell based on our NROM technology:
The NROM Cell
      Program and erase. Each storage area in an NROM cell can be programmed or erased independently of the other storage area. An NROM cell is programmed by applying a voltage that causes negatively charged electrons to be injected into the nitride layer near one end of the cell. Erasing is accomplished by applying to a cell voltages that cause positive charges, referred to as “holes” — the electrical opposite of electrons — to be injected into the nitride layer and cancel the effect of the electrons previously stored there during programming. As a consequence of using a localized charge trapped in the non-conducting nitride and reading the information in a direction opposite to the direction it was programmed, a smaller total charge may be used to represent a bit. Because a significantly smaller amount of trapped charges is needed to program a device, and due to the physical mechanisms used for program and erase, the device can be both programmed and erased faster than devices based on traditional floating gate technology.
      Because the stored charge is confined close to the ends of an NROM cell device, numerous program-erase cycles may be performed without significantly degrading the cell’s performance, and the single bit failures that are common to floating gate technology may be avoided even after 100,000 cycles. As a result, it is possible to achieve estimated data retention of at least 10 years and, unlike floating gate cells, NROM cells are not generally susceptible to oxide defects. In addition, the relatively thick oxide layers surrounding the trapping layer of the NROM cell prevent the trapped charge from leaking-out of the cell by a tunneling mechanism. This enhances the data retention ability of NROM cells when compared to floating gate devices.

      Array architecture and operation. Our proprietary technology addresses architectural aspects of the NROM array, such as segmentation of the array to handle disruption in its operation, and symmetric architecture and non-symmetric architecture for specific products, as well as the use of NROM array as a virtual ground array. We also hold patents directed to additional aspects at the architecture level, including the peripheral circuits that control the NROM array, for example, multiple select transistors per one bit line to improve the functionality and operation of the array. We have also developed methodologies directed to several key methods of operation of the NROM arrays, such as algorithms related to programming, erasing, and reading NROM arrays. Our proprietary processes include methods to control a programming level or to complete the programming of a cell at the lowest drain level that we believe are generic to the NROM technology. Further protection has been obtained for our method of erasing a memory cell by hitting it with an extra pulse.
      Process technology. Features of our NROM technology include less cumbersome manufacturing process technology that reduce costs and improve reliability, array architecture that may be used, for example, to increase density and shorten programming, and read times without sacrificing reliability. We have developed manufacturing processes, such as the process of forming a thin nitride layer that traps the hot electrons as they are injected into the nitride layer.
      Application-specific implementations of our technology. In addition to the above general methods of operation, we have developed algorithms and methods of operation for each segment or technological application, such as:

•	fast programming methodologies in all flash memory segments, with particular focus on the data flash segment;

•	smart programming algorithms in our QUAD NROM architecture, as well as in the code flash and EEPROM segments; and

•	a single device containing a combination of data flash, code flash and EEPROM.
      Multi-level cell. We believe that our NROM technology is currently the only solution to high density, four-bit-per-cell, products because floating gate cells would be required to maintain as many as 16 different levels per cell in order to emulate four bits. We also believe that due to the different characteristics, structure, and physical mechanisms, multi-level-cells based on our NROM technology can overcome many of the limitations of floating gate multi-level-cell devices.
Patents and Intellectual Property
      We have developed a significant amount of proprietary technology, including intellectual property relating to our NROM technology and related processes. We rely on a combination of patent, trade secret, copyright and trademark laws and restrictions on disclosure to protect our intellectual property rights. An important part of our technology development strategy is to seek protection for our proprietary technology by obtaining patents in the United States and elsewhere. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We have in the past and intend in the future to continue to prosecute and defend aggressively the rights in our intellectual property.
      In 1998, the first patent related to our NROM technology, naming Dr. Boaz Eitan as the inventor, was issued and was assigned to Saifun. As of December 31, 2005, we owned more than 65 issued U.S. patents, including 10 co-owned patents, none of which expire before 2016, and seven non-U.S. patents. As of December 31, 2005, we had more than 55 pending U.S. patent applications and more than 100 pending non-U.S. patent applications. These patents and patent applications are intended to protect a variety of key aspects of our NROM technology. Many of our patents protect subject matter used to practice our technology in any market segment, including code flash, data flash, embedded flash, or serial flash and EEPROM segments.
      We operate an internal program to identify patentable developments and to document other technological developments that may be subject to intellectual property protection, including trade secrets. Our policy is to require employees and consultants to execute confidentiality agreements when their relationship with us begins. We also seek these protective agreements from licensees.
      We have obtained U.S. trademark registration for “Saifun NROM”, a term that we use to identify our technology, and for the name “Saifun.”
Research and Development
      We conduct all of our research and development activities in-house and as of December 31, 2005, we had 206 employees engaged in research and development, including in connection with design and product development services provided to licensees, representing 87% of our total workforce. Approximately 11% of our research and development employees have advanced technical degrees and 7% have PhDs. We engage in substantial research and development activities that are focused principally on the following areas:

•	Improving the functionality and features of our NROM technology. We, together with our licensees, seek to develop innovative solutions based on our NROM technology to maintain our advantage. We are developing our QUAD NROM technology that enables storage of four bits per cell with a few of our licensees.

•	Services for licensees. We work closely with our licensees to assist them in incorporating our NROM technology into their products. We are currently working with licensees to develop advanced manufacturing technologies for products incorporating our NROM technology using smaller process geometries.
      Our research and development expenses were $7.4 million in 2005, $6.8 million in 2004, and $9.1 million in 2003. In addition, because our license agreements often call for us to provide design and product development services, a portion of our total research and development expenses have been allocated to cost of revenues for design and product development services, even though these services have direct applicability to our technology development as well. We view the total amounts we spend on research and development, together with our cost of service revenues, as providing a more complete picture of our overall research and development activities because our research and development activities directly benefit from the design and product development services that we provide to licensees. We expect that we will continue to invest substantial funds in research and development activities.
Competition
      The code and data flash memory markets are dominated by a small number of large semiconductor manufacturers. As a licensor of code and data flash memory technology, we compete primarily with the technologies developed by these companies, principally from their internal research and development departments. Many of these companies consider flash memory research and development to be one of their core competencies. To date, the technology with which we compete is traditional floating gate technology based on single-bit-per-cell or multi-level-cell devices.
      In the code flash memory market, the leading manufacturers are Spansion, Intel Corporation, STMicroelectronics and Sharp Electronics Corporation. In the data flash memory market, the leading manufacturers include Samsung Electronics Co. Ltd., Toshiba Corporation, Intel Corporation, Spansion and Hynix Semiconductor, which expect to collectively account for 76% of global flash revenues in 2005, according to Web-Feet Research. Intel, Samsung, Toshiba, STMicroelectronics and SanDisk (through its joint venture with Toshiba) market floating gate devices incorporating multi-level-cell technology. Spansion is currently a licensee of our NROM technology and we believe that other companies are potential licensees of our NROM technology.
      In the serial flash memory market, our technology competes principally with technology developed by STMicroelectronics and Silicon Storage Technologies, Inc. In the embedded flash memory market, we compete directly with the technology of applications companies that manufacture embedded products, as well as with a number of other companies that license their intellectual property, principally Silicon Storage Technologies, Inc.

Sales and Marketing
      Our sales and marketing activities in connection with our licensing agreements focus primarily on developing strong, direct relationships at the technical, marketing and executive management levels with existing licensees and other leading companies in the non-volatile memory market, who may license our technology.
Employees
      As of December 31, 2005, we had 236 employees of whom 233 were based in Israel and three in the United States. The breakdown of our employees by department is as follows:

	December 31,	December 28,	December 26,	December 31,
Department	2002	2003	2004	2005

Research and development(1)(2)	94	121	165	206
Sales and marketing	4	9	9	12
Management and administration	5	7	11	18

Total	103	137	185	236

(1)	Research and development personnel are engaged in internal research and development efforts and in providing design and product development services to our licensees.

(2)	Includes employees temporarily loaned to our former joint venture, Infineon Technologies Flash in 2003 and 2004.
      Under applicable Israeli law, we and our employees are subject to protective labor provisions. For more information, see “Management — Directors and Executive Officers.”
Legal Proceedings
      In October 2002, the former Chief Executive Officer of Ingentix Ltd., the predecessor of Infineon Technologies Flash Israel, filed a claim against us and Ingentix in the Tel Aviv Labor Court seeking an order requiring us to reinstate options to purchase 420,000 of our ordinary shares at an exercise price of $1.69 per share. In addition, the plaintiff is seeking from Infineon Technologies Flash Israel cash damages of approximately $299,000 and reinstatement of stock appreciation rights granted by Ingentix. In January 2004, we submitted our response to the plaintiff’s claim. Subsequently, we agreed to commence mediation in August 2004 at the suggestion of the court in an effort to resolve without further court proceedings. The mediation ended with no resolution to the proceedings. We believe that we have meritorious defenses to the claims alleged by the plaintiff and intend to defend this suit vigorously in the event court proceedings resume. We have also submitted in the Tel Aviv District court a counter claim against the plaintiff for breach of contract and fiduciary duty seeking cash damages of approximately $2.4 million, which we intend to pursue vigorously. We have recorded a provision with respect to this claim, based on an estimate of our management and based on the opinion of our legal counsel.
      In May 2002, Tower Semiconductors agreed to pay us up to $2.5 million in exchange for certain concessions we agreed to make to one of our licensees with whom Tower was negotiating a separate agreement at such time. In early June 2005, Tower informed us that it believes it was no longer required to make such payments. We believe that Tower must continue making these payments to us and, accordingly, in the third and fourth quarters of 2005, after Tower did not make any such payments, we offset an aggregate of $100,000 from payments we made to Tower under our license agreement with it. Subsequently, in December 2005, as a result of further discussions with Tower, we agreed not to unilaterally take any further offsets until the third quarter of 2006, so that we and Tower could try to resolve the disagreement amicably.
      On March 14, 2006, shortly after the initial filing of the registration statement in connection with this offering, Tower forwarded to us a letter from Tower’s counsel, which alleged that we had breached various provisions of our license agreement with Tower. Among other allegations, the letter alleges that we failed to make certain payments to Tower, failed to include in certain license agreements provisions regarding the licensees’ possible manufacture of their licensed products at Tower, failed to manufacture certain of our own products at Tower, and that we were not entitled to take the offsets described above. We believe that we have meritorious defenses to the allegations contained in the letter or any damages Tower may claim it has suffered. Further, while we cannot quantify the amount of damages that Tower could claim from us in a formal legal proceeding, based on our understanding of the breaches alleged by Tower to date, and without accounting for the defenses and counterclaims that we believe we have, we do not believe any formal legal proceeding related to these allegations would have a material effect on our business, financial condition or results of operations if such proceedings were determined adversely to us.
      Although no assurance can be provided that we will prevail, in the event that Tower commences any formal legal proceeding against us based upon the allegations in the letter, we intend to contest Tower’s claims vigorously and to seek to recover amounts due to us from Tower, as well as damages for any harm caused to us.
      We are not currently a party to any other disputes or legal proceedings other than those described above.

MANAGEMENT
Directors and Executive Officers
      Our executive officers and directors and their ages and positions as of the date of this prospectus are as follows:

Name	Age	Position

Executive Officers
Dr. Boaz Eitan	57	Chief Executive Officer, Chairman and Director
Kobi Rozengarten	49	President and Director
Igal Shany	34	Chief Financial Officer
Ramy Langer	52	Vice President — Business Development
Eduardo Maayan	45	Vice President — Product Development
Dr. Meir Janai	58	Vice President — Quality and Reliability
Dr. Guy Cohen	44	Vice President — Technology Development and Productization

Directors
Kenneth Levy(1)(3)	62	Director
Matty Karp(1)(2)	55	Director
Dr. Shlomo Kalish(1)(4)	53	Director
Yossi Sela(1)(3)	53	Director
George Hervey(1)(2)(5)	59	Director
Ida Keidar-Malits(1)(2)(3)(5)	58	Director

(1)	Independent director under The Nasdaq National Market rules

(2)	Member of our audit committee

(3)	Member of our compensation, nominating and governance committee

(4)	Mr. Kalish will cease to be a director following the 2006 annual general meeting of shareholders at which time his term as a director will expire

(5)	Outside director under the Israeli Companies Law
      Dr. Boaz Eitan founded Saifun in 1996 and since that time has served as our Chief Executive Officer and Chairman of our board of directors. He is the inventor of our NROM technology. From 1992 to 1997, Dr. Eitan managed the Israeli design center of WaferScale Integration Inc., a design center he established in 1992. From 1983 to 1992, Dr. Eitan held various positions at WaferScale Integration Inc., including manager of the Device Physics group, director of memory products and Vice President of Product and Technology Development. From 1981 to 1983, Dr. Eitan served as a physicist at Intel’s research and development center in Santa Clara, California. Dr. Eitan holds a Ph.D. and an M.Sc. in Applied Physics from the Hebrew University, Jerusalem and a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem. Dr. Boaz Eitan is named as the inventor on over 75 issued U.S. patents, over 40 pending U.S. patent applications and a number of issued non-U.S. patents and pending non-U.S. patent applications.
      Kobi Rozengarten has served as our President since 2004 and was appointed to our board of directors on March 7, 2006. Previously, Mr. Rozengarten was Executive Vice President — Business and Chief Executive Officer of Saifun Semiconductors, Inc. since 1997. Prior to that, from 1994 to 1997, he served as Managing Director of Micro-Swiss Ltd., a subsidiary of Kulicke and Soffa Industries, Inc., a leading supplier of equipment for the semiconductor industry. From 1987 to 1994, Mr. Rozengarten held several senior management positions at Kulicke and Soffa Industries, including Director of Operations and Vice President of Business Development. From 1983 to 1987, Mr. Rozengarten worked at Elbit Computer Ltd., an Israeli defense electronics supplier, as Manager of Finance Planning and Control. Mr. Rozengarten holds an M.Sc. in

Industrial Management and a B.Sc. in Industrial Engineering from the Technion — The Israel Institute of Technology.
      Igal Shany joined our company in December 2000 and has served as our Chief Financial Officer since July 2002. Prior to joining us, from 1998 to 2000 he was the Director of Finance at Agentics Ltd., an Israeli company specializing in web-based content management. From 1995 to 1998, Mr. Shany was a manager at Deloitte Touche Tohmatsu in Tel Aviv, Israel, where he was responsible for clients from the high-tech, communications and services industries. Mr. Shany is qualified as a CPA and holds a B.A. in economics and accounting from the Tel Aviv University and an MBA from the Recanaty School of Business Administration at the Tel Aviv University.
      Ramy Langer became General Manager and began serving as our Vice President — Business Development in January 2005. Prior to joining us, Mr. Langer was Vice President — Marketing and Sales at Tower Semiconductors for three years and then served as the Managing Director of Infineon Technologies Flash Israel for two years. Before that, Mr. Langer held senior technical and business positions at Kulicke and Soffa Industries Inc., a supplier of equipment for the semiconductor industry. Mr. Langer holds a B.Sc. in Electrical Engineering from Technion — The Israel Institute of Technology and a M.Sc. in Electrical Engineering from Drexel University, Philadelphia.
      Eduardo Maayan has served as our Vice President — Product Development since July 2002. From 1998 to 2002, he held the position of circuit design manager. Prior to joining us, from 1994 to 1998, Mr. Maayan worked at Intel’s design center in Haifa, where he lead the Global Circuit team in the microprocessor department and was involved in the design of digital and analog integrated circuits, the definition of design methodologies, and the development of CAD tools. From 1990 to 1994, Mr. Maayan carried out research on “Selective Epitaxial MOCVD Growth for Optoelectronic Integrated Devices” at the Microelectronics Center of the Technion — Israel Institute of Technology. Mr. Maayan also serves as a lecturer at the Technion’s Electrical Engineering faculty. Mr. Maayan holds a B.Sc. and M.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology. Mr. Maayan is named as the inventor on over 20 issued U.S. patents and over 30 pending U.S. patent applications.
      Dr. Meir Janai has served as our Vice President — Quality and Reliability since January 2006 and, prior to that, from July 2005 to January 2006, served as our Vice President — Productization, Quality and Reliability. From 2002 to July 2005, Mr. Janai serviced as our Vice President of Operations and, from 2001 to 2002, as our Vice President of Quality and Reliability. Prior to joining us, Dr. Janai served as Director of Business Development and Vice President of Corporate Quality at Chip Express Corporation. From 1985 to 1997, Dr. Janai served as Chief Scientist at Chip Express’s research and development center in Haifa, Israel. From 1978 to 1985, Dr. Janai worked for Kulicke and Soffa Industries, Inc. as Director of Quality and as a consultant. From 1977 to 1984, he was a senior research associate at the Department of Physics at the Technion, Israel Institute of Technology, and a visiting professor at the Optical Science Center at the University of Arizona. Dr. Janai served as a member of the Israeli National Committee for Microelectronics Foundations and he has been a member of numerous other scientific and governmental review boards both in Israel and the United States. Dr. Janai holds M.Sc. and D.Sc. degrees in Physics from the Technion — Israel Institute of Technology and a B.Sc. in Physics and Mathematics from the Hebrew University in Jerusalem.
      Dr. Guy Cohen was appointed as our Vice President — Technology Development and Productization in January 2006. During the three years prior to his appointment, Dr. Cohen served as our Director of Technology Development. From 2001 to 2003, Dr. Cohen served as our Device Physicist and Program Manager where he engaged in the development of the QUAD NROM concept and product. From 1995 to 2001, he served as Manager of Laser Business at Semi-Conductor Devices. Dr. Cohen holds a Ph.D. and an M.Sc. in Physics from the Weizmann Institute of Science, Rehovot, and a B.Sc. in Physics and Mathematics from the Hebrew University, Jerusalem.
      Kenneth Levy has served as a director since November 2000. Mr. Levy is a founder of KLA Instruments Corporation and since July 1999 has served as Chairman of the Board and director of KLA-Tencor Corporation. From July 1998 to June 1999, he served as the Chief Executive Officer and a director of KLA-Tencor. From April 1997 to June 1998, Mr. Levy was Chairman of the Board of Directors of

KLA-Tencor. From 1975 to 1997, he served as Chairman of the Board of Directors and Chief Executive Officer of KLA Instruments Corporation. Mr. Levy also serves on the boards of directors of Extreme Networks, Inc. a provider of network infrastructure solutions, since 2001, Juniper Networks, Inc., a provider of internet infrastructure solutions, and since 2003, PowerDsine, Inc., a provider of internet infrastructure subsystems. In addition, Mr. Levy serves as a director emeritus on the board of Semiconductor Equipment and Materials Institute (SEMI), an industry trade association and is an elected member of the National Academy of Engineering. Mr. Levy holds as M.Sc. in Electrical Engineering from Syracuse University and a B.Sc. in Electrical Engineering from City College of New York.
      Matty Karp has served as a director since March 2001. Mr. Karp was appointed by the holders of a majority of the Class A preferred shares. In 1997, Mr. Karp co-founded Concord Ventures, a leading Israeli capital venture fund. From 1994 to 1997, Mr. Karp served as the President of Nitzanim Venture Fund. From 1987 to 1994, Mr. Karp served as Chief Executive Officer of Kardan Technologies. Prior to that, Mr. Karp served as Corporate Vice President for Business Development, Marketing, and Sales and Head of the Systems and Products Group at Elbit Computers Ltd., a leading Israeli high-tech company with worldwide activities in the defense and healthcare sectors. Mr. Karp has served on the Board of Directors of Galileo Technology, Accord Networks and Wintegra. Mr. Karp holds a B.Sc. cum laude in Electrical Engineering from the Technion — Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.
      Dr. Shlomo Kalish has served as a director since 1998 representing Concord (K.T.) Ventures Inc., an Israeli venture capital fund, and in 2001 was re-appointed by our shareholder, Dr. Boaz Eitan. Dr. Kalish serves as the Chairman and Chief Executive Officer of Jerusalem Global Ventures Ltd., an Israeli venture capital fund, which he founded in 2000. From 1994 to 1997, he served as the Chairman of Jerusalem Global Group which he founded. From 1997 to 1999, Dr. Kalish also served as a general partner of Concord (K.T.) Ventures. From 1985 to 1994, Dr. Kalish was a member of the faculty at Tel Aviv University School of Management. Dr. Kalish is a member of the boards of several non-profit organizations and academic institutions, including the Board of Trustees of Bar Ilan University; the Board of Governors of the Technion — Israel Institute of Technology; the Jerusalem College of Technology; and High-Tech Management School, a joint venture between Northwestern University and Tel Aviv University. In addition, Dr. Kalish also serves as a director on the boards of several other public and private technology companies. Dr. Kalish holds a Ph.D. in Operations Research from the Massachusetts Institute of Technology (MIT), an M.Sc. in Management from Sloan School of Management at MIT and a B.Sc. in Mathematics from Tel Aviv University.
      Yossi Sela has served as a director since 1998. Mr. Sela was appointed by the holders of a majority of the Class B preferred shares. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology. In this capacity, Mr. Sela sits on the board of a number of Gemini portfolio companies, including Adimos Inc., Allot Communications, Ltd., and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as VP Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology and an MBA from Tel Aviv University.
      George Hervey has served as a director since August 2004 and his service as an outside director under the Israeli Companies Law was ratified by our shareholders on March 22, 2006. Since 2000, Mr. Hervey has served as the Vice President of Finance and Chief Financial Officer of the Marvell Technology Group Ltd., and serves in a similar capacity for Marvell Semiconductor, Inc. From March 1997 to April 2000,

Mr. Hervey served as Senior Vice President, Chief Financial Officer and Secretary for Galileo Technology Ltd., which Marvell acquired in January 2001. From June 1992 to February 1997, Mr. Hervey was Senior Vice President and Chief Financial Officer of S3 Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and related peripheral products. Mr. Hervey holds a B.Sc. in Business Administration from the University of Rhode Island.
      Ms. Ida Keidar-Malits was appointed as an outside director on March 22, 2006. Ms. Keidar-Malits is a 50% owner of Adres Ltd., an Israeli private company engaged in import, stockholding, processing and distribution of steel as well as in real estate, and since 1998 has been a director of this company. From 1998 until July 2003, Ms. Keidar-Malits served as a director of Packer Steels & Metals Ltd., a leading Israeli steel and metal service company. From 1998 until July 2002, she served as a director of Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), as well as the Chairman of the Audit Committee and a member of its Remuneration Committee. Elbit Vision Systems is an Israeli provider of computerized vision systems for industrial automatic quality inspection processes. Ms. Keidar-Malits also acts as a business consultant and mediator. From 1991 until 1997, Ms. Keidar-Malits served as Vice President of Finance and Chief Financial Officer of Elbit Ltd. (NASDAQ: ELBTF) until completion of its November 1996 restructuring into three companies: Elbit Systems Ltd. (NASDAQ: ESLT), Elbit Medical Imaging Ltd. (NASDAQ: EMITF) and Elbit Ltd. Prior to the restructuring, Elbit was engaged in worldwide operations in three non-related business areas: defense electronics, medical imaging and communications. From 1986 until 1991, Ms. Keidar-Malits served as Corporate Secretary of Elbit and from 1984 until 1996, she served as Head of the Economics Department of Elbit. Ms. Keidar-Malits holds an M.Sc. in industrial management from the Technion, Israel Institute of Technology in Haifa and a B.Sc. in Chemistry & Biochemistry from the Hebrew University in Jerusalem.
Corporate Governance Practices
      As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of The Nasdaq National Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We do not intend to rely on this “foreign private issuer exemption” and intend to comply with the rules generally requiring that companies listed on The Nasdaq National Market have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. In addition, we intend to comply with Israeli corporate governance requirements applicable to Israeli public companies whose shares are listed for trading on a stock exchange outside of Israel.
Board of Directors and Officers
      Our current board of directors consists of eight directors, certain of whom were appointed by the shareholder or group of shareholders named in the director’s biography pursuant to rights of appointment granted to such shareholder in connection with its purchase of our shares. Our Articles of Association provide that we may have up to nine directors.
      Under our Articles of Association, our directors (other than the outside directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2006 and after, each year the term of office of only one class of directors will expire. Class I directors, consisting of Dr. Boaz Eitan, Dr. Shlomo Kalish and Kobi Rozengarten, will hold office until our annual meeting of shareholders to be held in 2006. Class II directors, consisting of Yossi Sela and Matty Karp, will hold office until our annual meeting of shareholders to be held in 2007. Class III directors, consisting of Kenneth Levy, will hold office until our annual meeting of shareholders to be held in 2008. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor shall be elected and qualified.

      The approval of a special majority of the holders of at least 75.0% of the voting rights represented at a general meeting is generally required to remove any of our directors from office, other than the outside directors. A simple majority of our shareholders at a general meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on the board of directors, other than vacancies created by an outside director, may be filled by a vote of a majority of the directors then in office. Our board of directors may also appoint additional directors up to the maximum number permitted under our Articles of Association. A director so chosen or appointed will hold office until the next general meeting of our shareholders.
      Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
      The Companies Law was recently amended to require that, in addition to having one outside director with financial and accounting expertise, a public company must have such number of directors with financial and accounting expertise as determined by the board of directors. This amendment became effective on January 20, 2006.
Outside Directors

Qualifications of Outside Directors
      Under Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange, including The Nasdaq National Market, are required to appoint at least two outside directors. Mr. George Hervey and Ms. Keidar-Malits serve as our outside directors and their terms expire in 2009.
      The Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or any entity under the person’s control has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.
      The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the public offering.
      The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.
      No person can serve as an outside director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.
      A recent amendment to the Companies Law requires that at least one of the appointed outside directors have financial and accounting expertise and that the other outside director meet certain professional qualifications. The regulations implementing the amendment define a director with financial and accounting expertise as a director whose education, professional experience and skills enable him to understand, on a high level, matters relating to business, accounting, internal auditing and financial statements, and who as a result is able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. The regulations define a director who meets certain professional qualifications as a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds an academic degree in any other field or has completed higher education in the primary field of business of the company or in an area which is relevant to the office of an outside director, (iii) the director has at least five (5) years of experience serving in one or more of the following capacities: (a) in a senior management position of a corporation with a substantial scope of business, (b) in a senior position in the primary field of business of the company or (c) in a senior position of public administration. Based on information provided by Mr. George Hervey and Ms. Ida Keidar-Malits, our board of directors has resolved that each such individual possesses the requisite financial and accounting expertise as required under the Companies Law and the regulations promulgated thereunder.
      Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors
      Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director; or

•	the total number of shares held by non-controlling shareholders and voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.
      The initial term of an outside director is three years and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new outside director.
      Each committee of a company’s board of directors is required to include at least one outside director and the audit committee is required to include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director. The regulations provide three alternatives for cash compensation to outside directors: (1) a fixed amount determined by the regulations, (2) an amount within a range contained in the regulations, or (3) an amount proportional to the amount paid to the other directors of the company provided that such proportional amount (A) may not be lower than the compensation granted to all other directors of the company who are not controlling shareholders of the company or employees or service providers of the company or its affiliates and (B) does not exceed the average compensation granted to all such directors. A company may also issue shares or options to an outside director in an average amount which (A) may not be lower than the amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates; and (B) may not exceed the average amount granted to all such directors. Compensation determined in any manner (other than cash compensation at the fixed amount determined by the regulations) requires the approval of a company’s shareholders. All outside directors must receive identical compensation.

Nasdaq Requirements
      Under the rules of The Nasdaq National Market, a majority of directors must meet the definition of independence contained in the rules. Our board of directors has determined that all of our directors, other than our Chief Executive Officer and Chairman, Dr. Boaz Eitan, and our President, Kobi Rozengarten, meet the majority independence standards contained in the rules of The Nasdaq National Market. We do not believe that any of these directors have a relationship that would preclude a finding of independence under these rules and, in reaching their determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.
Audit Committee

Companies Law Requirements
      Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

•	chairman of the board of directors;

•	general manager;

•	chief executive officer;

•	controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

Nasdaq Requirements
      Under The Nasdaq National Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by The Nasdaq National Market.

Approval of Transactions with Office Holders and Controlling Shareholders
      The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder includes a shareholder that holds 50.0% or more of the voting rights in a public company; if the company has no shareholder that owns more than 50.0% of its voting rights, then the term also includes any shareholder that holds 25.0% or more of the voting rights of the company. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the company has two outside directors, both of whom are serving as members of the audit committee and at least one of whom was present at the meeting at which the approval was granted.

Audit Committee Role
      Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq National Market rules which include:

•	retaining and terminating the company’s independent accountants, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent accountants; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

      Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company in consultation with the internal auditor and the company’s independent accountants and suggest an appropriate course of action. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent public accountant, and is not obligated to conduct any independent investigation or verification.
      Our audit committee consists of our directors, George Hervey (Chairperson), Matty Karp and Ida Keidar-Malits. The financial expert on the audit committee pursuant to the definition of the Securities and Exchange Commission is George Hervey.
Compensation, Nominating and Governance Committee
      We comply with the rules of The Nasdaq National Market with respect to the establishment and composition of a compensation committee and a nominating committee. This committee will also oversee matters related to our corporate governance practices. Our compensation, nominating and governance committee consists of our directors, Ken Levy (Chairperson), Yossi Sela and Ida Keidar-Malits. Our board of directors has adopted a compensation, nominating and governance committee charter setting forth the responsibilities of the committee consistent with The Nasdaq National Market rules which include:

•	determining the compensation of our Chief Executive Officer and other executive officers;

•	granting options to our employees and the employees of our subsidiaries;

•	recommending candidates for nomination as members of our board of directors; and

•	developing and recommending to the board corporate governance guidelines and a code of business ethics and conduct in accordance with applicable laws.
Internal Auditor
      Under the Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Companies Law as a 5.0% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. In December 2005, our board of directors appointed the firm of Chaikan-Cohen as our internal auditor.
Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders
      The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.
      The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder
      The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company, and in any event not later than the first meeting of the board of directors at which such transaction is considered. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5.0% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.
      Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.
      Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under certain circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, may generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, it also requires approval of the shareholders of the company.
      Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and an undertaking to indemnify or insure an office holder who is not a director requires both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval.

Disclosure of Personal Interests of a Controlling Shareholder
      Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shares owned by shareholders who have no personal interest in the transaction and are voted, in person, by proxy or by written ballot, at the meeting must be voted in favor of approving the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction may not represent more than 1.0% of the voting rights in the company.
      Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the Articles of Association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	approval of related party transactions that require shareholder approval.
      In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, and there is no binding case law that addresses this subject directly.
Exculpation, Insurance and Indemnification of Directors and Officers
      Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our Articles of Association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.
      An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our Articles of Association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

      An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.
      An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.
      Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.
      Our Articles of Association allow us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.
      We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on the company’s activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.
Compensation of Office Holders and Directors
      The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including stock-based compensation, for 2005 was $2.9 million. This amount includes approximately $1.3 million of stock-based compensation, but does not include business travel, relocation, professional and business association due and expenses reimbursed to officer holders, and other benefits commonly reimbursed or paid by companies in Israel. As compensation for service on our board of directors, we will grant (1) an initial annual grant of options to purchase 30,000 ordinary shares (which will vest annually in three equal parts over a three-year period) upon each non-employee director’s appointment or election to the board, (2) options to purchase 45,000 ordinary shares for a board member who is the Chairman of our Audit Committee or (3) options to purchase 35,000 ordinary shares for a board member who is also Chairman of our Compensation, Nominating and Governance Committee, and (4) subsequent grants of options to purchase 3,750 of our ordinary shares granted each quarter to each of our non-employee directors which options are fully vested and exercisable upon the date of grant. None of our directors has to date received any cash compensation for his or her services as a director other than reimbursement of expenses. We also pay an annual cash retainer and per meeting cash fee to each of our directors.

Employment Agreements
      We have entered into employment agreements with each of our officers. All of these agreements contain industry-standard provisions regarding non-competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.
      Our employment agreement with Dr. Boaz Eitan, our Chairman and Chief Executive Officer, effective as of July 1, 2004, shall continue unless terminated by either Dr. Eitan or the Company upon one year notice. We shall have the right not to take advantage of the notice period (in full or in part) and may terminate the employment of Dr. Eitan at any time during the notice period, provided that we shall pay Dr. Eitan consideration, payments and social benefits for the remainder of the notice period. We may also terminate the agreement immediately for cause.
Share Option Plans
      We have adopted three share option/incentive plans and, as of February 28, 2006, we had 5,684,390 ordinary shares reserved for issuance under these plans of which options to purchase 4,609,441 ordinary shares at a weighted average exercise price of $11.73 per share are outstanding. This amount includes 728,125 ordinary shares (including 409,702 ordinary shares to be sold in this offering pursuant to the exercise of options by certain selling shareholders) that we have issued and that are unpaid and are held in trust by the trust company of our Israeli counsel, Eitan, Mehulal, Pappo, Kugler, Advocates — Patent Attorneys, for delivery to the Company’s employee option plan trustee upon exercise of options outstanding under our share option plans. As of the date of this prospectus, 1,830,970 options were vested and exercisable. In addition, we have 30,800 options outstanding, which were not granted under our stock option plan, all of which are vested and exercisable.

2003 Share Option Plan
      Our 2003 share option plan provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. The 2003 share option plan also permits the issuance of restricted shares under terms and conditions to be further determined by our board of directors.
      As of February 28, 2006, there were 1,074,949 ordinary shares available for issuance under the plan, and options to purchase 3,169,032 ordinary shares have been granted (not including exchanged options from the 1997 and 2001 plans) and 1,344,358 were vested and exercisable. The number of shares available for issuance under the plan is automatically increased on the first trading day in January of each calendar year during the term of the 2003 share option plan beginning with calendar year 2005 by the lowest of (1) 1,333,333 ordinary shares, subject to adjustments as provided in the plan, (2) a number equal to 4% of our outstanding ordinary shares on December 31 in the previous calendar year, and (3) an amount determined by our board of directors. Any unvested or other option that terminate without exercise revert to the plan and become available for future issuance.
      The plan is administered by our compensation, nominating and governance committee which makes recommendations to our board of directors regarding grantees of options and the terms of the grant, including, exercise prices, method of payment, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan. Options granted under the plan to eligible employees and office holders who are Israeli residents may be granted under Section 102(b)(2) of the Israeli Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, must be allocated or issued to a trustee and be held in trust for the lesser of (a) 30 months, or (b) two years following the end of the tax year in which the options are granted, provided that options granted after January 1, 2006 are only subject to being held in trust for two years. Under Section 102, (1) any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares and (2) gains are subject to capital gains tax of 25.0%. We will not be entitled to a tax deduction with respect of the issuance or exercise of options.

      Options granted under the plan to U.S. residents may qualify as incentive stock options within the meaning of Section 422 of the Code. The exercise price for incentive stock options must not be less than the fair market value on the date the option is granted, or 110.0% of the fair market value if the optionholder holds more than 10.0% of our share capital.
      Options granted under our share option plans generally vest over five years such that 40.0% vest after two years and an additional 20.0% each year thereafter. Typically, options granted upon promotion of employees vest over five years such that 20.0% vest each year. In addition, we have granted options under our stock option plans that vest at the end of five years. Generally, any option not exercised within 10 years from the grant date expires unless extended by the board of directors. If we terminate an employee for cause, all of the employee’s vested and unvested options expire at the time of delivery of the notice of discharge, unless determined otherwise by the committee. Upon termination of employment for any other reason, an employee may exercise his or her vested options within three months of the date of termination, unless prescribed otherwise by the committee. Upon termination of employment due to death or disability, an employee may exercise his or her vested options within a period of between six and twelve months from the date of death or disability, depending on the terms of the employee’s option agreement. Upon termination, any option not exercised within the aforesaid periods or unvested options return to the plan for re-issuance.
      In the event of a merger, consolidation, reorganization or similar transaction in which our ordinary shares are exchanged for shares of another corporation, each optionholder will be entitled to purchase the number of shares of the other corporation as it would have received if he or she had exercised its option immediately prior to such transaction. In the event of a change of control, or merger, consolidation, reorganization or similar transaction resulting in the acquisition of at least 50.0% of our voting power, or the sale of all or substantially all of our assets, each optionholder is required to participate in the transaction and sell or exchange their shares received pursuant to the exercise of an option.

2001 Share Option Plan
      Our 2001 share option plan provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries. As of February 28, 2006, we have granted options to purchase 665,789 shares under our 2001 share option plan of which 615,789 were exchanged to the 2003 share option plan subsequent to the Israeli tax reform in 2003 and 42,000 are vested and exercisable.
      Generally, options granted under the plan to eligible employees who are Israeli residents have been granted under Section 102 of the Israeli Income Tax Ordinance (as was then in effect), pursuant to which the options or the ordinary shares issued upon their exercise and/or other shares received subsequently following any realization of rights, including without limitation bonus shares must be allocated or issued to a trustee and held in trust for at least two years following the date of grant. Under Section 102 (then in effect) the employee will recognize capital gain on the earlier of: (i) transfer of the options or ordinary shares from the trustee to the employee; or (ii) upon the sale of ordinary shares issued upon exercise of options. Generally, under Section 102 (then in effect) when the employee is required to recognize income, gains are subject to tax according to the employee’s marginal tax rate. We will be entitled for a tax deduction with respect to such capital gain.
      If we terminate an employee for cause, all of the employee’s vested and unvested options expire at the time of delivery of the notice of discharge. Upon termination of employment for any other reason, an employee may exercise his or her vested options within three months of the date of termination. Upon termination of employment due to death or disability, an employee may exercise his or her vested options within six months after termination. The committee may prescribe post-termination exercise periods different from the above. Upon termination, any option not exercised within the aforesaid periods or unvested options return to the plan for re-issuance.
      In the event of a consolidation, reorganization or merger in which we are not the surviving entity, or the sale of all or substantially all of our assets or shares, the options will be assumed or substituted with the appropriate number of options to purchase shares of the other corporation with the same rights to be granted to our ordinary shareholders.

1997 Share Option Plan
      Our 1997 share option plan provides for the grant of options to our directors and employees. As of February 28, 2006, we have granted options to purchase 774,620 shares under our 1997 stock option plan of which 330,008 options were exchanged to the 2003 share option plan subsequent to the Israeli tax reform in 2003 and 444,612 are vested and exercisable under this plan.
      Generally, options granted under the plan to eligible employees who are Israeli residents have been granted under Section 102 of the Israeli Income Tax Ordinance (as was then in effect), pursuant to which the options or the ordinary shares issued upon their exercise and/or other shares received subsequently following any realization of rights, including without limitation bonus shares must be allocated or issued to a trustee and held in trust for at least two years following the date of grant. Under Section 102 (then in effect) the employee will recognize capital gain on the earlier of: (i) transfer of the options or ordinary shares from the trustee to the employee; or (ii) upon the sale of ordinary shares issued upon exercise of options. Generally, under Section 102 (then in effect) when the employee is required to recognize income, gains are subject to tax according to the employee’s marginal tax rate. We will be entitled for a tax deduction with respect to such capital gain.
      If we terminate an employee for cause, all of the employee’s vested and unvested options expire at the time of delivery the notice of discharge. Upon termination of employment for any other reason, all of an employee’s unvested options, other than options that may be exercised within a certain period of time after cessation of employment, expire. All vested options and options that may be exercised within a certain period of time after cessation of employment and which are not exercised within the prescribed period terminate upon the expiration of such period. Upon termination of employment due to retirement, disability or death, an employee will, subject to the approval of the share option committee, continue to enjoy rights under the plan on such terms as the committee may determine.
      In the event of a merger, consolidation, recapitalization or similar transaction in which our ordinary shares are exchanged for shares of another corporation, each optionholder will be entitled to purchase such number of shares of the other corporation as were exchangeable for the number of our ordinary shares which such optionholder would have been entitled to purchase except for such action.
Employee Stock Purchase Plan
      We have adopted an employee stock purchase plan, or ESPP, pursuant to which our employees and employees of our subsidiaries may elect to have payroll deductions (or, when not allowed under local laws or regulations, another form of payment) made on each pay day during the offering period in an amount not exceeding fifteen percent of the compensation which the employees receives on each pay day during the offering period.
      On the first day of each offering period, each participating employee will be granted an option to purchase on the exercise date of such offering period up to a number of the company’s ordinary shares determined by dividing (1) the employee’s payroll deductions accumulated prior to such exercise date and retained in the employee’s account as of the exercise date by (2) the applicable purchase price. The applicable purchase price may be adjusted by the board of directors and the board of directors is entitled to determine that the purchase price shall be the discount percentage equal to the lesser of (1) the fair market value of an ordinary share on the exercise date, or (2) the fair market value of an ordinary share on the offering date.
      To date, we have not granted employees the right to make purchases under the plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.
Sale of Shares to Argos Capital Appreciation Master Fund
      In February 2005, concurrently with the sale by Infineon Technologies of 1,072,407 of our ordinary shares, our Chief Executive Officer and Chairman, Boaz Eitan, and our President, Kobi Rozengarten, sold 265,000 and 132,530 shares, respectively, to Argos Capital Appreciation Master Fund L.P. at a price per share of $20.75.
      At the time of the sale, Argos Capital Appreciation Fund undertook to us not to offer, sell, contract to sell, pledge or otherwise dispose of the shares purchased from Infineon Technologies and Messrs. Eitan and Rozengarten without our prior written consent prior to February 25, 2007, other than in connection with an acquisition of our company.
Registration Rights

Demand registration rights
      At any time after nine months following the completion of our initial public offering, at the request of one or more of our former preferred shareholders that hold at least 33% of our then outstanding ordinary shares held by our former preferred shareholders, we must use our best efforts to register any or all of these shareholders’ ordinary shares as follows:

•	before we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the closing of our initial public offering, we are required to effect up to two such registrations, but only if the minimum aggregate offering price of the shares to be registered, net of underwriting discounts and commissions, exceeds $5.0 million; and

•	after we become eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect an unlimited number of registrations, but only (1) if the minimum aggregate offering price of the shares to be registered, net of underwriting discounts and commissions, exceeds $500,000, and (2) if we have not effected an offering pursuant to a demand registration or a “piggy back registration” within the preceding six-month period in which all requesting shareholders were able to sell the number of ordinary shares they requested to include.
      Upon receipt of a request, we must also give notice of the registration to our other former preferred shareholders and to our other shareholders who held ordinary shares issued prior to our initial public offering, including entities controlled by Dr. Boaz Eitan, our Chief Executive Officer and Chairman, and include in the registration any ordinary shares that they request to include.

Piggyback registration rights
      Following this offering, our former preferred shareholders and our other shareholders who held ordinary shares issued prior to our initial public offering, including entities controlled by Dr. Boaz Eitan, our Chief Executive Officer and Chairman, will also have the right to request that we include any of their ordinary shares not otherwise included in this offering in any registration statements filed by us in the future for the purposes of a public offering, subject to specified limitations.

Cutback
      In connection with the above demand registrations or piggyback registrations, the managing underwriters may limit the number of shares offered for marketing reasons. In such case, the managing underwriters must allocate 80.0% of the shares to be included to the shares requested to be registered by our former preferred shareholders and 20.0% to our other shareholders who held ordinary shares issued prior to our initial public offering.

Termination
      All registration rights terminate on the fifth anniversary of the closing of our initial public offering and, with respect to any individual shareholder, at such time as all registrable securities of such shareholder may be sold publicly without restriction pursuant to Rule 144(k) under the Securities Act.

Expenses
      We will pay all expenses incurred in carrying out the above registrations (excluding underwriters’ commissions and fees or any fees of others employed by selling shareholders), as well as the reasonable fees and expenses of one legal counsel for the selling shareholders in each registration. In connection with this offering, the underwriters have agreed to pay certain expenses incurred by us, including certain expenses of the selling shareholders. We have agreed to pay any expenses incurred by us in excess of this amount.
Agreements with Directors and Officers

Employment agreements
      We have entered into employment agreements with each of our officers. See “Management — Employment Agreements.”

Loan agreements
      We have entered into loan agreements with a number of our directors and executive officers. None of these agreements has been materially modified since we made them. Additionally, all loans made to directors and executive officers have been repaid except for the following:

				Principal
				and accrued
				interest as of
	Date of		Nature of	December 31,
Name	loan	Terms	transaction	2005	Repayment

Eduardo Maayan Vice President — Product Development	June 2001	Loan in the amount of $125,000 bearing interest which accrues annually at a rate of 4% plus applicable Israeli value added tax.		$154,842	Will be repaid following the completion of this offering.*

*	In addition, at our option, the loan is repayable prior to a merger or acquisition or sale of substantially all of our assets or any similar transactions.

Exculpation, indemnification and insurance
      Our Articles of Association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Directors and Officers.”
Legal Services
      One of the senior partners of our legal counsel in Israel, Eitan, Mehulal, Pappo, Kugler, Advocates — Patent Attorneys, is the wife of our Chief Executive Officer and Chairman, Dr. Boaz Eitan. Our expenses to Eitan, Mehulal, Pappo, Kugler, Advocates-Patent Attorneys or its predecessors for fees for legal services and disbursements totaled $599,000 in 2003, $695,000 in 2004 and $865,000 in 2005.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering:

•	each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares;

•	each selling shareholder in this offering;

•	each of our directors individually;

•	each of our executive officers individually; and

•	all of our directors and executive officers as a group.
      Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this offering. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 29,607,722 ordinary shares outstanding as of February 28, 2006 and 30,418,011 ordinary shares outstanding upon the completion of this offering.
      As of the date of this prospectus, we are aware of 18 U.S. persons that are holders of record of our ordinary shares holding an aggregate of 4,223,697 shares.
      Unless otherwise noted below, each shareholder’s address is c/o Saifun Semiconductors Ltd., ELROD Building, 45 Hamelacha Street, Sappir Industrial Park, Israel.

						Number of
						ordinary
						shares being	Percentage of
	Before offering			After offering		offered	shares owned
			Number of			pursuant to	assuming
	Number of	Percentage	ordinary	Number of	Percentage	an option	exercise of an
	shares	of shares	shares	shares	of shares	granted to	option granted
	beneficially	beneficially	being	beneficially	beneficially	the	to the
Name and address	owned	owned	offered	owned	owned	underwriters	underwriters

Principal and selling shareholders:
Dr. Boaz Eitan(l)	11,527,415	38.9%	425,000	11,102,415	36.5%	75,000	36.1%
IDB Holding Corporation Ltd(2)	2,833,859	9.6	125,000	2,708,859	8.9	—	8.9
Entities affiliated with Gemini Israel Funds(3)	2,027,957	6.8	811,183	1,216,774	4.0	—	4.0
Entities affiliated with Concord Ventures(4)	1,674,940	5.7	669,975	1,004,965	3.3	—	3.3
Argos Capital Appreciation Master Fund LP(5)	1,589,891	5.4	—	1,589,891	5.2	—	5.2
FMR Corp.	1,499,903	5.1	—	1,499,903	4.9	—	4.9
Spansion LLC	938,470	3.2	638,470	300,000	1.0	300,000	—
Morgan Stanley Dean Witter Equity Funding Inc.(6)	167,032	*	119,532	47,500	*	47,500	—
Other shareholders(17)	227,509	*	177,526	49,983	*	35,834	*
Employees, former employees and consultants	151,243	*	85,843	65,400	*	19,174	*

						Number of
						ordinary
						shares being	Percentage of
	Before offering			After offering		offered	shares owned
			Number of			pursuant to	assuming
	Number of	Percentage	ordinary	Number of	Percentage	an option	exercise of an
	shares	of shares	shares	shares	of shares	granted to	option granted
	beneficially	beneficially	being	beneficially	beneficially	the	to the
Name and address	owned	owned	offered	owned	owned	underwriters	underwriters

Directors and executive officers:
Dr. Boaz Eitan(l)	11,527,415	38.9%	425,000	11,102,415	36.5%	75,000	36.1%
Kobi Rozengarten(7)	550,610	1.9	122,613	427,997	1.4	27,387	1.3
Ramy Langer(8)	90,000	*	73,568	16,432	*	16,432	—
Igal Shany(9)	86,000	*	70,297	15,703	*	15,703	—
Eduarado Maayan(10)	147,000	*	120,161	26,839	*	26,839	—
Dr. Meir Janai(11)	84,000	*	22,888	61,112	*	5,112	*
Dr. Guy Cohen	22,400	*	13,733	8,667	*	3,067	*
Kenneth Levy(12)	101,333	*	—	101,333	*	—	*
Matty Karp(13)	1,703,273	5.8	669,975	1,033,298	3.4	—	3.4
Dr. Shlomo Kalish(14)	28,333	*	—	28,333	*	—	*
Yossi Sela(15)	2,056,290	6.9	815,542	1,240,748	4.1	974	4.1
George Hervey(16)	30,000	*	—	30,000	*	—	*
All directors and executive officers as a group	16,426,654	55.5%	2,333,777	14,092,877	45.9%	170,514	45.1%

*	Less than 1.0%

(1)	Based on a Schedule 13G filed on February 14, 2006 and on other information provided to us, the number of shares beneficially owned before this offering consists of 5,503,774 ordinary shares and options to purchase 22,523 ordinary shares held directly by Dr. Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Eitan’s wife. Dr. Eitan disclaims beneficial ownership of the shares held by the foregoing except to the extent of his pecuniary interest therein.

(2)	Based on a Schedule 13G filed on February 6, 2006 and on other information provided to us, the number of shares beneficially owned before this offering consists of 2,833,859 ordinary shares held by Clal Electronic Industries Ltd. Clal Electronic Industries is indirectly controlled by IDB Holding Corporation Ltd. (“IDBH”). IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 52.0% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd., or “Manor,” a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Bergman beneficially holds approximately 7.3% of the equity of and voting power in IDBH. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 12 Recanati Street, Ramat Aviv

Gimmel, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Mr. Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(3)	Based on a Schedule 13G filed on February 10, 2006 and on other information provided to us, the number of shares beneficially owned before this offering consists of 816,095 ordinary shares held by Gemini Israel II Parallel Fund L.P., 610,686 ordinary shares held by Gemini Israel II L.P., 334,628 ordinary shares held by Gemini Israel III L.P., 77,844 ordinary shares held by Advent PGGM Gemini L.P., 61,009 ordinary shares held by Gemini Israel III Parallel Fund L.P., 15,790 ordinary shares held by Gemini Partner Investors L.P. and 111,905 ordinary shares held by Gemini Israel III Overflow Fund L.P. Yossi Sela is managing partner and a shareholder of Gemini Israel Funds Ltd., the sole general partner or the sole general partner of the general partner of Gemini Israel II L.P., Gemini Israel II Parallel Fund L.P., Advent PGGM Gemini L.P., Gemini Partner Investors L.P., Gemini Israel III L.P. and Gemini Israel III Parallel Fund L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and or options held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities is 9 Hamenofim Street, Herzliya Pituach, Israel. The number of ordinary shares being offered consists of 326,438 shares by Gemini Israel II Parallel Fund L.P., 244,274 shares by Gemini Israel II L.P., 31,138 shares by Advent PGGM Gemini L.P., 6,316 shares by Gemini Partners Investors L.P., 133,851 shares by Gemini Israel III LP, 44,762 shares by Gemini Israel III Overflow Fund LP and 24,404 shares by Gemini Israel III Parallel Fund LP.

(4)	Based on a Schedule 13G filed on February 14, 2006 and on other information provided to us, the number of ordinary shares beneficially owned before this offering consists of 1,217,906 ordinary shares held by K.T. Concord Venture Fund (Cayman) L.P. and 243,463 ordinary shares held by K.T. Concord Venture Fund (Israel) L.P. and 213,571 ordinary shares held by Concord Venture I Annex-B L.P. Matty Karp is managing partner and a shareholder of Concord K.T. Investment Partner Ltd., which is the sole general partner of K.T. Concord Venture Fund (Cayman) L.P., K.T. Concord Venture Fund (Israel) L.P., and Concord Venture I Annex-B L.P. As a result Matty Karp may be deemed to be the beneficial owner of the securities held thereby. Matty Karp disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of Concord Ventures is 85 Medinat Hayehudim Street, 7th Floor, Herzliyah, Israel. The number of ordinary shares being offered consists of 487,162 shares by K.T. Concord Venture Fund (Cayman) L.P., 85,428 shares by Concord Venture I Annex-B L.P. and 97,385 shares by K.T. Concord Venture Fund (Israel) L.P.

(5)	Based on a Schedule 13G filed on January 31, 2006 and on other information provided to us, the number of ordinary shares beneficially owned before this offering consists of 1,589,891 ordinary shares. The general partner of Argos Appreciation Master Fund LP is Argo Capital Management, Inc. which is wholly-owned by Ephraim Gildor. The address of Argos Capital Appreciation Master Fund LP is 211 West 61st Street, New York, New York.

(6)	Morgan Stanley Dean Witter Equity Funding, Inc., is an affiliate of a registered-broker dealer and may be deemed to be an underwriter. The ordinary shares were acquired in the ordinary course of the selling shareholder’s investment business and not for the purpose of resale or distribution. Morgan Stanley Dean Witter Equity Funding, Inc. has not participated in the distribution of the shares on our behalf.

(7)	The number of ordinary shares beneficially owned before this offering consists of 493,610 ordinary shares and options to purchase 57,000 ordinary shares.

(8)	The number of ordinary shares beneficially owned before this offering consists of options to purchase 90,000 ordinary shares.

(9)	The number of ordinary shares beneficially owned before this offering consists of options to purchase 86,000 ordinary shares.

(10)	The number of ordinary shares beneficially owned before this offering consists of options to purchase 147,000 ordinary shares.

(11)	The number of ordinary shares beneficially owned before this offering consists of options to purchase 84,000 ordinary shares.

(12)	The number of ordinary shares beneficially owned before this offering consists of 83,000 ordinary shares and options to purchase 18,333 ordinary shares.

(13)	Based on a Schedule 13G filed on February 14, 2006 and on other information provided to us, the number of shares beneficially owned before this offering consists of 1,217,906 ordinary shares held by K.T. Concord Venture Fund (Cayman) L.P. and 243,463 ordinary shares held by K.T. Concord Venture Fund (Israel) L.P. and 213,571 ordinary shares held by Concord Venture I Annex-B L.P. and options to purchase 28,333 ordinary shares held by Mr. Karp. Mr. Karp is a managing partner of Concord Ventures and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by these entities. Mr. Karp disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(14)	The number of ordinary shares beneficially owned before this offering consists of options to purchase 28,333 ordinary shares.

(15)	Based on a Schedule 13G filed on February 9, 2006 and on other information provided to us, the number of ordinary shares beneficially owned before this offering consists of 2,027,957 ordinary shares held by the Gemini entities and options to purchase 28,333 ordinary shares held by Mr. Sela. Mr. Sela is a managing partner of Gemini Israel Funds and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Gemini entities. Mr. Sela disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(16)	The number of ordinary shares beneficially owned before this offering consists of options to purchase 30,000 ordinary shares.

(17)	Includes Poalim Capital Markets Ltd., Leon Recanti, Avhshalom Hershocovich, Lorentech Technologies Ltd., Doron Latzer, Zeev Pearl, Originators Investment Plan L.P. and Samro N.V. Poalim Capital Markets Ltd. is an affiliate of a registered-broker dealer and may be deemed to be an underwriter. The ordinary shares held by Poalim Capital Markets Ltd. were acquired in the ordinary course of the selling shareholder’s investment business and not for the purpose of resale or distribution. Poalim Capital Markets Ltd. has not participated in the distribution of the shares on our behalf.
      During the fourth quarter of 2004 and the first quarter of 2005, certain of our principal shareholders sold our ordinary shares. Ordinary shares beneficially owned by Tower Semiconductors, representing 11.9% of our outstanding ordinary shares, were sold in the fourth quarter of 2004 primarily to IDB Holding Corporation Ltd., as well as to entities affiliated with Gemini Israel Funds, entities affiliated with Concord Ventures, and certain other shareholders. In February 2005, our ordinary shares beneficially owned by Infineon Technologies were sold to Argos Capital Appreciation Master Fund LP. Concurrently with the sale by Infineon Technologies of its ordinary shares, our Chief Executive Officer and Chairman, Boaz Eitan, and our President, Kobi Rozengarten, sold 265,000 and 132,530 shares, respectively, to Argos Capital Appreciation Master Fund L.P. In March 2005, 96,774 ordinary shares owned by Dr. Boaz Eitan were sold to two of our individual shareholders.

DESCRIPTION OF SHARE CAPITAL
      As of the date of this prospectus, our authorized share capital consists of 200,000,000 ordinary shares, each with a par value of NIS 0.01 per share. Upon the closing of this offering, our authorized share capital will consist of 200,000,000 ordinary shares, of which 30,418,011 will be issued and outstanding.
      All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our Articles of Association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.
Voting
      Except as provided below under “— Limitations on Voting,” holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at a shareholder meeting either in person or by proxy. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.
Limitations on Voting
      In general, and except as provided below, shareholders have one vote for each ordinary share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our Articles of Association, the voting rights exercisable by a shareholder may be limited. In any situation in which the “controlled shares” (as defined below) of any United States person (as defined below) would constitute 9.9% or more of the votes conferred by our issued and outstanding ordinary shares, the excess shares will be considered “dormant shares” under the Israeli Companies Law with the result that they will not be entitled to any voting rights, provided that the existence of any dormant shares may not cause a U.S. person to exceed the 9.9% limitation as a result of such allocation and may not cause the controlled shares of the permitted United States shareholder (as defined below) to constitute more than 49.9% of the voting power of all issued and outstanding shares. The holder of dormant shares will be entitled to receive dividends and other distributions.
      A United States person means a “United States person” as defined in Section 957(c) of the Code. “Controlled shares” include, among other things, all ordinary shares that a person owns directly, indirectly or constructively (within the meaning of Section 958 of the Code). The permitted United States shareholder means the United States person, among all United States persons, the controlled shares of which constitute as of September 29, 2005 the greatest percentage of the total voting power of all issued and outstanding shares of the Company.

Transfer of Shares and Notices
      Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded. Our Articles of Association provide that each shareholder of record is entitled to receive at least 21 days’ prior notice of any shareholders’ meeting.
Election of Directors
      Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our Articles of Association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50.0% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors under the Israeli Companies Law described under “Management — Outside Directors.”
Dividend and Liquidation Rights
      Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Shareholder Meetings
      We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors presides over our general meetings. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 60 days prior to the date of the meeting.
Quorum
      In accordance with our Articles of Association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1/3% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 20% of our issued share capital. If within half an hour of the time appointed for the reconvened meeting, the required quorum is not present, the reconvened meeting shall be convened, provided at least two or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “— Shareholder Meetings.”

Resolutions
      An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.
      Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our Articles of Association (1) certain shareholders’ resolutions require the approval of a special majority of the holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution, and (2) certain shareholders’ resolutions require the approval of a special majority of the holders of at least two-thirds of the voting securities of the company then outstanding.
Access to Corporate Records
      Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our Articles of Association and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise harm our interests.
Registration Rights
      For a discussion of registration rights we have granted to shareholders, please see the section of this prospectus entitled “Certain Relationships and Related Party Transactions — Registration Rights.”
Acquisitions under Israeli Law
      Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90.0% of the company’s issued and outstanding share capital or of a class of shares which are listed is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5.0% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5.0% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90.0% of the company’s issued and outstanding share capital.
      The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25.0% or more of the voting rights at the company’s general meeting, unless one of the exemptions described in the Companies Law is met. This rule does not apply if there is already another shareholder who holds 25.0% or more of the voting rights at the company’s general meeting. Our Chief Executive Officer and Chairman, Dr. Boaz Eitan, currently holds more than 25.0% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45.0% of the voting rights of the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. A tender offer is not required in the following circumstances: (i) the purchase was made in a private offer that was approved by the shareholders as a private offer and was meant to grant the purchaser more than 25% of the voting rights of a company in which no other shareholder holds more than 25.0% of the voting rights, or to grant the purchaser more than 45.0% of the voting rights of a company in which no other shareholder holds more than 45.0% of the voting rights, (ii) the purchaser would hold more than 25.0% of the voting rights after purchasing shares from a person that held more than 25% of the voting rights, or (iii) the purchaser would hold more than 45.0% of the voting rights after purchasing shares from a person that held more than 45.0% of the voting rights.
      Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the Company are held by the other party to the merger, or by any person holding at least 25.0% of the outstanding voting shares or 25.0% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.
Anti-Takeover Measures
      Undesignated preferred stock. The Companies Law allows us to create and issue shares having rights different than those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.”
      Transactions with interested shareholders. Our Articles of Association contain a provision that prohibits us from engaging in any business combination with any interested shareholder for a period of three years following the date that the stockholder became an interested shareholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of the voting share of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, unissued shares of the company which may be issued pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

      A “business combination” is defined to include the following:

•	any merger or consolidation involving the corporation and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any shares of the corporation to the interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the shares of any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder or the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      An “interested shareholder” is defined as an entity or person beneficially owning 15% or more of the outstanding voting shares of the company and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
      Supermajority voting. Under our Articles of Association (1) certain shareholders’ resolutions require the approval of a special majority of the holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution, and (2) certain shareholders’ resolutions require the approval of a special majority of the holders of at least two-thirds of the voting securities of the company then outstanding.
      Classified board of directors. Our amended and restated Articles of Association provide for a classified board of directors. See “Management — Board of Directors and Officers.”
Establishment
      We were incorporated under the laws of the State of Israel in November 1996 and commenced operations in July 1997. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-239733-2. Our objects under our memorandum of association are to engage in any lawful activity in order to achieve our purposes. According to our memorandum of association, the purposes for which we were established are: (1) to develop, manufacture and sell semiconductor technologies and related products, (2) to engage in the operation and exploitation of software business, and (3) to perform any activity permitted by law.
Transfer Agent and Registrar
      The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.
Listing
      Our ordinary shares are quoted on The Nasdaq National Market under the symbol “SFUN.”

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
      Our ordinary shares have traded on The Nasdaq National Market under the symbol “SFUN” since November 8, 2005. Future sales of substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. Sales of our ordinary shares in the public market after the restrictions, described below, lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.
      Upon completion of this offering, we will have outstanding 30,418,011 ordinary shares, without taking into account 4,640,241 shares that may be issued upon exercise of options outstanding as of February 28, 2006. Following the completion of this offering, 9.6 million ordinary shares will be freely tradable without restriction or registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. In addition, certain ordinary shares are eligible to be sold pursuant to Rule 144(k), as more fully described below.
      The remaining approximately 20.8 million ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144 (including Rule 144(k)), Rule 701 or Rule 904 under the Securities Act. These rules are summarized below.
Lock-up Agreements
      Our directors, officers and substantially all of our shareholders are subject to lock-up agreements with the underwriters of our initial public offering pursuant to which the holders of such securities agreed not to sell or otherwise dispose of their ordinary shares until after May 8, 2006, the date that is 180 days after the date of the prospectus relating to our initial public offering. In connection with this offering, Lehman Brothers, Inc. has agreed to release from this lock-up any shareholder who wishes to sell shares in the offering.
      In connection with this offering, our directors and officers and the selling shareholders have signed lock-up agreements pursuant to which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of any of their ordinary shares not included in this offering or any securities convertible into or exchangeable for ordinary shares for a period of 90 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.
Eligibility of Restricted Shares for Sale in the Public Market
      The following indicates approximately when the ordinary shares that will not be freely tradable following this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market:

•	approximately 1.8 million shares beginning on May 8, 2006, unless earlier released by the underwriters of our initial public offering;

•	approximately 16.8 million shares beginning 90 days after the date of this prospectus, approximately 13.7 million of which are subject to volume limitations under Rule 144, unless earlier released by the underwriters of this offering; and

•	approximately 1.6 million shares more than 90 days after the date of this prospectus pursuant to lock-up agreements with us or other restrictions.

Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned ordinary shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of ordinary shares then outstanding, which is expected to equal approximately 304,180 ordinary shares immediately after this offering; or

•	the average weekly trading volume of the ordinary shares on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, under Rule 144(k) as currently in effect, a person:

•	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

•	who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such “144(k) shares” may be sold immediately upon the closing of this offering.
Rule 144(k)
      Under Rule 144(k), a person who is not one of our affiliates at the time of the sale and at any time during the three months preceding such sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such ordinary shares were acquired from us or from an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, these “144(k) shares” may be sold at any time, including prior to and immediately upon the completion of this offering.
Rule 701
      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased ordinary shares from us under a compensatory stock option plan or other written agreement before the closing of this offering is entitled to resell these shares. These shares can be resold 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with restrictions, including the holding period, contained in Rule 144.
      The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold:

•	by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

•	by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.
Options
      Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register approximately 5.7 million ordinary shares issued pursuant to, or reserved for issuance under, our share incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, and subject to any lock-up agreement entered into with the underwriters of our initial public offering, be available for sale in the open market immediately after the Form S-8 is filed.
Registration Rights
      Following the completion of this offering, the holders of approximately 16,453,461 million ordinary shares are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons, and also are entitled to “piggy back” registration rights, also subject to cutback for marketing reasons. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

TAXATION
      The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli Tax Considerations and Government Programs

General
      The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.
      To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.
      The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

Taxation of Companies
      General Corporate Tax Structure. Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income for the year 2005 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably lower. Depending on the relevant tax treaties at issue, dividends or interest received by an Israeli company from foreign subsidiaries are generally subject to tax regardless of the company’s status as an Approved Enterprise. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.
      Tax Benefits and Grants for Research and Development. Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.
      We have applied to the Office of the Chief Scientist of Israel, in order to receive approval for a tax deduction for all research and development expenses during the year incurred. There is no assurance that our application will be accepted.

      Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969. According to the Law for the Encouragement of Industry (Taxes), 1969 (“Industry Encouragement Law”), industrial companies are entitled to the following tax benefits, among others:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	expenses involved with the issuance and listing of shares on The Tel Aviv Stock Exchange or on a recognized stock market outside of Israel, are deductible over a three-year period;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.
      According to the law, an “industrial company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from government loans, capital gains, interest and dividends) is derived from an “industrial enterprise” owned by it. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.
      We believe that we currently qualify as an industrial company within the definition under the Industry Encouragement Law. However, we cannot give any assurance that we will continue to qualify as an industrial company or that the benefits described above will be available in the future.
      Law for the Encouragement of Capital Investments, 1959. The Law for the Encouragement of Capital Investments, 1959, as amended (the “Investments Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The benefits are dependent upon the fulfillment of conditions stipulated in the Investment Law and its regulations, including the criteria set forth in the specific certificate of approval. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its enterprise is approved, its effective tax rate is the result of a weighted average of the applicable rates (such weighted average is calculated in accordance with the guidelines of the Investment Law).
      Tax benefits given under the Investment Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated in the course of the approved enterprise’s ordinary course of business.
      Each application to the Investment Center is reviewed separately and a decision as to whether or not to approve such application is based, among other things, on the then-prevailing criteria set forth in the law, the specific objectives of the applicant company set forth in such application and certain financial criteria of the applicant company. Accordingly, there can be no assurance that any future application will be approved. In addition, as described above, the benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest. We believe our approved enterprise operates in substantial compliance with all such conditions and criteria.
      On April 1, 2005, a comprehensive amendment to the Investments Law came into effect. As the amended Investments Law does not retroactively apply to investments programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, our current tax benefits are subject to the provisions of the Investments Law prior to its revision. New benefits that may be received in the future will be subject to the provisions of the Investments Law. Accordingly, the following description includes a summary of the Investments Law prior to its amendment as well as the relevant changes contained in the Investments Law.
      In 1998, our investment program in our facility in Netanya was approved as an approved enterprise under the “alternative program” provided by the Investments Law. Our requests for expansion of our approved enterprise were approved in November 2000 and December 2002. Under the terms of our approved enterprise, once we begin generating taxable net income, we will be entitled to a tax exemption with respect to the income derived from our approved enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in our company during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits is limited to 12 years from the year in which operations or production by the enterprise commenced or 14 years from the year in which approval was granted, whichever is the earlier. Dividends distributed from tax-exempt income would be taxed according to the company tax rate that would have been applicable had the company not been exempt from taxation that year. This rate is generally 10% to 25% depending on the extent of foreign investment in the company. The dividend recipient is subject to withholding tax at the rate applicable to dividends from approved enterprises (15%), unless a different rate is provided according to a treaty between Israel and the shareholder’s country of residence (if the dividend is distributed during the tax exemption period or within 12 years thereafter). The company must withhold this tax at source.
      The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.
      Grants and other incentives received by a company in accordance with the Investments Law remain subject to final ratification by the Investment Center of the Israeli Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program. We received ratification from the Investment Center for our approved enterprise program in 2001, and in 2003 for the request for expansion of such program which was approved in November 2000. Pursuant to the recent amendment to the Investment Law the basic condition for receiving the benefits (both under the grant and the tax benefits programs) is the enterprise’s contribution to the economic independence of Israel and its contribution to the gross domestic product. In order to fulfill these conditions, the enterprise is required to be categorized as an industrial enterprise which complies with any of the following:

•	its major activity is in the field of biotechnology or nano-technology;

•	its revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or

•	25% or more of its revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.
      It should be noted that the amendment to the Investments Law further addresses benefits that are being granted to enterprises and the length of the benefits period.
      There can be no assurance that we will comply with the above conditions in the future or that we will be entitled to any additional benefits under the amended Investments Law.
      According to the amendment to the Investments Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved enterprises, which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as “privileged enterprises”). In order to be eligible for the tax benefits, privileged enterprises are required to comply with certain requirements and make certain investments as specified in the amended Investments Law. The privileged enterprises are subject to the responsibility of the Israeli Tax Authority and may, at their discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the amended Investments Law and therefore are entitled to receive the benefits provided under the amended Investments Law. We recently applied for a pre-ruling in order to confirm that we are in compliance with the amended law. The amended Investment Law also specifies which income of the privileged enterprise is entitled to tax benefits (for example income generated from the sale of products that were manufactured by the privileged enterprise, income generated from usage right with respect to know-how developed by the privileged enterprise, etc.).
      There can be no assurance that we will comply with the conditions required for privileged enterprises under the amended Investment Law in the future or that we will be entitled to any additional benefits under the amended Investments Law.
      In addition, the amended Investment Law changed the definition of “foreign investment” according to the Investment Law so that the definition, instead of a foreign currency investment, now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder (secondary market purchase), provided that the company’s outstanding and paid-up share capital exceed NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.
      In order to manage certain investments, we have established a wholly owned subsidiary, Saifun (BVI) Limited, a company incorporated under the laws of the British Virgin Islands. Under our Approved Enterprise status, we are not entitled to receive any tax benefits from any income derived from investments made through Saifun (BVI) Limited. As of December 31, 2005, carryforward losses related to Saifun (BVI) Limited amounted for approximately $3.3 million, which may be carried forward indefinitely. After the carryforward losses are utilized, we will be subject to Israeli income tax, which will be considered a “deemed dividend” and taxed at 25% tax rate.
      Special Provisions Relating to Taxation Under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•	If the depreciated cost of the company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.
      The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Minister made no such determination in respect of 2005, even though the price index in 2005 rose by a rate of less than 3%.

      The ITO and regulations promulgated thereunder allow “Foreign-Invested Companies,” (as defined in the Investments Law) that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company (1) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors are held by persons who are not residents of Israel, and (2) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate as of January 1, 2006.

Taxation of our Shareholders
      Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.
      However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 25%.
      Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of the Israel company’s gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company.
      A non-resident of Israel who receives dividends from which tax was fully paid is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.
      Capital Gains Taxes Applicable to Non-Israeli Shareholders. In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provided otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (3) the provisions of the Inflationary Adjustments Law or section 130A of the ITO do not apply to such gain, and (4) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
      In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

      In addition, the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.
United States Federal Income Taxation
      The following is a description of the material United States federal income tax consequences of the ownership of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that will hold our ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	certain former citizens or residents of the United States;

•	persons whose “functional currency” is not the United States dollar; or

•	holders that own directly, indirectly or through attribution 10% or more, of the voting power or value, of our shares.
      Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.
      This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
      For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

      A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is not a U.S. Holder.
      If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.
      You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions
      Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to your ordinary shares before reduction for any Israeli taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2008, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles.
      If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.” U.S. Holders should note, however, that the “financial services income” category will be eliminated for taxable years beginning after December 31, 2006. Thereafter, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.” The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.
      Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Exchange of Ordinary Shares
      Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2008, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.
      Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations
      A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75 percent of its gross income is “passive income”; or

•	at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.
      Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2005. Our status in future years will depend on our income, assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status determination. We have no reason to believe that our income, assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.
      If we were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ordinary shares. You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements
      United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28.0% for years through 2010.
      In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS.
      The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING
      Lehman Brothers Inc. is acting as sole book-running manager and, along with Deutsche Bank Securities Inc., Citigroup Global Markets Inc., CIBC World Markets Corp., William Blair & Company, L.L.C., Raymond James & Associates, Inc. and WR Hambrecht + Co., LLC, as representatives of the underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from the selling shareholders the respective number of ordinary shares shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.	1,528,059
Citigroup Global Markets Inc.	764,029
Deutsche Bank Securities Inc.	553,921
CIBC World Markets Corp.	401,115
William Blair & Company, L.L.C.	191,008
Raymond James & Associates, Inc.	191,008
WR Hambrecht + Co., LLC	191,008

Total	3,820,148

      The underwriting agreement provides that the underwriters’ obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the ordinary shares offered hereby, if any of the ordinary shares are purchased;

•	the representations and warranties made by the selling shareholders and us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling shareholders for the ordinary shares.

	Paid by Saifun		Paid by Selling Shareholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$1.603	1.603	1.603	1.603
Total	$545,020	545,020	5,578,677	6,497,232
      The representatives of the underwriters have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.94 per share.
      The underwriters have agreed to pay certain expenses incurred by us, including certain expenses of the selling shareholders, in connection with this offering. We have agreed to pay any expenses incurred by us in excess of this amount. The expenses of the offering that are payable by us are estimated to be $350,000 (exclusive of underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholders in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares
      The selling shareholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 573,022 ordinary shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 3,820,148 ordinary shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.
Lock-Up Agreements
      We, all of our directors and executive officers and our selling shareholders have agreed that, without the prior written consent of Lehman Brothers Inc., directly or indirectly, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any ordinary shares or any securities that may be converted into or exchanged for any ordinary shares, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus other than permitted transfers.
      The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announces material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that the Company will release earnings results during the 16-day period beginning on the last day of the 90-day period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      Lehman Brothers Inc., in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the ordinary shares and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.
Indemnification
      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of ordinary shares being offered hereby to the public in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that

Relevant Member State, all in accordance with the Prospectus Directive. However, with effect from and including the Relevant Implementation Date, it may make an offer of our ordinary shares to the public in that Relevant Member State at any time:

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
France
      This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.
Germany
      The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, not any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.
Italy
      The offering has not been registered with the Commissione Nazionale per le Societá e la Borsa (CONSOB) pursuant to Italian securities legislation. The shares may not be offered or sold nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

(1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 or May 14, 1999 and any other applicable laws and regulations;

(2) made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No. 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase shares; and

(3) in compliance with all relevant Italian securities and tax laws and regulations.
Japan
      Each underwriter has represented and agreed that the shares included in this offering have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the ordinary shares in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.
The Netherlands
      The shares may not be offered in The Netherlands, directly or indirectly, whether as part of their initial distribution or as part of any re-offering at any time thereafter, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or business within the meaning of section 2 of the exemption regulation pursuant to the Securities Market Supervision Act of The Netherlands 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, securities firms, insurance companies, pension funds, investment institutions, other institutional investors, finance companies and treasury departments of large commercial enterprises, which are regularly active in the financial markets in a profession manner.
United Kingdom
      Each underwriter has represented, warranted and agreed that:

(1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(2) it has only communicated, caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom.

Stabilization, Short Positions and Penalty Bids
      The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make representations that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Passive Market Making
      In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the ordinary shares on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Stamp Taxes
      If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Relationships
      Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. In connection with our initial public offering in November 2005, Lehman Brothers Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., William Blair & Company, L.L.C., and Raymond James & Associates, Inc. acted as underwriters and received customary fees for such services and certain of their expenses were reimbursed.

LEGAL MATTERS
      The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Eitan, Mehulal, Pappo, Kugler, Advocates — Patent Attorneys, Herzliya, Israel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
      Tally Eitan, a senior partner of our Israeli counsel, Eitan, Mehulal, Pappo, Kugler, Advocates-Patent Attorneys, is the wife of Dr. Boaz Eitan, our Chief Executive Officer and Chairman. As a result, Ms. Eitan may be deemed to be the beneficial owner of 11,527,415 ordinary shares, representing 38.9% of our outstanding shares after completion of this offering.
EXPERTS
      The consolidated financial statements of Saifun Semiconductors Ltd. included in this prospectus as of December 31, 2005 and December 26, 2004 and for the period December 27, 2004 through December 31, 2005, and the 52-week periods December 26, 2004 and December 28, 2003, have been included in this prospectus in reliance upon the report of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, appearing elsewhere herein which, with regard to 2003 and 2004, are based in part on the reports of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Somekh Chaikin, a member of KPMG International, independent registered public accounting firms, and upon the authority of said firm as experts in accounting and auditing.
      The financial statements of Infineon Technologies Flash GmbH & Co. KG as of December 23, 2004 and for the period ended December 23, 2004 and the year ended December 26, 2003 have been included in this prospectus in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
      The financial statements of Infineon Technologies Flash Ltd. as of December 23, 2004, and the year ended December 31, 2003, and the period ended December 23, 2004, have been included in this prospectus in reliance upon the report of Somekh Chaikin, independent registered public accounting firm, a member of KPMG International, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITIES
      We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.
      We have been informed by our legal counsel in Israel, Eitan, Mehulal, Pappo, Kugler, Advocates — Patent Attorneys, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.
      Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the foreign court is not prohibited by law from enforcing judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel.
      We have irrevocably appointed Saifun Semiconductors, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.
      If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form F-l under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.
      You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N. E., Room 1580, Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.
      We are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended, referred to as the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also have furnished or intend to furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

SAIFUN SEMICONDUCTORS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
SAIFUN SEMICONDUCTORS LTD.
      We have audited the accompanying consolidated balance sheets of Saifun Semiconductors Ltd. (the “Company”) and its subsidiaries as of December 26, 2004 and December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the 52-week periods ended December 28, 2003 and December 26, 2004 and for the period from December 27, 2004 through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Infineon Technologies Flash Ltd. and Infineon Technologies Flash GmbH & Co. KG., accounted for by the equity method, the equity in net loss in which amounted to $13,026 thousand and $26,741 thousand for the periods ended December 28, 2003 and December 26, 2004, respectively. The financial statements of these entities were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such entities, is based solely on the reports of the other auditors.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 26, 2004 and December 31, 2005, and the consolidated results of their operations and their cash flows for the 52-week periods ended December 28, 2003 and December 26, 2004 and for the period from December 27, 2004 through December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the consolidated financial statements, in 2004, the Company changed its method of accounting for stock-based compensation.

/s/ Kost Forer Gabbay & Kaisierer

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel-Aviv, Israel
February 7, 2006

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 26,	December 31,
	Note	2004*	2005

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$27,228	$100,327
Short-term investments		161	—
Held-to-maturity marketable securities	3	14,662	75,501
Trade receivables		7,471	2,663
Loans to employees	5	—	613
Other accounts receivable and prepaid expenses		880	2,181
Total assets attributed to discontinued operations	9	5,151	212

Total current assets		55,553	181,497

Held-to-maturity marketable securities	3	2,403	5,995
Property and equipment, net	6	1,910	2,668
Loans to employees	5	2,714	1,097
Severance pay fund		1,549	2,122
Lease deposits		245	289
Other assets	4	560	70

		9,381	12,241

Total assets		$64,934	$193,738

*	Reclassified, see Note 9.
The accompanying notes are an integral part of the consolidated financial statements.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 26,	December 31,
	Note	2004*	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables		$1,412	$1,165
Accrued expenses and other liabilities	7	5,548	9,913
Deferred revenues	4	47,222	3,786
Total liabilities attributed to discontinued operations	9	3,804	146

Total current liabilities		57,986	15,010

ACCRUED SEVERANCE PAY		2,010	2,655

COMMITMENTS AND CONTINGENT LIABILITIES	8
SHAREHOLDERS’ EQUITY:	10
Share capital —
Class A Convertible Preferred shares of NIS 0.01 par value: Authorized: 4,000,000 and zero shares at December 26, 2004 and December 31, 2005, respectively; Issued and outstanding: 2,288,092 and zero shares at December 26, 2004 and December 31, 2005, respectively		5	—
Class B Convertible Preferred shares of NIS 0.01 par value: Authorized: 2,400,000 and zero shares at December 26, 2004 and December 31, 2005, respectively; Issued and outstanding: 2,327,324 and zero shares at December 26, 2004 and December 31, 2005, respectively		6	—
Ordinary shares of NIS 0.01 par value: Authorized: 193,600,000 and 200,000,000 shares at December 26, 2004 and December 31, 2005, respectively; Issued: 18,852,057 and 30,251,247 shares at December 26, 2004 and December 31, 2005, respectively; Outstanding: 16,937,421 and 29,456,722 shares at December 26, 2004 and December 31, 2005, respectively		49	120
Additional paid-in capital		85,426	211,706
Subscription receivables		(250)	—
Accumulated other comprehensive income		—	38
Accumulated deficit		(80,298)	(35,791)

Total shareholders’ equity		4,938	176,073

Total liabilities and shareholders’ equity		$64,934	$193,738

*	Reclassified, see Note 9.
The accompanying notes are an integral part of the consolidated financial statements.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

		Year ended

		December 28,	December 26,	December 31,
	Note	2003*	2004*	2005

Revenues**:	13,4c
Licenses		$7,817	$22,640	$65,790
Services		6,639	7,926	12,811

		14,456	30,566	78,601

Cost of revenues:
Services***		4,147	7,084	12,048

Gross profit		10,309	23,482	66,553

Operating expenses:
Research and development***		9,132	6,792	7,427
Marketing and selling***		2,543	2,914	4,889
General and administrative***		1,779	2,115	6,216

Total operating expenses		13,454	11,821	18,532

Operating income (loss)		(3,145)	11,661	48,021
Financial income, net	14	1,137	1,699	1,749
Equity in losses of equity method investees	4	(12,820)	(26,172)	—
Compensation expense related to issuance of options to employees of equity method investees	4	(206)	(569)	—
Capital loss from sale of equity method investees	4	—	(17,334)	—

Income (loss) from continuing operations		(15,034)	(30,715)	49,770
Loss from discontinued operations***	9	(156)	(7,189)	(5,263)

Net income (loss)		$(15,190)	$(37,904)	$44,507

Net earnings (loss) per share:	15
Basic earnings (loss) per Ordinary share from continuing operations		$(0.89)	$(1.81)	$0.46

Basic loss per Ordinary share from discontinued operations		$(0.01)	$(0.43)	$(0.29)

Basic net earnings (loss) per Ordinary share		$(0.90)	$(2.24)	$0.17

Diluted earnings (loss) per Ordinary share from continuing operations		$(0.89)	$(1.81)	$0.36

Diluted loss per Ordinary share from discontinued operations		$(0.01)	$(0.43)	$(0.20)

Diluted net earnings (loss) per Ordinary share		$(0.90)	$(2.24)	$0.16

*	Reclassified, see Note 9.

**	Includes revenues from related parties (principally service revenues from the Company’s joint venture) for the periods ended December 28, 2003 and December 26, 2004 in the amount of $6,440 and $8,425, respectively.

***	Expenses include stock-based compensation related to options granted to employees and others as follows:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Cost of services	$—	$175	$834
Research and development	—	220	330
Marketing and selling	—	87	667
General and administrative	—	96	2,410
Loss from discontinued operations	—	23	54

	$—	$601	$4,295

The accompanying notes are an integral part of the consolidated financial statements.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

								Accumulated
	Number of shares				Additional		Deferred	other			Total	Total
			Share		paid-in	Subscription	stock	comprehensive	Accumulated	Treasury	comprehensive	shareholders’
	Preferred	Ordinary	capital		capital	receivables	compensation	income	deficit	shares	income (loss)	equity

Balance as of January 1, 2003	4,609,686	16,875,301	$60		$78,658	$(11,175)	$—	$508	$(27,204)	$(6,723)		$34,124
Receipts on account of shares	—	—	—		—	3,800	—	—	—	—		3,800
Options exercised	—	45,960	—	*	61	—	—	—	—	—		61
Deferred stock compensation	—	—	—		367	—	(367)	—	—	—		—
Gain on issuance of shares by development stage entities accounted for by the equity method	—	—	—		4,370	—	—	—	—	2,607		6,977
Compensation expense related to issuance of options to an employee of an equity method investee	—	—	—		206	—	—	—	—	—		206
Comprehensive loss:
Foreign currency translation adjustments	—	—	—		—	—	—	(122)	—	—	$(122)	(122)
Net loss	—	—	—		—	—	—	—	(15,190)	—	(15,190)	(15,190)

Total comprehensive loss											$(15,312)

Balance as of December 28, 2003	4,609,686	16,921,261	60		83,662	(7,375)	(367)	386	(42,394)	(4,116)		29,856
Receipts on account of shares	—	—	—		—	845	—	—	—	—		845
Options exercised	5,730	16,160	—	*	130	—	—	—	—	—		130
Compensation expense related to issuance of options to employees of equity method investees	—	—	—		813	—	—	—	—	—		813
Amortization of deferred stock compensation	—	—	—		(367)	—	367	—	—	—		—
Stock-based compensation related to options issued to employees and others	—	—	—		1,539	—	—	—	—	—		1,539
Reissuance of treasury shares	—	—	—		871	6,280	—	—	—	4,116		11,267
Deferred costs relating to initial public offering	—	—	—		(1,222)	—	—	—	—	—		(1,222)
Comprehensive loss:
Foreign currency translation adjustments	—	—	—		—	—	—	(386)	—	—	$(386)	(386)
Net loss	—	—	—		—	—	—	—	(37,904)	—	(37,904)	(37,904)

Total comprehensive loss											$(38,290)

Balance as of December 26, 2004	4,615,416	16,937,421	60		85,426	(250)	—	—	(80,298)			4,938

*	Represents an amount lower than $1.

**	Net of issuance expenses of $13,050, see Note 10a.
The accompanying notes are an integral part of the consolidated financial statements.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

									Accumulated
	Number of shares				Additional			Deferred	other			Total	Total
			Share		paid-in		Subscription	stock	comprehensive	Accumulated	Treasury	comprehensive	shareholders’
	Preferred	Ordinary	capital		capital		receivables	compensation	income	deficit	shares	income (loss)	equity

Balance as of December 26, 2004	4,615,416	16,937,421	60		85,426		(250)	—	—	(80,298)	—		4,938
Issuance of share capital upon initial public offering, net	—	5,750,000	12		122,063	**	—	—	—	—	—		122,075
Options exercised	984,283	1,140,111	48		488		—	—	—	—	—		536
Conversion of Convertible Preferred shares	(5,599,699)	5,599,699	—		—		—	—	—	—	—		—
Warrants exercised	—	29,491	—	*	550		—	—	—	—	—		550
Receipts on account of shares	—	—	—		—		250	—	—	—	—		250
Stock-based compensation related to options issued to employees and others	—	—	—		3,179		—	—	—	—	—		3,179
Comprehensive income:
Changes in fair value of cash flow derivative	—	—	—		—		—	—	38	—	—	$38	38
Net income	—	—	—		—		—	—	—	44,507	—	44,507	44,507

Total comprehensive income												$44,545

Balance as of December 31, 2005	—	29,456,722	$120		$211,706		$—	$—	$38	$(35,791)	$—		$176,073

*	Represents an amount lower than $1.

**	Net of issuance expenses of $13,050, see Note 10a.
The accompanying notes are an integral part of the consolidated financial statements.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended

	December 28,	December 26,	December 31,
	2003*	2004*	2005

Cash flows from operating activities:
Net income (loss)	$(15,190)	$(37,904)	$44,507
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in losses of equity method investees	12,820	26,172	—
Compensation expense related to issuance of options to employees of equity method investees	206	569	—
Depreciation	1,656	1,070	1,195
Stock-based compensation related to options issued to employees and others	—	601	4,295
Non-cash deferred revenues (see Note 4c)	—	19,182	(19,182)
Capital loss from sale of equity method investees	—	17,334	—
Accrued severance pay, net	130	185	72
Amortization of premium, net and accrued interest on held-to-maturity marketable securities	8	546	889
Amortization and impairment of other assets	—	—	490
Accrued interest on loans to employees	(104)	(136)	(84)
Increase in accrued interest on loans granted to equity method investees	(62)	(149)	—
Decrease (increase) in trade receivables	(2,064)	(2,228)	4,808
Decrease (increase) in other accounts receivable and prepaid expenses	350	(407)	(1,263)
Decrease (increase) in total assets attributed to discontinued operations	(255)	(4,776)	4,939
Increase (decrease) in trade payables	279	(396)	(458)
Increase in accrued expenses and other liabilities	1,731	625	1,820
Increase (decrease) in deferred revenues	2,813	(6,128)	(24,254)
Increase (decrease) in total liabilities attributed to discontinued operations	—	3,804	(3,658)

Net cash provided by operating activities	2,318	17,964	14,116

Cash flows from investing activities:
Collection of short-term bank deposits, net	257	353	161
Purchase of held-to-maturity marketable securities	(10,876)	(12,471)	(85,934)
Proceeds from maturity of held-to-maturity marketable securities	—	5,727	20,614
Investment in equity method investees	(2,025)	—	—
Loans granted to equity method investees	(3,244)	(13,104)	—
Lease deposits	(43)	(57)	(44)
Purchase of property and equipment	(1,041)	(765)	(1,953)
Loans granted to employees	(399)	(241)	(154)
Loans repaid by employees	—	182	1,242

Net cash used in investing activities	(17,371)	(20,376)	(66,068)

Cash flows from financing activities:
Issuance of Ordinary shares in respect of Company’s initial public offering, net	—	—	125,666
Issuance costs in respect of the Company’s initial public offering	—	(719)	(1,951)
Proceeds from issuance of shares	3,800	845	250
Proceeds from options and warrants exercised	61	130	1,086

Net cash provided by financing activities	3,861	256	125,051

Increase (decrease) in cash and cash equivalents	(11,192)	(2,156)	73,099
Cash and cash equivalents at beginning of year	40,576	29,384	27,228

Cash and cash equivalents at end of year	$29,384	$27,228	$100,327

Non-cash transactions — see Note 4c

*	Reclassified, see Note 9.
The accompanying notes are an integral part of the consolidated financial statements.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 1:	GENERAL
      Saifun Semiconductors Ltd., established in 1996, is a supplier of advanced Non Volatile Memory (“NVM”) solutions. The nitride-read-only-memory (“NROM”) technology of Saifun Semiconductors Ltd. (collectively with its subsidiaries (Note 2d), the “Company” or “Saifun”) enhances the design and manufacturing of NVM devices (i.e. Code Flash, Data Flash, Embedded Flash), enabling high-density applications. Saifun’s NROM Technology is serving the fast growing portable markets, such as mobile phones, digital cameras, personal digital assistants (PDAs), USB flash drives, communication applications, and computer and peripherals applications. During 2005, a majority of the Company’s revenues were derived from three major customers (see Note 13c).
      In November 2005, the Company consummated an initial public offering (“IPO”) on the NASDAQ national market and issued 5,750,000 Ordinary shares for net proceeds of $120,853.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES
      The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
      a. Use of estimates:
      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      b. Financial statements in U.S. dollars:
      All of the Company’s revenues are denominated in United States dollars (“dollars”). In addition, a substantial portion of the Company’s costs is denominated in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which Saifun Semiconductors Ltd. and each of its subsidiaries operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.
      The representative rate of exchange between the dollar and the New Israeli Shekel (“NIS”) as of December 31, 2005 was $1.00 = NIS 4.603 (December 26, 2004 — $1.00 = NIS 4.331 and December 28, 2003 — $1.00 = NIS 4.366).
      The financial statements of Infineon Technologies Flash GmbH & Co. KG (“IFL KG”), which were accounted for under the equity method until December 2004, the functional currency of which is not the U.S. dollar, have been translated into dollars in accordance with SFAS No. 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date of 2004 and 2003. Statement of operations amounts have been translated using the average exchange rate prevailing during the year. The resulting aggregate translation adjustments were reported as a component of accumulated other comprehensive income in shareholders’ equity. In December 2004, the Company divested its entire interest in IFL KG and, accordingly, the entire balance of accumulated other comprehensive income in the amount of $651 was realized (see Note 4).
      c. Basis of presentation:
      During fiscal year 2005, the Company changed its fiscal year from a 52-week fiscal year ending on the last Sunday in December to a calendar year end on the last day of December. For fiscal 2004, the fiscal year

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ended on December 26. For fiscal 2003, the fiscal year ended on December 28. Accordingly, the financial statements for the period from December 27, 2004 through December 31, 2005 are not necessarily comparable to prior periods. The Company believes that this difference is immaterial.
      d. Principles of consolidation:
      The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Saifun Ventures Ltd. (ceased operations at the beginning of 2005), Saifun Semiconductors USA, Inc. , Saifun BVI (Limited) and Tulip Semiconductor LP. All intercompany balances and transactions have been eliminated upon consolidation.
      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) which was modified in December 2003 (“FIN 46(R)”). FIN 46(R) provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.
      FIN 46(R) requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. FIN 46(R) also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.
      Upon the adoption of FIN 46(R) in 2004, the Company determined that there was no impact on its balance sheet, as it is not the primary beneficiary of the Joint Venture (see Note 4). However, the Company has identified its former Joint Venture to be a VIE.
      Because of the Company’s significant ownership and contractual arrangement with the Joint Venture, the Company was determined to have a significant variable interest in the Joint Venture and as such provided appropriate disclosures in Note 4.
      e. Cash and cash equivalents:
      Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with an original maturity of three months or less when purchased.
      This item includes cash in the banks in the amount of $67,630 (2004 — $16,266), bank deposits in U.S. dollars in the amount of $31,949 (2004 — $10,915), bank deposits in NIS in the amount of $734 (2004 — $0) and bank deposits in Euro in the amount of $14 (2004 — $47).
      f. Short-term investments:
      Short-term investments include bank deposits with maturities of more than three months but less than one year. The short-term deposits are presented at cost, including accrued interest.
      g. Held-to-maturity marketable securities:
      The Company accounts for certain investments in debt securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, impairment of value judged to be other than temporary, and interest are included in financial income, net.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      h. Discontinued operations — inventories:
      Inventories are stated at the lower of cost or market value and are comprised of work in progress ($1,818 and $0 as of December 26, 2004 and December 31, 2005, respectively) and finished goods ($413 and $0 as of December 26, 2004 and December 31, 2005, respectively). Cost is determined by the weighted average method and is recorded on the basis of direct manufacturing costs. Inventory write-offs are provided to cover risks primarily arising from market prices that are lower than cost. Inventory write-offs for the years ended December 28, 2003, December 26, 2004 and December 31, 2005, were $156, $3,019 and $2,893, respectively. During 2005, the Company discontinued its product business and accordingly, the results of operations of product sales operations were reported separately as discontinued operations for all periods presented (see Note 9).
      i. Property and equipment, net:
      Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

Laboratory equipment	15 – 33
Computers and software	33
Furniture and fixtures	6 – 33
Leasehold improvements	20 – 95
      Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term.
      j. Research and development costs:
      Research and development costs consist primarily of salary and related costs for personnel, as well as costs related to materials, supplies and equipment depreciation. All research and development costs are expensed as incurred.
      k. Stock-based compensation:
      1. During the third quarter of 2004, the Company adopted the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”), for stock-based employee compensation. Effective December 29, 2003, the Company elected to apply the Modified Prospective Method under SFAS 148, i.e. unvested options were accounted for under the fair value recognition provision of SFAS 123 from December 29, 2003 as if the fair value method had been applied since the date of grant. The impact of the adoptions of the fair value method of accounting for stock-based compensation was an increase in stock-based compensation expense of approximately $341 for the year ended December 26, 2004.
      Prior to December 29, 2003, the Company accounted for its stock-based employee compensation plans using the intrinsic-value method of accounting set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), but disclosed the pro forma effects on net loss as if the fair value of the options had been expensed. In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of the fair value of the share at the grant date of the award or other measurement date over the amount an employee must pay to acquire the share.
      Generally, the exercise price for share options granted to employees equals the fair market value of the share at the date of grant, thereby resulting in no recognition of compensation expense. For awards that

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
generate compensation expense as defined under APB 25, the Company calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.
      Had compensation cost for Saifun’s share option plans been determined based on the fair value method set forth in SFAS 123 for periods prior to December 29, 2003, net loss and basic and diluted net loss per Ordinary share would have been changed to the pro forma amounts indicated below:
      In calculating the fair value of the options granted until June 2004 (initial filing date with the SEC), the Company applied the minimum value method as prescribed by SFAS 123 for private companies. Volatility of comparable publicly traded companies was used for options granted after June 2004. The fair value of each option granted was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	December 28,	December 26,	December 31,
	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	0%	0-45%	45%
Risk-free interest	2.6-3.3%	2.6-3.3%	2.6-4.4%
Expected life of	3.2-5 years	3.2-5 years	1-5 years

Year ended
December 28,
2003

Net loss as reported	$(15,190)
Add: stock-based employee compensation determined under intrinsic value method	—
Deduct: stock-based employee compensation determined under fair value method	(403)

Pro forma net loss	$(15,593)

Basic and diluted net loss per share:
As reported	$(0.90)

Pro forma	$(0.92)

      The Company applies SFAS 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS 123 and EITF 96-18 require the use of option valuation models to measure the fair value of the options and warrants at the measurement date.
      2. The Company undertook a liability relating to a Stock Appreciation Rights Plan (“the SARP”) as a result of the sale of its entire interest in the Joint Venture (see Note 4c). The SARP liability is recorded at the intrinsic value of the underlying shares as required by SFAS 123.
      l. Revenue recognition:
      The Company’s revenues consist of license revenues and design and development services. License revenues are generated from agreements with semiconductor companies to provide licenses for the Company’s technology. Service revenues are generated from design and development services provided by the Company.
      In most cases, the licenses provided allow a semiconductor manufacturer to use the Company’s patents and trade secrets, and an implied right to receive initial support in order to implement the Company’s technology in the licensee’s products.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

License revenues
      The Company recognizes revenues in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) and when necessary to allocated proceeds to multiple elements, Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”).
      License revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the service has been rendered, the fee is fixed or determinable and collectibility is probable. The fees for the licenses provided under these agreements are comprised of license and support fees, as well as in certain cases, non refundable, prepaid royalties. Generally, such fees are accounted for as one unit of accounting in accordance with EITF No. 00-21, since it is not possible to determine objective and reliable evidence of fair value of the contract elements in order to separate the fees among the elements. The license fees are payable upon the achievement of certain technological or time-based milestones. Accordingly, revenues from such license fees are recognized ratably over the period during which the initial customer support is expected to be provided in order to implement the Company’s technology in the licensees’ products and only when all other criteria for revenue recognition are met. In addition, revenue recognition is limited to the amount that is due or billable under the agreement. The Company reviews assumptions regarding the support periods on a regular basis. If it determines that it is necessary to revise its estimates of the customer support periods, the total amount of revenue recognized over the life of the contract would not be affected.
      However, to the extent the new assumptions regarding the post contract customer support periods were less than the original assumptions, the license fees would be recognized ratably over the shorter period. Conversely, if the new estimated periods were longer than the original assumptions, the license fees would be recognized over a longer period. The excess of contract fees received over revenues recognized is presented in the balance sheet as deferred revenues.
      Revenues from royalties are recognized as earned.

Service revenues
      Revenues from design and development services provided to the former Joint Venture based on a fixed fee per employee are recognized as the services are rendered in accordance with SAB No. 104.
      Revenues from design and development services provided to licensees in fixed fee service contracts that are separable from the license agreement are recognized based on the proportional performance model, using hours of employee services rendered as a percentage of total project hours. However, revenues are always limited to output measures (technological milestones) or amounts due or billable under the agreement.

Discontinued operations — Product revenues
      Revenues from product sales are recognized in accordance with SAB No. 104 when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectibility is probable.
      The Company generally does not grant a right of return to its customers. However, the Company grants certain distributors a limited right of return on unsold products. When a right of return exists, the Company records a provision against revenues based upon the agreed upon return rights until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met. The Company provides product warranties for up to one year. Based on management’s estimate, the provision for warranties is immaterial as of the balance sheet date.
      During 2005, the Company discontinued its product business and accordingly, the results of operations of the product business were reported separately as discontinued operations for all periods presented (see

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 9). The liabilities attributed to discontinued operations include an estimate of the cost of warranty provided on the discontinued products sales.
      m. Equity method investment:
      The Company’s investment in entities which are held to the extent of 20% to 50% and with respect to which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. The Company applies Emerging Issues Task Force 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the investees are recognized based on the ownership level of the particular investee security or loans held by the investor.
      n. Income taxes:
      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.
      Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in b. above, the consolidated financial statements are presented in dollars. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.
      o. Fair value of financial instruments:
      The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, short-term investments, receivables and payables approximates their fair value due to the short-term maturities of such instruments.
      The fair value of held-to-maturity marketable securities is based on quoted market prices and does not differ significantly from the carrying amount.
      The fair value of the loans to employees is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the loans approximates their fair value.
      p. Impairment of long-lived assets:
      The Company’s long-lived assets and other assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.
      q. Severance pay:
      The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is covered by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies and/or funds is recorded as an

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
asset in the Company’s balance sheet. The deposited funds include profits accumulated to the balance sheet date. The deposited amounts may be withdrawn only upon the fulfillment of the obligations pursuant to the Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.
      Severance expense for the years ended December 28, 2003, December 26, 2004 and December 31, 2005 amounted to $432, $745 and $645, respectively.
      r. Concentrations of credit risk:
      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, marketable securities and trade receivables.
      Cash and cash equivalents and short-term bank deposits are invested in dollars, Euros and NIS (mainly in dollars) with major banks in the United States, Switzerland, France and Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.
      The Company’s investments in marketable securities include investments in debentures of U.S. and European corporations and government institutions. Management believes that these corporations are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these marketable securities.
      The Company’s trade receivables, are generally derived from license revenues and services rendered to large and well established organizations located primarily in the Asia-Pacific region, the United States and Europe (see Note 13a). The Company has not experienced any material losses to date.
      No off-balance sheet concentrations of credit risk exist.
      s. Net earnings (loss) per share:
      The Company applies the two-class method as required by EITF No. 03-6, “Participating Securities and the Two — Class Method under FASB Statement No. 128, Earnings per Share” (“EITF No. 03-6”). EITF No. 03-6 requires the earnings per share for each class of shares (Ordinary shares and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. Accordingly, until the Company reaches a certain company valuation, each holder of the Class B Preferred shares is entitled to receive, prior to and in preference to payments to the holders of Class A Preferred shares and Ordinary shares, an amount equal to 128% of the amount of its investment in the Company and, thereafter, on a pro rata basis among all shareholders. In 2005, earnings per share was calculated assuming that all of the Company’s profit generated for the period December 27, 2004 through November 8, 2005 (“the IPO Date”) was first distributed to the holder of Class B Preferred shares as if it were a deemed liquidation event (for the period from December 27, 2004 until the date of the IPO, whereby the Class B Preferred shares were converted to Ordinary shares).
      In compliance with EITF No. 03-6, the series of Preferred shares do not participate in losses, and therefore are not included in the computation of net loss per share.
      Basic net earnings (loss) per share is computed using the weighted average number of Ordinary shares outstanding during the period. In 2005, the weighted average number of Ordinary shares outstanding was calculated separately for two isolated periods (from December 27, 2004 until the IPO Date and from the IPO Date until December 31, 2005). Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during the two periods described above, plus dilutive potential Ordinary shares considered outstanding during each of the two periods in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For the years ended December 28, 2003 and December 26, 2004, all outstanding stock options, warrants and Convertible Preferred shares have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. For the year ended December 31, 2005, 189,823 stock options and 89,100 shares exercisable as a result of the SARPs have been excluded from the calculation of the diluted net earnings per share since their effect was anti-dilutive.
      Basic and diluted pro forma net earnings (loss) per share, as presented in Note 15b, has been calculated as described above and gives effect to the automatic conversion of the Convertible Preferred shares (Class A and Class B) and options into Ordinary shares that occurred upon the completion of the Company’s IPO on November 8, 2005 (using the “as if converted” method as if the conversion occurred as of the beginning of the year ended December 31, 2005).
      t. Derivative instruments:
      The Company sometimes uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates. The Company accounts for derivative financial instruments in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Under SFAS No. 133, all derivatives are recorded as either assets or liabilities in the consolidated balance sheet, and periodically adjusted to fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives not designated as hedging instruments are reflected in earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedge transaction affects earnings.
      u. Recently issued Accounting Standards:
      On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123(R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning January 1, 2006. The adoption of Statement 123(R) is not expected to have a significant effect on the Company’s results of operations.
      The Company plans to adopt Statement 123(R) using the modified-prospective method.
      The Company adopted the fair-value-based method of accounting for share-based payments effective December 29, 2003 using the “modified prospective method” described in SFAS 148. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use an acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006.
      In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC Staff’s position regarding the application of Statement 123(R) and contains interpretive guidance related to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounting for share-based payment transactions. The Company does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.
      In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
      In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of other-than-Temporary Impairment and its Application to Certain Investments”, with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of FSP FAS 115-1 will have a material effect on its financial position or results of operations.

NOTE 3:	HELD-TO-MATURITY MARKETABLE SECURITIES
      The investment in held-to-maturity securities consists of debt securities (approximately 94% and 19% commercial bonds, 0% and 76% in auction rate securities, and 6% and 5% government bonds as of December 26, 2004 and December 31, 2005, respectively). The maturities of the bonds are as follows:

	December 26,	December 31,
	2004	2005

First year	$14,662	$75,501
Second year	2,403	4,138
Third year	—	1,857

	$17,065	$81,496

      As of December 26, 2004 and December 31, 2005, the fair value of the securities ($16,805 and $81,432, respectively) approximated their carrying amount.

NOTE 4:	OBLIGATION TO FINANCE EQUITY METHOD INVESTEES
      a. In 2001, the Company and Infineon Technologies (“Infineon”) established a Joint Venture, which was engaged in the development, production and distribution of flash products. The Joint Venture consisted of an Israeli corporation, Infineon Technologies Flash Ltd. (“IFL Ltd.”), and a German partnership, Infineon Technologies Flash GmbH & Co. KG. (“IFL KG”).
      As of December 26, 2004, the Company has no ownership of each of the affiliated entities (see c below).

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2003, an amendment to the Joint Venture agreement was signed with Infineon. Under this agreement, Infineon made an additional investment in the affiliated entities in the amount of $21,346, diluting the Company’s equity interest in the Joint Venture from 49% to 30%. This investment was made during 2003 and the dilution in the Company’s interest took place in February 2003.
      The gain resulting from the aforementioned dilution amounted to $4,370 and was recorded as additional paid-in capital since the Joint Venture incurred losses and the Company has committed to further invest in those entities. In addition, the Company reduced its investment in treasury shares by $2,607 (see c below). The investment as of December 23, 2004 (prior to the termination of the Joint Venture agreement) was composed as follows:

December 23,
2004

Investment in shares	$18,556
Gain on issuance of shares	4,370
Options issued to employees of equity method investee (Note 10d)	246
Less — equity loss(*)	(49,311)
Currency translation adjustments	(2,463)

(28,602)
Loans(**)	24,440

(4,162)
Less — treasury shares(***)	(4,116)
Less — subscription receivable(***)	(6,280)

$(14,558)

Sale of the Joint Venture interest (see c below):
Re-issuance of treasury shares (including $871 increase in additional paid-in capital — see Note 10e)	$4,987
Assignment of subscription receivable	6,280
Write-off of interest receivables on loans granted to the Joint Venture	275
Realization of comprehensive income (see Note 2b)	651

(2,365)
Less — fair value of the Company’s interest in the Joint Venture	(19,699)

Capital loss	$17,334

(*)	In addition to the above equity losses, the Company recorded a non-cash compensation expense related to options issued to employees of the Company’s equity method investees, in the amount of $206 and $569 for the years ended December 28, 2003 and December 26, 2004, respectively.

(**)	As of December 23, 2004, the loans were comprised of a loan of $6,280 for a 36-month period ending in October 2004, which bore interest at an annual rate of 4.0%, and from additional loans of € 13,410 thousand ($18,160) as of December 23, 2004, for a period of less than one year, which bore interest at an annual average rate of 4.6%. The loans have been forgiven as part of the sale of the Company’s interest in the Joint Venture (see c below).

(***)	See c below.
      In connection with a former share compensation plan for the employees of IFL Ltd., IFL Ltd. purchased 1,072,407 Ordinary shares of the Company in 2001 for approximately $20,000. This purchase was financed

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by a loan granted to IFL Ltd. by the Company amounting to $6,280, as well as by an equity contribution of $13,720 provided by the Company and Infineon. The Company’s share in the above investment (including the loan) amounting to $13,003 was presented as treasury shares and subscription receivable, as a deduction from the Company’s shareholders’ equity. Following the Company’s dilution from a 49% interest to a 30% interest in the Joint Venture in 2003, the Company’s share in the aforementioned investment was reduced to $10,396. Accordingly, the Company reduced its investment in treasury shares by $2,607. In January 2005, as part of the sale of the Joint Venture, the shares were sold by IFL Ltd. to Infineon. The Company accounted for the sale as re-issuance of the treasury shares to Infineon (see c below).
      b. Summarized financial information of the Joint Venture until the termination of the Joint Venture:
      The following summarizes an aggregate information of IFL Ltd. and IFL KG:

	Year ended

	December 28,	December 26,
	2003	2004

Revenues	$39,732	$58,111
Gross profit (loss)	$1,129	$(23,488)
Loss from continuing operations	$(41,012)	$(86,906)
Net loss	$(41,012)	$(86,906)
      c. Sale of Joint Venture:
      On December 23, 2004, the Company and Infineon consummated a series of agreements that led to the termination of their Joint Venture interests, the establishment of new agreements that govern the licensing of the Company’s technology to Infineon and performance of certain development services. The Company sold its 30% equity interest in the Joint Venture to Infineon, which holds the remaining interest in the Joint Venture.

1. Termination of the Joint Venture and related transactions (“the Agreement”) was signed by the two parties, whereby in accordance with the Agreement:

a)	All former agreements signed by the two parties were terminated,

b)	Both parties’ rights and obligations in respect of financing arrangements were terminated, releasing them from any past, present or future obligations to provide further financing to the Joint Venture,

c)	The Company’s right to receive repayment of the subscription receivable of $6,280 was assigned to Infineon,

d)	The Company was obligated to offer employment to certain of IFL Ltd.’s employees (“workforce”), valued at $560,

e)	The Company undertook certain liabilities relating to the Stock Appreciation Rights Plan of IFL Ltd. (“the SARP”), valued at $1,140 (see Note 7).

2. License agreement:

In addition to the termination of the Joint Venture, the Company entered into an Amended License Agreement (“the License Agreement”) with Infineon. Under the agreement, in consideration of a new license that was granted, the Company will receive: (1) nonrefundable license fees payable in quarterly installments over 10 years from the date of the License Agreement pursuant to a fixed payment schedule, (2) additional, nonrefundable license fees capped at a certain amount of the proceeds received by Infineon from the sale of the Company’s treasury shares (that were reissued to Infineon), payable over

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

eight quarters following the sale of the shares and (3) running royalties based on Infineon sales. Infineon may terminate the license at any time, and Saifun will not receive any additional consideration, beyond payments already received or due on the termination date. On June 28, 2005, Infineon exercised its cancellation privileges for certain of the licensed technologies, thereby reducing its maximum remaining obligation to Saifun.

3. Development services agreement:

Under the development services agreement, the Company will provide development services to Infineon in accordance with a basic agreement on development orders.
      As the above mentioned agreements were signed in contemplation of one another, for accounting purposes, the total net consideration (cash, workforce received, liabilities assumed) derived from the above agreements was allocated to the proceeds from the sale of the Joint Venture, the development services and the license. Since the fair value of the Joint Venture and development services was more reliably measurable, the Company performed a valuation of the Joint Venture and allocated the consideration based on the fair value determined. Accordingly, the residual amount of the consideration from the agreements was allocated to the license. This allocation resulted in $19,182 non-cash revenues for the year ended December 31, 2005.
      The fair value of the elements above was determined as follows:

Interest in the Joint Venture
      The fair value of the Company’s interest in the Joint Venture was deemed to be zero, after giving recognition to the forgiveness of loans and future capital commitments ($19,699) by the Company and Infineon, based on a valuation prepared using the adjusted book value method. It was determined that substantially all of the waived commitments represented non-cash license revenues in the amount of $19,182 in respect of the amended license granted by the Company to Infineon.

Development services
      The development services are charged based on a fixed fee per employee. The fair value of these services was determined based on fees for similar services provided by the Company.
      The Company recorded the re-issuance of treasury shares at fair value (treasury shares were previously presented at cost). The difference between the fair value and the book value of the treasury shares in the amount of $871 was recorded as an increase in additional paid-in capital.
      The capital loss recorded by the Company as a result of the sale of its entire interest in the Joint Venture amounted to $17,334.
      The workforce received by the Company is recorded at fair value based on a Company valuation and amortized over an estimated useful life of two years. The SARP liability is recorded at the intrinsic value of the underlying shares as required by SFAS 123 (see Note 2m). Subsequent to balance sheet date, the majority of the holders of the SARPs exercised their rights.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5:	LOANS TO EMPLOYEES
      The loans to employees are to be repaid within five years from date of grant and bear interest at an annual rate of 4%. An amount of $1,174 is in dollars and the remainder is in NIS, linked to the changes in the Israeli CPI. The loans are recourse loans and are secured by certain assets of the employees, including share options granted to them. As of December 31, 2005, the maturities of the loans were as follows:

2006	$613
2007	384
2008	307
2009	260
2010	146

$1,710

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 26,	December 31,
	2004	2005

Cost:
Laboratory equipment	$2,522	$3,594
Computers and software	4,327	4,981
Furniture and fixtures	296	387
Leasehold improvements	736	872

	7,881	9,834

Accumulated depreciation:
Laboratory equipment	1,926	2,307
Computers and software	3,556	4,112
Furniture and fixtures	106	132
Leasehold improvements	383	615

	5,971	7,166

Depreciated cost	$1,910	$2,668

      Substantively all of the property and equipment are located in Israel. Depreciation expense for the years ended December 28, 2003, December 26, 2004 and December 31, 2005 was $1,656, $1,070 and $1,195, respectively.

NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 26,	December 31,
	2004	2005

Payroll and related expenses(*)	$2,459	$3,434
Accrued issuance expenses	426	(**)1,859
Other accrued expenses	1,523	2,369
SARP liability(***)	1,140	2,251

	$5,548	$9,913

(*) Includes accrued vacation pay	$795	$853

(**)	Includes a stamp tax provision in the amount of $1,351.

(***)	See Note 4c.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:
      a. The Company’s principal facilities in Israel are leased under operating leases that expire in December 2006, with an option to extend the lease until August 2008 and an additional option to further extend the lease until August 2011 (with a rent increase of 5%). The Company also leases additional spaces in the same building pursuant to leases that expire in September 2009, September 2010 and November 2010. In addition, the Company’s facilities in the United States are leased under an operating lease that expires on January 31, 2007. In addition, the Company has leased its motor vehicles and certain software under operating leases.
      Annual minimum commitments under non-cancelable leases are as follows:

Year ended December 31,

2006	$3,414
2007	2,659
2008	1,628
2009	123
2010	69

$7,893

      Rental expense for the years ended December 28, 2003, December 26, 2004 and December 31, 2005 amounted to $1,694, $2,612 and $3,722, respectively.
      b. The Company is required to pay one of its former shareholders a certain percentage of its annual license and royalty revenues that it receives from certain third party licensees; furthermore, above a certain amount of revenues, the Company is required to pay only a percentage of royalties that it receives from such third party licensees. The Company recorded expenses to the former shareholder for the years ended December 28, 2003, December 26, 2004 and December 31, 2005 in the amount of $446, $802 and $1,367, respectively.
      c. The Company recorded a lien on a short-term bank deposit in the amount of approximately $161 and $0 as of December 26, 2004 and December 31, 2005, respectively, as collateral for the forward transactions entered with the banks (presented in short-term investments in the balance sheet) mentioned below.

Contingencies:
      a. Several years ago, the Company received an approval from the U.S. Israel BIRD Foundation (“BIRD”) for royalty-bearing participation in its research and development, of approximately $250. The Company is obligated to pay royalties at the rate of 2.5% in the first year and 5.0% thereafter on 30% of sales of products for which participations were received in the research and development of those products. The royalties are limited to between 100%-150% of the participations received, depending on the extent of the period during which the royalties are paid. The Company’s total commitment for royalties payable with respect to future sales, based on participations received or accrued, net of royalties paid or accrued, totaled approximately $183 as of December 31, 2005.
      b. In October 2002, the former Chief Executive Officer of IFL Ltd. filed a claim against IFL Ltd. for certain rights and compensation and against the Company for 420,000 share options with an exercise price of $1.69 per share. The Company’s management believes it has meritorious defenses to the claims above. A provision has been recorded in respect of the above claim based on an estimate by the Company’s management, as well as the opinion of its legal counsel.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      c. Derivative financial instruments:
      As of December 31, 2005, the Company has forward exchange contracts for the acquisition of approximately NIS 26,467 thousand, in consideration for $5,750, maturing in a period of up to six months. The fair value of said contracts as of December 31, 2005 was $38 (see Note 2t).

NOTE 9:	DISCONTINUED OPERATIONS
      In April 2005, the Company decided to discontinue its product business (manufacturing, marketing and sale of Serial Flash products). As a result, the Company (i) scrapped certain inventory items not suitable for sale; (ii) sold its remaining inventory and (iii) terminated the employment of certain employees. During the third quarter of 2005, the Company completed the process of winding down the product business and ceased sales activities. Accordingly, the discontinued product operations were accounted for in accordance with Financial Accounting Standards Board (FASB) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and the results of operations of the product sales operations were reported separately as discontinued operations for all periods presented.
      a. The results of the operations of the product business included in discontinued operations for the years ended December 28, 2003, December 26, 2004 and December 31, 2005, respectively are summarized as follows:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Revenues	$—	$1,673	$4,495
Cost of revenues	—	5,894	8,458

Gross loss	—	(4,221)	(3,963)
Research and development expenses	156	1,732	568
Marketing and selling expenses	—	1,160	684
General and administrative expenses	—	76	48

Loss from discontinued operations	$(156)	$(7,189)	$(5,263)

      b. The breakdown of assets and liabilities attributed to the discontinued operations as of December 26, 2004 and December 31, 2005 was as follows:

	December 26,	December 31,
	2004	2005

Assets:
Trade receivables	$633	$212
Inventories	2,231	—
Other accounts receivable and prepaid expenses	2,034	—
Property and equipment, net	253	—

	$5,151	$212

Liabilities:
Trade payables	$3,411	$55
Accrued expenses and other liabilities	313	91
Deferred revenues	80	—

	$3,804	$146

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10:	SHAREHOLDERS’ EQUITY
      a. Share capital:
      1) On November 8, 2005, 5,750,000 Ordinary shares (including 750,000 Ordinary shares resulting from the exercise of an option granted to the underwriters) were issued in an IPO for $23.50 per share in consideration of net proceeds of $120,853 (net of $14,272 issuance expenses, of which $1,222 were already recorded in shareholders’ equity as of December 26, 2004).
      Upon the completion of the IPO, all of the Company’s outstanding Convertible Preferred shares (see a(3) and c below), were converted into 5,599,699 Ordinary shares.
      2) The Company’s Ordinary shares include shares reserved for allocation in respect of employee options granted but not yet exercised, held by a trustee. The total number of Ordinary shares held by the trustee was 1,914,636 and 794,525 shares as of December 26, 2004 and December 31, 2005, respectively. Ordinary shares generally confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared. The Ordinary shares held by the trustee are unpaid and, therefore, do not benefit from any of these rights and are not considered outstanding for the purpose of calculating earnings per share or otherwise.
      3) The Company’s Preferred shares entitle their holders to have all the rights of the Ordinary shares and in addition, they have preferences in the event of liquidation, dividend participation, registration and anti-dilution rights. Each Preferred share is convertible into one Ordinary share at any time, at the holder’s discretion, and automatically upon an IPO of the Company’s shares. Class B Preferred shares have preference over Class A Preferred shares in connection with the abovementioned rights. Upon the completion of the IPO, all of the Company’s outstanding Convertible Preferred shares were converted into Ordinary shares.
      b. Warrants:
      In connection with a line of credit from a bank granted to the Company in 2000 (which was cancelled during 2001), the Company issued a warrant to the bank to purchase 10,724 Ordinary shares at an exercise price of $18.65 per share. The warrant was exercised in October 2005.
      In connection with a line of credit in the amount of $7,000 from a bank granted to the Company in 2001 (which expired in October 2004), the Company issued to a bank a warrant to purchase 18,767 Ordinary shares at an exercise price of $18.65 per share. The warrant was exercised in October 2005.
      c. Share options:
      In 1998, the Company granted the purchasers of Class A Preferred shares options to purchase 1,140,598 Class A Preferred shares at an exercise price of $3.15 per share exercisable at any time prior to the completion of an IPO. During 2004, 5,730 options to purchase Class A Preferred shares were exercised. During 2005, 11,460 options were exercised into 11,460 Preferred shares (5,730 Preferred shares upon the completion of the IPO) and 1,123,408 options were exercised into 972,823 Preferred shares (in a cashless exercise) upon the completion of the IPO, and were then converted into Ordinary shares.
      d. Share option plans:
      In 1997, 2001 and 2003, the Company adopted Share Option Plans (“the Plans”), according to which up to 6,973,421 options to purchase Ordinary shares may be granted to employees, directors, consultants and affiliates of the Company.
      The number of shares available for issuance under the 2003 Plan is automatically increased on the first trading day in January of each calendar year during the term of the 2003 Plan, beginning with calendar year 2005 by the lowest of (1) 1,333,333 Ordinary shares, subject to adjustments as provided in the 2003 Plan (2) a number equal to 4% of the Company’s outstanding Ordinary shares on December 31 of the previous

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
calendar year, and (3) an amount determined by the board of directors. The 2003 Plan complies with the Israeli tax reform.
      With regard to the Plans, the exercise period may not exceed 10 years from the date of grant. The options vest ratably mainly over a period of up to five years of employment. As of December 26, 2004 and December 31, 2005, 547,390 and 1,076,574 options were available for future grants under the Plans, respectively. Options which are forfeited or cancelled revert to the pool of options available for future grants.
      A summary of the Company’s share option activity under the Plans is as follows:

	Year ended

	December 28, 2003		December 26, 2004		December 31, 2005

		Weighted		Weighted		Weighted
		average		average		average
	Amount of	exercise	Amount of	exercise	Amount of	exercise
	options	price	options	price	options	price

Outstanding — beginning of the year	3,296,399	$2.91	4,192,548	$4.96	5,096,494	$7.66
Granted	1,385,974 *	$9.00	1,312,776 **	$13.97	1,045,013	$21.49
Exercised	(45,960)	$1.31	(16,160)	$6.93	(1,140,111)	$0.50
Forfeited	(443,865)	$2.80	(392,670)	$8.05	(296,380)	$10.23

Outstanding — end of the year	4,192,548	$4.96	5,096,494	$7.66	4,705,016	$11.61

Options exercisable at the end of the year	1,730,103	$1.12	2,189,428	$2.15	1,805,251	$6.51

*	Includes 50,000 options granted to employees of the Company’s equity method investees during the year ended December 28, 2003. These options were accounted for in accordance with EITF 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee” (see Note 4a), SFAS 123 and EITF 96-18, based on the fair value of the options granted. Fair value was measured based on the Black-Scholes pricing model assuming a risk free interest rate of 2.5%, a volatility factor of 40%, dividend yield of 0% and a contractual life of ten years.

**	Includes immediately vested 94,260 options granted to former IFL Ltd. employees subsequent to the termination of the Joint Venture (see Note 4c).

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information about options outstanding and exercisable as of December 31, 2005:

Options outstanding				Options exercisable

	Amount	Weighted		Amount
	outstanding	average	Weighted	outstanding	Weighted
	as of	remaining	average	as of	average
	December 31,	contractual	exercise	December 31,	exercise
Exercise price	2005	life	price	2005	price

		(years)
$0.09	16,000	1.38	$0.09	16,000	$0.09
$0.44 - $0.88	167,400	2.28	$0.81	167,400	$0.81
$1.25 - $1.69	368,020	3.70	$1.41	368,020	$1.41
$3.75	6,000	2.99	$3.75	6,000	$3.75
$6.25	931,149	6.09	$6.25	562,080	$6.25
$8.12 - $9.00	1,082,748	7.50	$8.99	438,620	$8.98
$13.00	389,675	8.24	$13.00	126,749	$13.00
$15.00 - $5.50	868,891	8.97	$15.50	98,650	$15.50
$18.75	4,400	6.47	$18.75	2,400	$18.75
$20.75 - $21.50	681,470	9.56	$20.83	19,332	$20.75
$29.59	189,263	6.89	$29.59	—	—

	4,705,016	7.32	$11.61	1,805,251	$6.51

      The weighted average fair values of the options granted during the years ended December 28, 2003, December 26, 2004 and December 31, 2005 were $1.16, $4.47 and $8.23 per share, respectively. Substantially all options were granted with an exercise price equal to the fair value of the shares at the date of grant. Compensation expense recognized amounted to $206, $1,170 and $4,295 for the years ended December 28, 2003, December 26, 2004 and December 31, 2005, respectively.
      e. Treasury shares:
      The treasury shares were in respect of the Company’s shares issued to an equity method investee. Until December 2004, the Company’s share in the consideration paid by the investee for the shares issued was recorded as treasury shares, which were reissued as part of the sale of the Company’s entire equity interest, see Note 4. In connection with the termination agreement, the treasury shares were deemed reissued, resulting in an increase in additional paid-in capital of $871 in December 2004.
      f. Loan to director:
      In 2000, the Company granted a loan included in subscription receivables, in the amount of $250 to one of its directors for the purchase of 60,000 restricted Ordinary shares of the Company for a price of $6.25 per share. The loan bears interest at an annual rate of 4.0% and is payable at the earlier of (1) five years from the grant date of the loan; (2) an IPO or (3) 60 days from the director’s termination of rendering services to the Company. The loan was repaid in October 2005.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 11:     RELATED PARTY BALANCES AND TRANSACTIONS
      a. Balances with related parties:

	December 26,	December 31,
	2004	2005

Loan to employee (shareholder)(3)	$207	$—
Loan to director(4)	$250	$—
Other accounts receivable and prepaid expenses (shareholder)(2)	$221	$—
Trade payables and accrued expenses (related party)(1)(2)	$885	$328

(1)	One of the related parties is a legal firm that provides services to the Company, and in which a senior partner of the firm is an immediate family member of one of the Company’s shareholders.

(2)	The above balances are derived from services provided or received in the ongoing course of business. Accordingly, these balances have normal credit terms.

(3)	The loan was repaid during 2005.

(4)	See Note 10f above.
      b. Transactions with related parties:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Revenues (shareholder and Joint Venture)	$6,440	$8,425	$—
Sales and marketing expenses (shareholder and related party)	$529	$925	$86
General and administrative expenses (related party)	$536	$612	$586
Interest income (Joint Venture)	$272	$604	$—
Issuance expenses (recorded in shareholders’ equity)	$—	$195	$220
NOTE 12:     TAXES ON INCOME
      a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:
      In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the CPI.
      b. Tax benefits under the Law For Encouragement of Capital Investments, 1959:
      In 1998, the Company’s investment plan in equipment in the amount of approximately $2,200 received approval in accordance with the Law for the Encouragement of Capital Investments, 1959 (“Approved Enterprise” status). In 2000 and 2002, the Company’s additional investment programs totaling $2,485 and $6,615 were granted “Approved Enterprise” status. The Company has chosen to receive its benefits through the “Alternative Benefits” track, and as such, is eligible for various tax benefits. These benefits include accelerated depreciation of equipment used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rate (25%) for an additional period of up to five years. The 25% rate may be reduced further, depending on the rate of foreign share ownership in the Company.
      The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier (2011-2015). The entitlement to the above benefits is conditional upon Saifun fulfilling the conditions stipulated by the above law, regulations published

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and Saifun may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is meeting all of the aforementioned conditions.
      As of December 31, 2005, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently — 25%). The Company’s board of directors does not intend to distribute any amounts of its undistributed tax exempt income as dividends.
      Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 35% for the 2004 tax year and 34% for the 2005 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 — 31%, in 2007 — 29%, in 2008 -27%, in 2009 — 26% and in 2010 and thereafter — 25%.
      Due to reported losses for tax purposes, the benefit period under the “Approved Enterprise” program has not yet commenced.
      c. As of December 31, 2005, Saifun Semiconductors Ltd. had carryforward losses in the amount of approximately $22,000, including a carryforward capital loss amounting to approximately $5,300, which may be carried forward indefinitely. As of December 31, 2005, carryforward losses related to Saifun Semiconductors USA, Inc. amounted to approximately $2,495 and have an expiration date of 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2005, carryforward losses related to Saifun BVI (Limited) amounted to approximately $3,300, which may be carried forward indefinitely. After the carryforward losses are utilized, the Company will be subject to Israeli income tax, which will be considered a “deemed dividend” and taxed at a tax rate of 25%.
      The Company expects that during the period in which these tax losses related to Saifun Semiconductors Ltd. are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      d. Income (loss) before taxes on income is comprised as follows:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Israel*	$(14,483)	$(36,824)	$45,356
Foreign	(707)	(1,080)	(849)

	$(15,190)	$(37,904)	$44,507

*	Includes loss attributed to Saifun BVI (Limited).
      e. Deferred income taxes:
      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 26,	December 31,
	2004	2005

Operating loss carryforwards (Saifun Semiconductors USA, Inc. and Saifun BVI (Limited))	$432	$1,848
Valuation allowance	(432)	(1,848)

Net deferred tax asset	$—	$—

      Management currently believes that it is more likely than not that the deferred tax assets related to the carryforward losses of Saifun Semiconductors USA, Inc. and Saifun BVI (Limited) will not be realized in the foreseeable future. Accordingly, a valuation allowance has been recorded for the entire amount.
NOTE 13:     MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION
      The Company manages its business on a basis of one reportable segment.
      a. Revenues are attributed to geographic areas based on location of end customers as follows:

	Year ended

	December 28,		December 26,		December 31,
	2003		2004		2005

Taiwan	$5,168		$11,417		$14,047
Israel	6,440	*	7,276	*	32
United States	2,656		7,701		9,265
Japan	192		3,022		9,793
Germany	—		1,150		44,796
Other	—		—		668

	$14,456		$30,566		$78,601

*	Includes mainly services provided to the Joint Venture through IFL Ltd.
      b. Long-lived assets:
      Substantially all of the Company’s long-lived assets are located in Israel.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      c. Sales to major customers representing more than 10% of total revenues are as follows:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Licensing and services:
Customer A	36%	37%	18%
Customer B	18%	25%	12%
Customer C	45%	28%	57%
NOTE 14:     FINANCIAL INCOME, NET

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Income:
Interest on cash equivalents, marketable securities and premium on held-to-maturity marketable securities	$677	$555	$2,163
Foreign currency exchange differences	148	487	—
Interest from loans issued to equity method investees	251	604	—
Interest from loans to employees	99	120	108
Expenses:
Bank commissions	(38)	(67)	(46)
Foreign currency exchange differences	—	—	(476)

	$1,137	$1,699	$1,749

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 15:     NET EARNINGS (LOSS) PER SHARE
      a. The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended

	December 28,	December 26,	December 31,
	2003	2004	2005

Numerator:
Net earnings (loss)	$(15,190)	$(37,904)	$44,507
Allocation of undistributed earnings to Convertible Preferred shares	—	—	(39,529)

Numerator attributed to Ordinary shares after allocation of undistributed earnings	$(15,190)	$(37,904)	$4,978

Denominator:
Weighted average number of Ordinary shares outstanding during the year used to compute basic net earnings (loss) per share (in thousands)	16,896	16,927	29,453 *
Incremental shares attributable to exercise of outstanding options and warrants (in thousands)	—	—	2,494

Weighted average number of Ordinary shares outstanding during the year used to compute diluted net earnings (loss) per share (in thousands)	16,896	16,927	31,947

Basic earnings (loss) per Ordinary share from continuing operations	$(0.89)	$(1.81)	$0.46

Basic loss per Ordinary share from discontinued operations	$(0.01)	$(0.43)	$(0.29)

Basic net earnings (loss) per Ordinary share	$(0.90)	$(2.24)	$0.17

Diluted earnings (loss) per Ordinary share from continuing operations	$(0.89)	$(1.81)	$0.36

Diluted loss per Ordinary share from discontinued operations	$(0.01)	$(0.43)	$(0.20)

Diluted net earnings (loss) per Ordinary share	$(0.90)	$(2.24)	$0.16

*	The sum of the proportionate weighted average of Ordinary shares outstanding was calculated separately for the two periods (from December 27, 2004 until the IPO Date (November 8, 2005) and from the IPO Date until December 31, 2005). Prior to the IPO, all of the Company’s earnings were allocated to the convertible Preferred shares.

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      b. The following table sets forth the computation of pro forma basic and diluted net earnings (loss) per share that would have resulted had the Preferred shares and options been converted at the beginning of fiscal year ended December 31, 2005:

Year ended
December 31,
2005

Numerator:
Net earning	$44,507

Denominator:
Weighted average number of Ordinary shares outstanding during the year used to compute pro forma basic net earnings per share (in thousands)	24,154
Incremental shares attributable to exercise of outstanding options and warrants (in thousands)	2,087

Weighted average number of Ordinary shares outstanding during the year used to compute pro forma diluted net earnings per share (in thousands)	26,241

Pro forma basic earnings per Ordinary share from continuing operations	$2.06

Pro forma basic loss per Ordinary share from discontinued operations	$(0.22)

Pro forma basic net earnings per Ordinary share	$1.84

Pro forma diluted earnings per Ordinary share from continuing operations	$1.90

Pro forma diluted loss per Ordinary share from discontinued operations	$(0.20)

Pro forma diluted net earnings per Ordinary share	$1.70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders of Infineon Technologies Flash Ltd.
      We have audited the accompanying statements of operations, shareholders’ equity and cash flows of Infineon Technologies Flash Ltd. (the “Company”) for the year ended December 31, 2003 and the period from January 1, 2004 to December 23, 2004. In addition, we have audited the accompanying net assets in liquidation of the Company as at December 23, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As described in Note 1 to the financial statements, on December 23, 2004 the shareholders of the Company entered into a Termination Agreement, according to which the Company is intended to be dissolved on a voluntary basis during 2005, in accordance with applicable laws. Accordingly, the Company changed its basis of accounting for periods subsequent to December 23, 2004, from the going concern basis to a liquidation basis.
      In our opinion, the financial statements referred to above, present fairly in all material respects, the Company’s results of operations and cash flows for the year ended December 31, 2003 and the period from January 1, 2004 to December 23, 2004 and its net assets in liquidation as at December 23, 2004, in conformity with U.S. generally accepted accounting principles, applied on the basis described in the preceding paragraph.
/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International
Tel Aviv, Israel
August 9, 2005

INFINEON TECHNOLOGIES FLASH LTD.
NET ASSETS IN LIQUIDATION

		As of
		December 23,
	Note	2004

		US$ thousands
Assets
Cash and cash equivalents		1,736
Accounts receivable — related party	3	5,766
Other current assets	4	132
Investment in Saifun Semiconductors held for sale	5	15,014
Restricted assets for employee termination benefits	11	99
Furniture and equipment, held for sale	7	740

Total assets		23,487

Liabilities
Current maturities of long-term loans with related parties	10	6,280
Accounts payable	8	4,631
Accounts payable to related parties		6
Other current liabilities	9	264
Liability for employee termination benefits	11	124

Total current liabilities		11,305

Net assets in liquidation		12,182

The accompanying notes are an integral part of the financial statements.

INFINEON TECHNOLOGIES FLASH LTD.
STATEMENTS OF OPERATIONS (Going Concern Basis)

		For the year	For the period
		ended	ended
		December 31,	December 23,
	Note	2003	2004

		US$ thousands
Revenue from research and development agreement with related party		11,407	12,563

		11,407	12,563

Research and development expenses		10,901	13,676
Selling expenses		29	—
General and administrative expenses		475	660
Other expenses	5	—	4,986

Total operating expenses		11,405	19,322

Operating (loss) income		2	(6,759)
Interest expense, net	14	385	26

Loss before income taxes		(383)	(6,785)
Income taxes	6	—	—
Net loss		(383)	(6,785)

The accompanying notes are an integral part of the financial statements.

INFINEON TECHNOLOGIES FLASH LTD.
STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION

For the period
from December 23,
2004 to
December 23,
2004

US$ thousands
Stockholders’ equity at December 23, 2004	12,182
Liquidation basis adjustments:	—
Net assets in liquidations on December 23, 2004	12,182
Distribution to stockholders	—

Net assets in liquidations on December 23, 2004	12,182

The accompanying notes are an integral part of the financial statements.

INFINEON TECHNOLOGIES FLASH LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (Going Concern Basis)

	Issued Ordinary Shares
			Additional	Accumulated
	Shares	Amount	paid-in capital	deficit	Total

	NIS 0.01
	per share	US$ thousands
Balance as of December 31, 2002	1,000,000	2	23,718	(10,376)	13,344
Issuance of ordinary shares	634,000	2	4,000	—	4,002
Net loss	—	—	—	(383)	(383)

Balance as of December 31, 2003	1,634,000	4	27,718	(10,759)	16,963

Balance as of December 31, 2003	1,634,000	4	27,718	(10,759)	16,963
Capital contribution	—	—	1,908	—	1,908
Net loss	—	—	—	(6,785)	(6,785)
Stock based compensation	—	—	96	—	96

Balance as of December 23, 2004	1,634,000	4	29,722	(17,544)	12,182

The accompanying notes are an integral part of the financial statements.

INFINEON TECHNOLOGIES FLASH LTD.
STATEMENTS OF CASH FLOWS (Going Concern Basis)

	For the year	For the period
	ended	ended
	December 31,	December 23,
	2003	2004

	US$ thousands	US$ thousands
Cash flows from operating activities:
Net loss	(383)	(6,785)
Adjustments required to reconcile net loss to net cash from operating activities:
Depreciation	341	352
Severance benefits, net	2	11
Stock based compensation	—	96
SAR compensation expense	—	1,908
Impairment of investment	—	4,986
Increase in accounts receivable — related parties	(3,275)	(2,467)
Decrease (increase) in other assets	(173)	274
Increase (decrease) in accounts payable	(37)	4,576
Increase (decrease) in other liabilities	595	(1,915)

Net cash (used in) provided by operating activities	(2,930)	1,036

Cash flows from investing activities:
Acquisitions of equipment	(265)	(486)
Issuance of short-term loan to related party	—	(500)
Repayment of loan to related party	—	500

Net cash used in investing activities	(265)	(486)

Cash flows from financing activities:
Proceeds from (payment of) long-term loan from shareholders	(525)	—
Proceeds from the issuance of ordinary shares	4,002	—

Net cash provided by financing activities	3,477	—

Change in cash and cash equivalents	282	550
Cash and cash equivalents at beginning of period	904	1,186

Cash and cash equivalents at end of period	1,186	1,736

Supplemental cash flow information
Cash paid for interest	418	126

The accompanying notes are an integral part of these financial statements.

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(US$ in thousands, except where otherwise stated)
Note 1 — Description of Business and Basis of Presentation
      Infineon Technologies Flash Ltd., formerly Ingentix Ltd., (hereinafter “the Company”), was incorporated in Israel on March 22, 2001 (commenced operations on June 1, 2001) pursuant to the establishment of a Joint Venture Agreement (hereinafter — “the JVA”) between Infineon Technologies AG (hereinafter — “Infineon”) and Saifun Ventures Ltd. (hereinafter — “Saifun”). The Company was established to develop, produce and market non-volatile memory products. The Company changed its name to Infineon Technologies Flash Ltd. on February 13, 2003.
      As of the balance sheet date, the Company’s sole shareholder is Infineon. Infineon initially held 70% and Saifun 30% of the equity interests in the Company. On December 23, 2004, Infineon and Saifun consummated an Agreement on Termination of Joint Venture Agreement and Related Transaction (hereinafter — “the Termination Agreement”). Pursuant to the Termination Agreement, Saifun sold and transferred its entire interest, consisting of 490,000 ordinary shares in the Company to Infineon. As a result of Infineon’s acquisition on December 23, 2004, Infineon became the sole shareholder of the Company and held 100% of the Company’s shares.
      Concurrent with the foundation of the Company, Infineon and Saifun also established another joint venture, Infineon Technologies Flash GmbH & Co. KG, formerly Ingentix GmbH & Co. KG, (hereinafter “Flash Germany”), which is based in Germany.
      As part of the foundation of the Company, Saifun and Infineon each agreed to license certain patented technology to the Company to develop Non Volatile Memory (“NROM”) code and data flash products, with royalties payable on the sale of such products. Through December 23, 2004, the Company was not engaged in product sales activities.
      In August 2003, the Company entered into a research and development agreement with Flash Germany (hereinafter — “the R&D agreement”). The R&D agreement provided for the retroactive reimbursement of all “direct and indirect costs” plus a margin, as defined in the R&D agreement, incurred by the Company in connection with research and development efforts undertaken at the direction of Flash Germany since March 2003. Payments for research and development projects were not contingent upon the success of such development efforts. In connection with the Termination Agreement, the R&D agreement was terminated.
      The Company is organized in one operating segment, Flash memory products. On a geographic basis, all assets are held in Israel and all revenues are derived from Flash Germany.
      In connection with the Termination Agreement, Infineon acknowledged that it has the intention of taking all necessary steps to facilitate and procure the voluntary dissolution of the Company. The Company is intended to be dissolved during 2005, on a voluntary basis, in accordance with applicable laws. Accordingly, the key features of Infineon’s plan to dissolve the Company are to (1) file a Certificate of Dissolution with the Registrar of Companies; (2) cease conducting normal business operations, except as may be required to wind up the Company’s business affairs; (3) attempt to convert all of the Company’s remaining assets into cash or cash equivalents in an orderly fashion; (4) pay or attempt to adequately provide for the payment of all of the Company’s known obligations and liabilities; and (5) distribute in one or more liquidating distributions all of the Company’s remaining assets to Infineon.
Note 2 — Significant Accounting Principles
      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)

A.	Basis of presentation
      The financial statements for the period January 1, 2004 to December 23, 2004 and for the year ended December 31, 2003 were prepared on a going concern basis of accounting, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. As a result of Infineon’s plan to dissolve the Company and the imminent nature of the liquidation, the Company adopted a liquidation basis of accounting effective December 23, 2004. This basis of accounting is considered appropriate when, among other things, liquidation of a company is probable and the net realizable value of assets is reasonably determinable. Under this basis of accounting, assets are valued at their estimated net realizable values and liabilities are stated at their estimated settlement amounts.
      The conversion from a going concern to liquidation basis of accounting required management to make estimates and judgments. In order to record assets at their estimated net realizable value and liabilities at their estimated settlement amounts under the liquidation basis of accounting on the one hand and due to the fact that most of the assets were sold to Infineon on the other hand, the Company did not have to record any adjustments to record its assets and liabilities to fair value as of December 23, 2004, the date of adoption of the liquidation basis of accounting.

B.	Use of estimates
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.	Functional and reporting currency
      The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“Dollar” or “US$”), which is also its reporting currency.
      The Company’s transactions and balances denominated in U.S. Dollars are presented at their original amounts. Non-Dollar transactions and balances have been remeasured to U.S. Dollars in accordance with Statement of the Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, of the Financial Accounting Standards Board (“FASB”). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-Dollar currencies, principally accounts payable and loans from related parties, are reflected in the Statements of Operations as interest income or expenses, as appropriate.
      The exchange rate of U.S. Dollar and New Israel Shekel (NIS) is as follows:

Exchange rate
of US$1

December 23, 2004	NIS 4.336
December 31, 2003	NIS 4.379

D.	Cash and cash equivalents
      Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents amounted to $1,303 at December 23, 2004.

E.	Investment in Saifun Semiconductor Ltd.
      Investments in ordinary shares of Saifun are accounted for at cost, because they are currently not marketable.

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
      The Company assesses declines in the value of cost method investments to determine whether such declines are other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment for a period sufficient to allow for any anticipated recovery in value.
      During the period ended December 23, 2004, the Company recorded an impairment charge of $4,986 as it determined that an other-than-temporary decline in the fair value of the investment in Saifun had occurred, pursuant to the provisions of this policy.

F.	Furniture and equipment
      Furniture and equipment is valued at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.
      Annual depreciation rates are as follows:

Computers, software and auxiliary equipment	33%
Furniture and office equipment	6 - 10%
Lab equipment	33%
Leasehold improvements	10%
      Furniture and equipment held for sale are presented as current assets at their estimated sale value less selling costs at December 23, 2004.
      Pursuant to the terms of the Termination Agreement, on January 2005, Infineon Flash KG. purchased all equipment held by the Company for its carrying value as of the date of disposal.

G.	Impairment of long-lived assets
      The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset (asset group) to future net cash flows expected to be generated by the asset (asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds its fair value. Fair value is generally estimated based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

H.	Financial instruments
      The fair value of the Company’s loan and accounts receivable and accounts payable from related parties, as well as cash and cash equivalent and accounts payable, approximate its carrying value due to their short-term nature.

I.	Revenue recognition
      Revenue, to date represents revenue from research and development agreements with a related party, is recognized, pursuant to SEC Staff Accounting Bulletin (“SAB”) 104, when persuasive evidence of an

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
arrangement exists, the price is fixed or determinable, services are performed and collectibility is reasonably assured.
      Revenue from related parties, principally Flash Germany, is recognized based on the contract between the parties, at the time services are rendered. The research and development agreement between the parties provides that such services be charged to Flash Germany on a basis of all direct and indirect costs plus a service fee on all non-subcontracted work performed.

J.	Income taxes
      The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS 109”).
      Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

K.	Research and development costs
      Research and development costs are expensed as incurred.

L.	Stock compensation plans

(1)	Stock appreciation rights plan
      The Company has awarded its employees stock appreciation rights (“SARs”) which were based on shares of Saifun. At the Company’s inception, it acquired Saifun’s shares for this purpose. Due to the terms of the SAR plan, the awarded SARs were accounted for as a written option and recorded at fair value with the corresponding compensation expense recognized over the vesting period. As described in Note 13, subject to the vesting periods, the ultimate exercise of the SARs was contingent on the occurrence of an initial public offering (“IPO”) of Saifun. The fair value of the SARs was determined based on, amongst other factors, the volatility of Saifun’s share price, the exercise price of the SARs and the probability of a Saifun’s IPO.
      As described in Note 1, the Company will be dissolved during 2005 and the shareholders have agreed to terminate the SAR plan and Saifun, which re-employed the majority of the employees, assumed any and all liabilities and obligations arising out of the plan (see Note 13).

(2)	Stock-based compensation plan to employees granted by Saifun
      The Company has adopted the provisions of EITF Issue No. 00-12 “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee”. Accordingly, the Company has recognized the costs of the stock-based compensation incurred by Saifun, and a corresponding capital contribution. The stock-based compensation costs were recorded based on fair value in accordance with SFAS 123, “Accounting for Stock-Based Compensation”, and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in conjunction with Selling, Goods or Services”.
      The Company recognized stock based compensation expense of $96 during the period from January 1, 2004 to December 23, 2004, related to the issuance by Saifun of stock options to the employees of the Company.

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)

M.	Other comprehensive income (loss)
      For the year ended December 31, 2003, and the period from January 1, 2004 to December 23, 2004, net loss equaled comprehensive income (loss) since the Company did not have any items of other comprehensive income (loss).

N.	Recent accounting pronouncements

a.	FASB Statement No. 123 (Revision 2004), Share-Based Payment
      In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS No. 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, or liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation.
      SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R, in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error.
      The provisions of SFAS No. 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006.
      Since the Company does not have any outstanding granted options to employees (see Note 13) and it is intended to be dissolved during 2005, the adoption of SFAS 123R is not expected to have any impact on future results of operations.

b.	EITF 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments
      In November 2003, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1) regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS 124. In March 2004, the FASB ratified other consensus reached by the Task Force on EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends to reconsider EITF 03-1 in its entirety, and all other guidance on disclosing, measuring, and recognizing other-than temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature. The Company has adopted the disclosure provisions of EITF 03-1 in its financial statements.
Note 3 — Accounts Receivable — Related Party
      Accounts receivable represent amounts to be reimbursed by Flash Germany for research and development services rendered by the Company, pursuant to an agreement entered in March 2003 with retroactive effect (see Note 1 and Note 15).
Note 4 — Other Current Assets

December 23,
2004

Government institutions — VAT	125
Government institutions — tax	—
Prepaid expenses	—
Advances to services providers and others	7

132

Note 5 — Investment in Saifun Semiconductors
      Upon incorporation, the Company acquired Saifun’s ordinary shares (representing a 4.57% shareholding at December 23, 2004) for $20 million. The shares were held by a Trustee to settle all transactions related to the Company’s SAR plan (see Note 13).
      During the period ended December 23, 2004, the Company recorded an impairment charge of $4,986 as it determined that an other than temporary decline in the fair value of the investment in Saifun had occurred, pursuant to the provisions of its investment impairment policy.
      As a result of the execution of the Termination Agreement and the Infineon plan to dissolve and dispose of the Company, the investment in Saifun has been reclassified as a current asset held for sale at December 23, 2004.
      Subsequent to the balance sheet date, in January 2005, the Company sold the investment in Saifun to Infineon in consideration for a payment of $16,620.

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
Note 6 — Income Taxes

A.	Loss before income taxes is attributable to the following geographic locations for the year ended December 31, 2003, and the period from January 1, 2004 to December 23, 2004:

	For the year	For the period
	ended	ended
	December 31,	December 23,
	2003	2004

Israel	(383)	(4,877)
Foreign	—	—

	(383)	(4,877)

B.	Reconciliation of income tax expense:
      The corporate tax rate applicable to the Company’s taxable income for 2003 is 36%, and for 2004 is 35% (see D hereunder). A reconciliation of income taxes for the year ended December 31, 2003, and the period from January 1, 2004 to December 23, 2004, determined using the Israel corporate tax rate after certain adjustments for changes in the Israeli Consumer Price Index (CPI) is as follows:

	For the year	For the period
	ended	ended
	December 31,	December 23,
	2003	2004

Loss before income taxes	(383)	(4,877)
Israel corporate tax rate	36%	35%

Expected benefit at the statutory tax rate	138	1,707
Decrease in tax loss resulting from non-deductible expenses	(33)	(59)
Effect of change in tax rates	—	(108)
Increase in tax loss resulting from other	28	1
Valuation allowance	(133)	(1,541)

Income tax	—	—

C.	Components of deferred income tax
      Deferred income taxes were provided for temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SFAS No. 109 creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
local currency into U.S. Dollars using historical exchange rates and that result from (i) changes in exchange rates or (ii) indexing for tax purposes.

December 23,
2004

Net operating loss carryforward	5,371
Accrued employee rights	38

Deferred tax asset	5,409
Valuation allowance	(5,409)

Net deferred tax asset	—

      The Company had operating loss carryforwards for tax purposes, as of December 23, 2004 of approximately $15,346, which included $4,986 derived from the impairment of the investment in Saifun, which will be recognized for tax purposes in 2005 upon the sale of the shares.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize tax loss carryforwards or tax credits before their expiration.
      In determining the potential requirement to establish a valuation allowance, the Company evaluated all positive and negative evidence, including the Company’s historical operating losses, its April 2003 research and development agreement with Flash Germany, its investment in shares of Saifun and its intended dissolution. The underlying assumptions utilized in forecasting its future taxable income require judgment and may be subject to revisions based on future business developments. As a result of this assessment, the Company has recorded a full valuation allowance on its deferred tax assets.

D.	Change in tax rates
      On June 29, 2004, the Knesset passed Income Tax Ordinary Amendment (No. 140 and Temporary Order) — 2004 (the “Amendment”).
      The Amendment provides a gradual reduction in the Company’s tax rate from 36% to 30% in the following manner: in 2004 the tax rate was 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
Note 7 — Furniture and Equipment, net

	Computers,
	software and	Furniture
	auxiliary	and office	Lab	Leasehold
	equipment	equipment	equipment	improvements	Total

Cost:
December 31, 2003	455	76	586	121	1,238
Additions	82	8	365	31	486

December 23, 2004	537	84	951	152	1,724
Accumulated depreciation:
December 31, 2003	247	10	352	23	632
Depreciation	142	8	188	14	352

December 23, 2004	389	18	540	37	984

Furniture and equipment, net
December 23, 2004	148	66	411	115	740

*	Property, plant and equipment, net, intended for sale is presented as current assets. According to the Termination Agreement, the Company will sell and transfer to Flash Germany its tangible assets at their net book value.
Note 8 — Accounts Payable

	December 23,
	2004

Trade payables — invoiced	4,601	*
Trade payables — accrued	30

	4,631

*	Including $4,560 payable to Saifun (former shareholder), (see Note 1), which was paid in January 2005.
Note 9 — Other Current Liabilities

December 23,
2004

Employees and payroll accruals	207
Liability for vacation and recreation pay	57

264

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
Note 10 — Long-Term Loan From Related Parties

December 23,
2004

Loans from related parties — current Loan from shareholder(1)	6,280

Loans from related parties — long term Loan from shareholder(1)	—

(1)	The Company received an unsecured loan from Saifun in May 2001 in the amount of $6,280 for 36 months. The loan bore interest at an annual rate of 4%. On February 20, 2004, Saifun agreed to extend the maturity of the loan until October 2004.

Pursuant to the terms of the Termination Agreement, Saifun assigned the loan to Infineon. The loan was repaid during 2005.

Interest expense for the year ended December 31, 2003 and for the period from January 1, 2004 to December 23, 2004 were $377 and $123, respectively.
Note 11 — Employee Benefits
      In accordance with Israeli law and labor agreements, the Company is required to pay severance benefits to employees’ voluntarily leaving and including termination, under specified circumstances. The Company’s liability for severance benefits is funded through the deposits made with insurance carriers for the purchase of insurance policies.
      At December 23, 2004, the Company has accrued for such employee termination benefits in accordance with the required formula pursuant to Israeli labor law and the Company’s labor agreements. At December 23, 2004, restricted assets for employee termination benefits represent the deposits made with insurance companies, which may be subject to withdrawal by the Company under conditions specified by Israeli labor law and the Company’s labor agreements.
      Pursuant to the Termination Agreement, the Company terminated the employment of most of its employees on December 23, 2004. Therefore, the Company’s liability for severance benefits for the remaining employees and the Company’s restricted assets for such employee termination benefits at December 23, 2004, are presented as current liabilities and current assets, respectively.
Note 12 — Commitments and Contingencies

A.	Commitments
      The Company has entered into motor vehicle operating lease agreements for the lease of 18 motor vehicles for a period of three years. The Company deposited $43 pursuant to the terms of the operating lease agreements.
      The Company has also entered into an agreement for the sub-lease of office premises from Saifun for a period of 60 months commencing November 15, 2001, with renewal options for additional periods aggregating up to 60 months (first option — 24 months, second option — 36 months).
      In connection with the Termination Agreement, the Company shall assign to Saifun the car lease agreements used by its employees. Saifun shall terminate the sublease agreement with the Company.
      Rental expenses were $370 and $345, for the year ended December 31, 2003, and the period from January 1, 2004 to December 23, 2004, respectively.

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)

B.	Contingencies
      In October 2002, a lawsuit was filed against the Company by the Company’s former chief executive officer. The lawsuit seeks damages of NIS 1,200 thousand ($280) in wage differences and a declaration of entitlement to purchase 420,000 SAR’s (see Note 13). Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company, based on its legal counsel’s opinion, believes that it has valid and meritorious defenses and will likely prevail in this action. Accordingly, no provision in the accompanying financial statements has been made relating to this litigation.
Note 13 — Stock Appreciation Rights Plan
      Pursuant to the terms of the April 2001 Joint Venture Agreement, Infineon and Saifun agreed to implement a Stock Appreciation Rights Plan (“the Plan”) for the Company.
      Upon incorporation, the Company purchased ordinary shares of Saifun (“Saifun’s Shares”) and transferred them to an independent trustee (the “Trustee”). The agreement between the Company and the Trustee provided, inter alia, that Saifun’s Shares will be held in trust in connection with the Plan and will be utilized to fund the liabilities of the Plan. The Saifun Shares would have been subject to the liabilities of the creditors of the Company in the event of insolvency.
      Pursuant to the provisions of the Plan, SARs were issued at an exercise price established by the Plan administrator, generally at fair value at the date of grant. The holders of the SARs were entitled to receive either in cash or Saifun shares in an amount based upon the increase in aggregate value of the Company and Flash Germany, however, limited to the increase in value of Saifun ordinary shares, with carryforward features for any shortfalls. The SARs vest over a five year period.
      Pursuant to a June 2003 amendment, the SAR plan was retroactively amended to value each SAR at an amount equivalent to one-half of an ordinary share of Saifun stock payable either in cash or in ordinary shares of Saifun. On October 24, 2003, the Board of Directors passed a resolution prohibiting any further SAR issuance.
      The Plan was terminated pursuant to the provisions of the Termination Agreement. As a result of the employment by Saifun of the employees terminated by the Company, Saifun agreed to assume the obligations provided under the Plan to these employees.
      The SAR would have been vested according to the following vesting schedule:

Portion of grants	Vesting (in months)

40%	24
20%	36
20%	48
20%	60
      Subject to the above vesting periods, the SARs should not have been exercisable until the later of: (i) January 1, 2005, or (ii) consummation of Saifun’s initial public offering. Since the ultimate exercisability was contingent on the occurrence of a Saifun’s IPO, compensation expense was based on an assessment of the probability of the occurrence of a Saifun’s IPO at the balance sheet date.
      Through December 31, 2003, the Company determined that the probability of consummation of a Saifun IPO was remote and, accordingly, compensation expense related to the awarded SARs was immaterial. Upon increased likelihood of the consummation of a Saifun IPO, during the first three quarters of 2004, the

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)
Company was required to immediately recognize compensation expense related to the vested portion of the previously issued SARs at that date. Since the SAR plan has been aborted in connection with the Termination Agreement, the net SARs liability amounting to $1,908 was reclassified as a shareholder contribution.
      The changes in the number of SARs outstanding during the period indicated was as follows:

		Weighted
	Number of	average
	SARs	exercise price

	US$	US$
Balance at December 31, 2002	872,650	3.27
Granted	50,000	3.12
Forfeited	(196,700)	3.23

Balance at December 31, 2003	725,950	3.27
Granted	—	—
Forfeited, including terminated (see above)	(725,950)	3.27

Balance at December 23, 2004	—	—

Note 14 — Interest Expenses, Net
      Interest expenses, net, consists of:

	For the year	For the period
	ended	ended
	December 31,	December 23,
	2003	2004

Interest expense on loans from related parties*	377	123
Exchange rate differential on short-term bank deposits	17	(91)
Interest income on short-term bank deposits	(26)	(19)
Other	17	13

	385	26

*	See also Note 15B.
Note 15 — Related Parties

A.	Related party balances arise from the ordinary course of business and are as follows:
      The Company had transactions in the normal course of business with Infineon and Saifun, including research and development agreements and financing agreements, as well as royalty and software licensing agreements.
      Related parties’ balances are reflected in the balance sheet as follows:

December 23,
2004

Accounts receivable (Note 3)	5,766
Accounts payable	6
Loans (Note 10)	6,280
      All of the above-mentioned amounts were settled during the first months of 2005.

INFINEON TECHNOLOGIES FLASH LTD.
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(US$ in thousands, except where otherwise stated)

B.	Related party transactions were reflected in the statements of operations as follows:

	For the year	For the period
	ended	ended
	December 31,	December 23,
	2003	2004

Revenues Flash Germany	11,407	12,563
Expenses associated with related parties:
Research and development costs:
Infineon	203	20
Saifun	6,746	7,435

	6,949	7,455

General and administrative expenses:
Infineon	—	—
Saifun	97	51

	97	51

Interest expenses:
Infineon	126	—
Saifun	251	123

	377	123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and the General Partner of
Infineon Technologies Flash GmbH & Co. KG:
      We have audited the accompanying balance sheet of Infineon Technologies Flash GmbH & Co. KG as of December 23, 2004, and the related statements of operations, partners’ equity, and cash flows for the year ended December 26, 2003 and the period ended December 23, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies Flash GmbH & Co. KG (the “Company”) as of December 23, 2004, and the related statements of operations, partners’ equity, and cash flows for the year ended December 26, 2003 and the period ended December 23, 2004, in conformity with accounting principles generally accepted in Germany.
      Accounting principles generally accepted in Germany vary in certain significant respects from U.S. generally accepted accounting principles. Application of U.S. generally accepted accounting principles would have affected partners’ equity as of December 23, 2004 and results of operations for the year ended December 26, 2003 and the period ended December 23, 2004 to the extent summarized in Note 6 to the financial statements.
      The Company has incurred operating losses since inception, with a net loss of € 70,969,000 during the period ended December 23, 2004, and has an accumulated deficit of € 122,783,000 at December 23, 2004. As described in note 5, the Company is dependent on its partner, Infineon Technologies AG, currently in the form of financing agreements, to sustain its operations.
Dresden, Germany
August 9, 2005
/s/ KPMG Deutsche Treuhand AG
KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
STATEMENTS OF OPERATIONS
For the period ended December 23, 2004 and the year ended
December 26, 2003
(€ in thousands)

	For the period	For the year
	ended	ended
	December 23,	December 26,
	2004	2003

1. Net sales	46,839	35,133
2. Cost of goods sold	(60,021)	(33,434)

3. Gross profit (loss)	(13,182)	1,699
4. Research and development expenses	(44,016)	(31,550)
5. Selling expenses	(6,948)	(3,588)
6. General and administrative expenses	(6,040)	(4,534)
7. Other operating income	23,136	3,346
8. Other operating expenses	(9)	(2)
9. Other interest and similar income — thereof from affiliated parties: € 26 (2003: € 48)	65	96
10. Interest and similar expenses — thereof to affiliated parties: € 1,862 (2003: € 26)	(2,480)	(82)

11. Net loss	(49,474)	(34,615)

The accompanying notes are an integral part of the financial statements.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
BALANCE SHEET
As of December 23, 2004 (€ in thousands)

			December 23,
			2004

Assets
A.	Fixed assets
	I.	Intangible assets	82
	II.	Property, plant and equipment, net
		1. Plant and machinery	10
		2. Technical and office equipment	15,450
		3. Construction in progress	745

			16,287
B.	Current assets
	I.	Inventories	3,565
	II.	Receivables and other assets
		1. Receivables due from affiliated companies	35,416
		— thereof from partners: € 35,416
		2. Other assets	5,998

			41,414
	III.	Cash and cash equivalents	1,737

			46,716
C.	Deficit not covered by partners’ equity		61,697

			124,700

Liabilities
A.	Partners’ equity
	I.	Equity shares of limited partners	817
	II.	Reserves	32,751
	III.	Accumulated deficit	(95,265)
	IV.	Loss not covered by partners’ equity	61,697

			—

B.	Provisions
		1. Provisions for pensions and similar obligations	476
		2. Other provisions	5,249

			5,725

C.	Liabilities
		1. Trade accounts payable	2,657
		2. Accounts payable due to affiliated companies — thereof due to partners: € 110,014	115,526
		3. Other liabilities	792
		— thereof taxes: € 183
		— thereof for social security: € 172

			118,975

			124,700

The accompanying notes are an integral part of these financial statements.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
STATEMENT OF PARTNERS’ EQUITY
For the period ended December 23, 2004 and the
year ended December 26, 2003
(€ in thousands)

					Annual
					net loss	Transfer between
					before	partners
					transfer	(Termination
	December 27,		Annual	December 26,	between	Agreement, see	December 23,
	2002	Paid in	net loss	2003	partners	note 1)	2004

Infineon Technologies AG
Capital account I (capital contribution)	255	317	—	572	—	245	817
Capital account II (capital contribution)	5,709	19,762	—	25,471	—	7,280	32,751
Capital account III (earnings reserves/accumulated deficit)	—	—	—	—	—	—	—
Capital account IV (clearing account)	(5,700)	—	(24,130)	(29,830)	(44,255)	(21,180)	(95,265)

	264	20,079	(24,130)	(3,787)	(44,255)	(13,655)	(61,697)

Saifun
Capital account I (capital contribution)	245	—	—	245	—	(245)	—
Capital account II (capital contribution)	5,480	1,800	—	7,280	—	(7,280)	—
Capital account III (earnings reserves/accumulated deficit)	—	—	—	—	—	—	—
Capital account IV (clearing account)	(5,476)	—	(10,485)	(15,961)	(18,967)	34,928	—

	249	1,800	(10,485)	(8,436)	(18,967)	27,403	—

Total	513	21,879	(34,615)	(12,223)	(63,222)	13,748	(61,697)

The accompanying notes are an integral part of the financial statements.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
STATEMENTS OF CASH FLOWS
For the period ended December 23, 2004 and the
year ended December 26, 2003
(€ in thousands)

	For the period ended	For the year ended
	December 23, 2004	December 26, 2003

Net loss	(49,474)	(34,615)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,311	679
Income of tax free subsidies (Investitionszulage)	(3,610)	(849)
Book losses from deposition of fixed assets	6	—
Changes in operating assets and liabilities:
Accounts receivable related party	(32,547)	831
Inventories	(2,459)	2,516
Other assets	(760)	(764)
Provisions	2,235	2,823
Trade accounts payable	(1,674)	1,244
Accounts payable related party	18,469	5,377
Other liabilities	268	246

Net cash used in operating activities	(67,235)	(22,512)

Cash flows from investing activities:
Purchase of intangible assets	(4)	(100)
Purchase of property, plant and equipment	(12,545)	(5,463)
Proceeds from sales of property, plant and equipment	—	16

Net cash used in investing activities	(12,549)	(5,547)

Cash flows from financing activities:
Proceeds from issuance of partners’ equity	—	21,879
Proceeds from related party loans	79,400	7,550

Net cash provided by financing activities	79,400	29,429

Net change in cash and cash equivalents	(384)	1,370
Cash and cash equivalents at beginning of period	2,121	751

Cash and cash equivalents at end of period	1,737	2,121

*	Net of liabilities due to banks of € 11.
The accompanying notes are an integral part of these financial statements.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS
(€ in thousands, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation
      Infineon Technologies Flash GmbH & Co. KG, formerly Ingentix GmbH & Co. KG, (hereinafter “the Company”), was incorporated on April 17, 2001 and is based in Dresden, Germany. The Company was established to develop, produce and market non-volatile memory products. The Company changed its name to Infineon Technologies Flash GmbH & Co. KG on February 13, 2003.
      Until December 23, 2004 the company’s limited partners were Infineon Technologies AG (hereinafter “Infineon”), holding a 70% interest, and Saifun Ventures Ltd., which is based in Netanya, Israel (hereinafter “Saifun Ventures”), holding a 30% interest of the Company. Saifun Ventures is a wholly owned subsidiary of Saifun Semiconductors Ltd., Netanya, Israel (“Saifun Semiconductors”). Regulated in the Agreement on Termination of Joint Venture Agreement and Related Transactions, effective December 23, 2004, the Company became a 100% subsidiary of Infineon.
      As part of the foundation of the Company, Saifun Semiconductors and Infineon each agreed to license certain patented technology to the Company to develop Non Volatile Memory (“NROM”) code and data flash products, with royalties payable on the sale of such products.
      In August 2003, the Company entered into a research and development agreement with Infineon Technologies Flash Ltd., Israel (“Flash Israel”). The agreement provides for the reimbursement of all “direct and indirect costs”, as defined in the agreement, incurred by Flash Israel in connection with research and development efforts undertaken at the direction of the Company.
      On December 20, 2004, Infineon Technologies AG and Saifun Semiconductors Ltd. and, Saifun Ventures Ltd. (jointly “Saifun”) entered into an “Agreement on Termination of Joint Venture Agreement and Related Transactions” (the “Termination Agreement”), which provides for the terms of the termination of the Joint Venture.
      Pursuant thereto, Saifun transferred its 30% ownership interest in Infineon Flash KG, as well as its interest in the other related joint venture company, to Infineon on December 23, 2004. In accordance with the Termination Agreement, all former agreements signed between the two companies were terminated as were both companies’ rights and obligations in respect of past and existing financing agreements.
      The Termination Agreement also subjected the parties to enter into additional contracts, including an amended license agreement (the “Amended License Agreement”) which was entered into on January 13, 2005, and nullified and replaced the previous license agreement between Saifun and Infineon Flash KG. The Amended License Agreement provides the Company with a license over certain of Saifun’s NROM patented technology, subject to specified cancellation privileges. On June 28, 2005, Infineon exercised its cancellation privileges for certain of the technologies licensed, reducing its maximum remaining obligation to Saifun.
      The net consideration paid as a result of the Termination Agreement and the Amended License Agreement included cash, forgiveness of Saifun’s past and existing financing commitments, the cancellation of the existing license agreement and forgiveness of related liabilities owed to Saifun, and the Amended License Agreement. Since the above mentioned agreements were negotiated concurrently, the total consideration paid in connection with the Termination Agreement and the Amended License Agreement was allocated to the various elements based on their respective fair values. The resulting purchase price allocation resulted in goodwill at the Company’s parent level. Under US GAAP, the acquisition of the minority interest of the Company by Infineon is accounted for as a step acquisition and all purchase accounting adjustments are recorded at the Company level (see Note 6j).
      The Company has incurred operating losses since inception, with a net loss of € 49,474 (after consideration of the alteration of partners) during the period from December 27, 2003 to December 23, 2004 (€ 34,615 during the year ended December 26, 2003), and had an accumulated deficit of € 95,265 at

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 23, 2004. The Company is dependent upon the continued financial support of Infineon in the form of financing agreements, to sustain its operations (see Note 5).
      As discussed above, the Company has significant transactions and relationships with related parties. Because of these relationships, it is possible that the terms of the transactions are not necessarily the same as those that would result from transactions among unrelated parties.
      The accompanying financial statements of the Company have been prepared in accordance with the provisions of German Commercial Law (“Handelsgesetzbuch” or “HGB”) governing the accounting, valuation and classification procedures to be used by partnerships as defined in § 264a HGB and also the accounting, valuation and classification procedures to be used by large corporations. The results of operations have been prepared in accordance with the cost-of-sales format (as defined in § 275 (3) HGB).
      Infineon and its subsidiaries are hereinafter referred to as affiliated companies.

2.	Accounting and Valuation Methods
      Property, plant and equipment and intangibles assets are valued at cost of acquisition or cost of manufacture, respectively, less depreciation.
      The scheduled depreciation is based on the service life specified in the German tax depreciation tables and additions to assets have been depreciated over its service life using a straight-line or a declining balance method.
      Under HGB until December 31, 2003 all tangible fixed assets acquired were depreciated assuming a full year period of depreciation, for tangible fixed assets acquired, a half year of depreciation was assumed (in line with the tax law simplification rules stated in Chapter. 44 (2) EStR.
      With effect from January 1, 2004, all new purchased tangible fixed assets are depreciated using a straight-line method (pro rata temporis approach) for HGB purposes.
      Low value assets (up to Euro 410) have been written off in full in the year of acquisition (in accordance with § 6 (2) EStG (“Einkommensteuergesetz” or German Income Tax Rules). These assets are disclosed under acquisition and disposal in the same year.
      Inventories are valued at lower of cost and market, with cost being generally determined on the basis of an average method.
      Receivables and other assets are valued at face value. A general allowance of 1% is provided for trade accounts receivables to take the general risk exposure into account.
      The responsible tax authority confirmed a legal right for a governmental investment grant to be granted to the Company. Due to the fact that the Company made qualifying investments in the current fiscal year, which meet the conditions for the investment grant (§ 3 InvZulG 1999), receivables due from tax authorities are included in other assets of the balance sheet and the related income has been recognized.
      Cash and cash equivalents are valued at face value and — if in a foreign currency — at the rate prevailing on the date of the balance sheet.
      Provisions reflect risks currently identifiable and contingent liabilities and are valued in accordance with sound business principles. Pension provisions are valued on an actuarial basis as defined in § 6a EStG (in connection with R 41 EStR and mortality tables of Professor Dr. Klaus Heubeck from 1998) using an interest rate of 6%.
      Liabilities are presented at repayment cost. Liabilities denominated in a foreign currency are valued at the rate prevailing on the balance sheet date.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
      Revenue from products sold to customers is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured.
      Research and development costs are expensed as incurred.
      Going-concern-assumption: The Company’s financial statements are prepared on the basis of a going concern.

3.	Comments on the Balance Sheets
Assets
      Changes to individual assets and a breakdown of the annual depreciation are disclosed in the table of Movements of Fixed Assets (attached at the end of these notes).
      Other assets amounting to € 5 have a remaining term in excess of one year. All other receivables and other current assets have a remaining term not exceeding one year.
      Receivables due from affiliated companies consist of the following as of December 23, 2004:

	December 23, 2004

		Thereof
	Total	Infineon

Trade accounts receivable	31,985	31,985
Other receivables	3,431	3,430

	35,416	35,415

      There were no receivables due from associated companies as of December 23, 2004.
Partners’ equity
      The equity shares of the limited partners (capital account I) amounting to € 817 are fully paid in.
      In January 2003, Infineon increased its equity shares by € 317 pursuant to the “Amended and restated Joint Venture Agreement” dated January 9, 2003 and the amended Partner’s agreement, which changed the partners’ respective participation percentage. As of December 26, 2003, 70% of the equity was held by Infineon and 30% was held by Saifun Ventures.
      As of December 23, 2004, Saifun sold its 30% share of the Company to Infineon. Thereafter, the Company became a 100% subsidiary of Infineon.
Liabilities
      The Company participates in the pension plan of Infineon for its employees. Provisions for pension and similar obligations have been actuarially determined and represent the projected benefit obligation.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
      Other provisions consist of the following as of December 23, 2004:

December 23,
2004

Litigation matters	2,530
Royalty accruals	1,462
Bonus and extra payments	655
Vacation provision	325
Mark-to-market losses on derivatives	151
Other	126

5,249

      Mark-to-market losses on derivatives reflects the foreign exchange loss for contracts denominated in foreign currencies.
      Payables due to affiliated companies consist of the following as of December 23, 2004:

	December 23, 2004

		Thereof	Thereof IFL
	Total	Infineon	GmbH*

Trade accounts payable	29,138	23,693	—
Other liabilities	86,388	86,308	13

	115,526	110,001	13

*	Infineon Technologies Geschäftsführungs GmbH, Dresden
      The other liabilities due to Infineon include loans amounting to € 82,940.
      As of December 23, 2004, liabilities due to partners with a remaining term through December 31, 2005 amount to € 98,564. The remaining amount of € 11,450 at December 23, 2004 refers to loans from Infineon and have the following payment terms:

Amount
€

November 10, 2006	3,150
April 1, 2007	4,500
June 9, 2007	3,800

11,450

      All other liabilities become due within one year. All liabilities are unsecured.

4.	Comments on the Statements of Operations
Net Sales
      The net sales consist exclusively of domestic sales resulting from the sale of card products to Infineon.
Other Operating Income
      Other operating income includes government grants amounting to € 3,610 during the period from December 27, 2003 to December 23, 2004 (€ 849 during the year ended December 26, 2003) and income from waiving of loans payable to Saifun Semiconductors amounting to € 13,748 (including interest; see note 1).

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
Material Costs
      Material costs consist of the following items:

	For the period ended	For the year ended
	December 23, 2004	December 26, 2003

Cost of raw materials and supplies and goods purchased for resale	52,438	29,628

	52,438	29,628

Personnel Costs
      Personnel costs consist of the following:

	For the period ended	For the year ended
	December 23, 2004	December 26, 2003

Wages and salaries	6,890	3,550
Social security contributions and staff welfare costs	788	295

	7,678	3,845

      Social security contributions and staff welfare costs include pension costs of € 91 and € 46, for the period ended December 23, 2004 and the year ended December 26, 2003, respectively.

5.	Other Information
Employees
      During the period from December 27, 2003 to December 23, 2004, the Company had an average staff of 89 employees. During the year ended December 26, 2003, the Company had an average staff of 48 employees (all figures including part-time staff). These employees have been engaged primarily in the area of product development and marketing.
Stock Options
      The employees of the Company have been granted Infineon stock options pursuant to Infineon’s stock option plans. The exercise price of the stock options equal to or exceeded the market price of the underlying Infineon shares on each grant date. If such options are exercised, the employees are given Infineon shares in exchange for payment of the exercise price to Infineon.
Financial Obligations and other financial commitments
      The Company had no financial obligations and commitments as defined in § 251 HGB and § 268 (7) HGB as of December 23, 2004.
      Financial obligations in connection with purchase orders as of December 23, 2004 arose in the normal course of business activities.
      On January 9, 2003, the Company entered into a license agreement with Saifun Semiconductors. Subject to this license agreement the Company is obliged to pay license fees amounting to USD 10 million, of which USD 7 million were due on July 1, 2004 and USD 3 million will become due on July 1, 2005. The license fees are only payable if the Company has sufficient net income. Since the Company incurred net losses during the periods ended December 23, 2004, no accrual was recorded for this contingent obligation.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
      Infineon entered into a new license agreement with Saifun effective January 13, 2005 and terminated the January 9, 2003 license agreement. On June 28, 2005, Infineon exercised its cancellation privileges for certain of the technologies licensed according the new license agreement.
Distribution of net income/loss
      According to § 17(3) of the partnership agreement, net losses of the Company are distributed to the partners in proportion to their capital contribution, provided that the legal regulations that govern the limited liability of the limited partners do not state otherwise.
Bodies of the Company
      The bodies of the Company consist of:

•	the managing partner,

•	board of directors and

•	the partners’ assembly
      Infineon Technologies Flash Geschäftsführungs GmbH (full partner without capital contribution), Dresden (formerly Ingentix Geschäftsführungs GmbH, Munich) is the managing partner. The nominal capital of the managing partner amounts to € 41.
      As long as acting exclusively for the Company the managing partner receives a reimbursement of all costs and expenditures occurring from its managing duties in accordance with § 15 (1) of the partnership agreement. In addition the managing partner receives a variable payment for assuming the liability risk and its managing duties according to § 15 (2) of the partnership agreement.
      Responsible general manager of Infineon Flash Geschäftsführungs GmbH are:

•	Mr. Dr. Peter Kücher (from February 26, 2003 to October 1, 2004)

•	Mr. Ramy Langer (from February 26, 2003 to February 15, 2005)

•	Mr. Frank Tillner (since October 1, 2004)

•	Mr. Dr. Michael Majerus (from February 25, 2005 to May 31, 2005)
      Total remuneration of the general management amounted to € 408 for the period from December 27, 2003 to December 23, 2004 and to € 183 for the period from December 28, 2002 to December 26, 2003.
      The Company established a board of directors (“Beirat”) according to § 10 of its partnership agreement. In the reporting period the following persons were members of this board:

•	Thomas Seifert (Chairman), Group Vice President and General Manager Memory Products Group of Infineon, was appointed member of the board of directors, effective as of July 20, 2004

•	Dr. Michael Majerus, Group Vice President Finance and Business Administration Memory Products Group of Infineon, was appointed member of the board of directors, effective as of February 19, 2003

•	Dr. Harald Eggers, former Chief Executive Officer Memory Products Group of Infineon, was appointed member of the board of directors, effective as of February 19, 2003 and belonged to the board until July 20, 2004

•	Michael Buckermann, General Manager Business Unit Computing, Memory Products Group of Infineon, was appointed member of the board of directors, effective as of February 19, 2003 and belonged to the board until May 20, 2005

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

•	Dr. Boaz Eitan (Deputy Chairman) Founder and Chief Executive Officer, Saifun Semiconductors, was elected member of the board of directors by a partner’s resolution, as of May 21, 2001 and belonged to the board until December 23, 2004

•	Kobi Rozengarten, President, Saifun Semiconductors, was elected member of the board of directors by a partner’s resolution, as of May 21, 2001 and belonged to the board until the December 23, 2004
      The members of the board of directors do not receive any salary for their services.
Group Relationship
      According to § 290 (1) HGB, the Company is an affiliated company of Infineon and is included in the consolidated financial statements of Infineon. Such consolidated financial statements are published in the Federal Office Gazette and are available at the Munich commercial register.
Risk of Insolvency and Financing
      As of December 23, 2004, the Company had a deficit not covered by partners’ equity amounting to € 61,697. The Company has also forecasted an increased loss in the 2005 financial year.
      The Company has forecasted in its 2005 operational budget to have cash outflows in the 2005 financial year due to further R&D expenditures, capital expenditures, and increased receivables associated with increasing revenues. The Company also forecasts operating losses beyond the 2005 financial year. The Company’s liquidity requirements are planned to be financed by further loans from Infineon. The Company also plans to apply for additional government grants.
      As a result of the Company’s over-indebtedness, and to assure liquidity, both Infineon and Saifun Semiconductors had issued financing undertakings pursuant to an agreement dated May 11, 2004, aggregating € 114,000. Pursuant to this agreement, Infineon extended credit up to € 83,400 and Saifun Semiconductors extended credit up to € 30,600. In connection with these credit lines, Infineon and Saifun Semiconductors had each issued a subordination agreement for € 51,800 and € 22,200, committing not to pursue its subordinated claims against the Company for as long as and insofar as the partial or complete settlement of these claims would lead to over-indebtedness on part of the Company within the meaning of § 19 InsO (Germany Insolvency law). In connection with the Termination Agreement entered into on December 20, 2004, all loans outstanding from Saifun Semiconductors were waived, and the existing partners’ subordination agreements were cancelled.
      Infineon extended credit aggregating to € 82,940 as of December 23, 2004. Subsequent to the date of the accompanying financial statements, Infineon and one of its wholly owned subsidiaries issued new financing guarantees up to € 172,000 and subordination agreements for € 170,000.
      For reasons stated above, the Company’s financial statements are prepared on a going-concern basis.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.	Summary of Significant Differences between Accounting Principles Followed by the Company and Generally Accepted Accounting Principles in the United States
      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles of the German Commercial Law (“HGB”), which differ in the following respects from generally accepted accounting principles in the United States (“U.S. GAAP”) as related to the Company:
a) Assets depreciation
      There are alternatives allowed in HGB in terms of depreciation methods and useful life measurements, which cause differences in book value of depreciable assets. As a result, due to differences in book value basis, different amounts are recognized as gains or losses in the course of assets disposals. The following table illustrates the different depreciation methods applied:

	US GAAP		German HGB

	Years of	Depreciation	Years of	Depreciation
	useful life	method	useful life	method

Technical equipment	5	Straight-line	10	Straight-line*
Office and general equipment	3	Straight-line	8	Straight-line*
Testing machinery	3	Straight-line	8	Straight-line*
Communication equipment	3	Straight-line	6	Straight-line*

*	since January 1, 2004 for all new purchased fixed assets. For the fixed assets purchased until December 31, 2003 the initial depreciation method was maintained.
      In addition, as explained in c) below, the different recognition of government grants and subsidies under U.S. GAAP and HGB also causes differences in depreciation.
b) License amortization
      Under HGB, expenses are accrued only when they are not subject to a condition that is dependent on future operating income and when potential cash outflow is reasonably assured. Therefore, the non-refundable licensee fees payable to Saifun Semiconductors have not been expensed, nor was the liability accrued, since as per the contract, such amounts are only payable out of Company’s profits, as defined. However, under U.S. GAAP, such contractual obligations are deemed probable and entail probable future sacrifices of economic benefits arising from present obligations of the Company. Accordingly, the acquired technologies are capitalized as intangible assets, and amortized over the useful life of the technology.
c) Grants recognition
      Under HGB, non-taxable investment grants and interest subsidies are usually recognized in income in full when the claim is validated. Under U.S. GAAP, these amounts are deferred and recognized as a reduction of depreciation expense over the useful life of the corresponding assets.
d) Pension obligations
      Under U.S. GAAP, pension obligations are recognized based on the projected benefit obligation using the projected unit credit method. This is also permitted under HGB. However, due to different valuation methods and assumptions on certain economic parameters such as inflation and tax rates, the amounts accrued in each period are different.

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

e)	Stock-based compensation and contribution by partner
      Under U.S. GAAP, the Company recognized compensation costs related to stock options granted by Saifun to the Company’s employees with a corresponding capital contribution. The stock-based compensation cost was based on fair value using an option pricing model.
f) Distribution to partner
      Under U.S. GAAP, the excess in the amount of pension plan transfers over remittances received from Infineon to the Company is reflected as a distribution to partner in the Statement of Partners’ Equity. Under HGB, the excess is charged to the statement of operations.
g) Tax effect
      Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is deemed “more likely than not” that the deferred tax asset will not be realized. Under HGB, no deferred tax assets are recorded for net operating losses. Due to the accumulated losses of the Company, a full valuation allowance is made for the net operating losses. Accordingly, there is no tax effect for differences between HGB and U.S. GAAP for the Company during the periods presented.

h)	Unrealized exchange gains on foreign currency translations from monetary balance sheet items
      Under U.S. GAAP unrealized exchange gains on foreign currency translations from monetary balance sheet items are recognized in the statement of operations. This is not permitted under HGB.

i)	Waiving of loans of Saifun Semiconductors
      Pursuant to the Agreement on Termination of Joint Venture Agreement and Related Transactions the loans of Saifun Semiconductors of € 13,748 were waived. Under HGB it is recognized in the statement of operations. Under US GAAP, the waiver of the debt is considered a component of the purchase accounting applied to the acquisition of the minority interest of the Company purchased by Infineon.
j) Goodwill recognition
      The net consideration paid as a result of the Termination Agreement and the Amended License Agreement included cash, forgiveness of Saifun’s past and existing financing commitments, the cancellation of the existing license agreement and forgiveness of related liabilities owed to Saifun, and the Amended License Agreement. Since the above-mentioned agreements were negotiated concurrently, the total consideration paid in connection with the Termination Agreement and the Amended License Agreement was allocated to the various elements based on their respective fair values. The resulting purchase price allocation resulted in goodwill at the Company’s parent level. Under US GAAP, the acquisition of the minority interest of the Company by Infineon is accounted for as a step acquisition and all purchase accounting adjustments are reflected at the Company level. The preliminary allocation of the purchase price to the assets and liabilities acquired as of December 23, 2004, the effective date of the Termination Agreement, resulted in goodwill of € 4,465.
      On January 13, 2005, the existing license agreement was cancelled, the related liabilities owed to Saifun were forgiven, and the Amended License Agreement was entered into. As a result, the preliminary purchase

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
price allocation was adjusted, whereby a license asset and a corresponding liability were recorded, the existing license asset and corresponding liability were removed, and goodwill was increased to € 8,662.

	For the period	For the year
	ended	ended
	December 23,	December 26,
	2004	2003

Net loss
Net loss based on German HGB	(49,474)	(34,615)

Adjustments:
a. Depreciation	(1,902)	(253)
b. License amortization	(2,341)	(4,551)
c. Grant recognition	(3,610)	(849)
d. Pension obligation	225	(46)
e. Stock-based compensation	(553)	(164)
g. Tax effect	—	—
h. Unrealized exchange gains on foreign currency translations from monetary balance sheet items	434	—
i. waiving of loans of Saifun Semiconductors	(13,748)	—

Net increase in net loss	(21,495)	(5,863)

Approximate — net loss based on U.S. GAAP	(70,969)	(40,478)

Partners’ capital (deficit)
Partners capital (deficit) based on German HGB	(61,697)	(12,223)

Adjustments:
a. Depreciation	(3,004)	(403)
b. License amortization	(6,892)	(4,551)
c. Grant recognition	(3,702)	(791)
d. Pension obligation	32	(193)
g. Tax effect	—	—
h. Unrealized exchange gains on foreign currency translations from monetary balance sheet items	434	—
j. APIC from Goodwill recognition	4,465

Net decrease in partners’ capital	(8,667)	(5,938)

Approximate — partners’ capital based on U.S. GAAP	(70,364)	(18,161)

Changes in partners’ capital based on U.S. GAAP
Balance, beginning of period	(18,161)	338
Increase Partners’ Capital/ APIC	—	21,879
Contribution by Partner (see note 6e)	553	164
Waiving of loans of Saifun Semiconductors (see note 6i)	13,748	—
Distribution to Partner (see note 6f)	—	(64)
APIC from Goodwill recognition (see note 6j)	4,465
Net loss	(70,969)	(40,478)

Balance, end of period	(70,364)	(18,161)

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
      The summarized U.S. GAAP balance sheet is as follows:

December 23,
2004

Assets:
Current assets:
Cash and cash equivalents	1,737
Receivables related parties, net	35,416
Inventories	3,565
Other current assets	5,998

Total current assets	46,716

Property, plant and equipment, net	13,202
Other assets	1,220
Goodwill	4,465

Total assets	65,603

Liabilities and stockholders’ equity (deficit):
Current liabilities:
Trade accounts payable	34,012
Loans from affiliated companies	82,940
Accrued liabilities	13,724
Other current liabilities	1,589

Total current liabilities	132,265

Other non-current liabilities	3,702

Total liabilities	135,967

Stockholders’ equity (deficit):
Ordinary share capital	817
Additional paid-in capital	51,602
Accumulated deficit	(122,783)

Total stockholders’ equity (deficit)	(70,364)

Total liabilities and stockholders’ equity (deficit)	65,603

INFINEON TECHNOLOGIES FLASH GMBH & CO. KG, DRESDEN
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
Movement of Fixed Assets for the period from December 27, 2003 to December 23, 2004

	Cost of Acquisition					Depreciation				Net Book Value

	December 27,				December 23,	December 27,			December 23,	December 23,	December 26,
	2003	Additions	Disposals	Transfer	2004	2003	Additions	Disposals	2004	2004	2003

I. Intangible Assets
Software	212	4	—	—	216	62	72	—	134	82	150

II. Tangible Assets
1. Plant and machinery	14	—	—	—	14	2	2	—	4	10	12
2. Technical and office equipment	5,324	11,800	58	1,580	18,646	1,011	2,237	52	3,196	15,450	4,313
3. Payments on account	1,580	745	0	(1,580)	745	—	—	—	—	745	1,580

	6,918	12,545	58	—	19,405	1,013	2,239	52	3,200	16,205	5,905

	7,130	12,549	58	—	19,621	1,075	2,311	52	3,334	16,287	6,055

LOGO

3,820,148 Shares
Ordinary Shares

PROSPECTUS
March 30, 2006

Sole Book-Running Manager
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